Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2017

Dated: February 21, 2018

401 Bay Street, Suite 3200

Toronto, ON M5H 2Y4

1.	COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS	128
2.	MANDATE OF THE AUDIT AND FINANCE COMMITTEE	130
3.	PRE-APPROVAL POLICIES AND PROCEDURES	130
4.	EXTERNAL AUDITOR SERVICE FEES	131

ITEM IX INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		131

ITEM X TRANSFER AGENT AND REGISTRAR		132

ITEM XI MATERIAL CONTRACTS		132

ITEM XII INTERESTS OF EXPERTS		135

ITEM XIII ADDITIONAL INFORMATION		135

SCHEDULE A AUDIT AND FINANCE COMMITTEE CHARTER		136

List of Charts and Tables

IAMGOLD’s Corporate Structure	14
Mineral Reserves and Resources	113

 Explanatory Notes:

1.	All dollar amounts presented in Annual Information Form are expressed in U.S. dollars, unless otherwise indicated.

2.	Production results are in metric units, unless otherwise indicated.

3.

IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.

The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2017 and the related management’s discussion and analysis.

5.

The Company’s Annual Financial Statements for the year ended December 31, 2017 and the related management’s discussion and analysis, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Our website and the information contained on our website is not part of or incorporated by reference into this Annual Information Form.

Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a result, information contained in this Annual Information Form containing descriptions of our mineral properties or estimates of mineral reserves or mineral resources is not comparable to similar information disclosed by U.S. companies in reports filed with the SEC. For example, the terms “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves” are used in this Annual Information Form to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not currently recognize them. Under the rules and regulations of the SEC, as set forth in Industry Guide 7, a U.S. company generally may only disclose estimates of proven and probable mineral reserves, and may not disclose estimates of any classification of mineral resources. In addition, definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations, whereas the SEC generally only permits U.S. companies to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Any estimate of mineral reserves or mineral resources has a great amount of uncertainty as to its existence, and great uncertainty as to its existence, and great uncertainty as to its economic and legal feasibility with estimates of mineral resources have a greater degree of uncertainty. Further, in accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of pre-feasibility or feasibility studies or other economic studies, except that they may form the basis of preliminary economic assessments, which are sometime referred to as scoping studies, subject to compliance with certain disclosure requirements under NI 43-101. Accordingly, investors are cautioned not to assume that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a mineral reserve or that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources is economically or legally mineable or will ever be mined. U.S. investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserves and mineral resources (including, but not limited to, potential for further increases at the Essakane, Rosebel, Westwood and Sadiola mines) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects (including, but not limited to, the Côté Gold project) and exploration budgets and targets; construction and production targets and timetables, as well as the anticipated timing of grants of permits and governmental incentives; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures for mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; the integration or expansion of operations, technologies and personnel of acquired operations and properties; and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, seismic events, floods, the inability to achieve designed processing plant throughputs or metallurgical recoveries and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold and other minerals produced; past market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace mineral reserves depleted by production; overestimation/underestimation of mineral reserve and mineral resource calculations; fluctuations in exchange rates of currencies; failure to obtain and renew financing as and when required to fund exploration, development and continuing operations; defaults under the Company’s credit facility or senior notes due to a violation of covenants contained therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; inherent risks related to the use of derivative instruments (including, but not limited to, for hedging purposes to stabilize input costs) accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and the ability to acquire new properties and recruit and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions and other disruptions caused by mining accidents; health risks associated with the mining work force in West Africa, Canada and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety at the Company’s mining and processing operations and at the locations of its exploration activities; risks normally associated with any conduct of business in foreign countries (including, but not limited to, varying degrees of political and economic risk) which may include the possibility for political unrest, foreign military intervention, acts of war, terrorism, sabotage and civil disturbances; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in West Africa, Canada and Suriname, which may have unknown and negative impacts on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Côté Gold or other projects and potential further expansion activities at the Sadiola, Essakane and Rosebel mines; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Annual Information Form. Market and commodity price volatility and uncertainty in credit markets stemming, in part, from events in financial and credit markets as well as from geo-political risks around the world, continue to cause volatility and uncertainty in the price of gold. These on-going events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AC: aircore.

Bond Ball Mill Work Index: is a measure of the resistance of the material to grinding in a ball mill. It can be used to determine the grinding power required for a given throughput of material under ball mill grinding conditions. It is a locked cycle test conducted in closed circuit with a laboratory screen.

Burkina Faso Mining Law: 2003 Mining Code no 31-2003/AN dated May 8, 2003 of Burkina Faso.

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (“CIL”) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing dissolved gold in solution as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Carbon-in-pulp (“CIP”) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

CEAA: Canadian Environmental Assessment Agency.

CNESST: Québec Commission des normes, de l’équité, de la santé et de la sécurité du travail.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

CRM: Certified Reference Material.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DD: diamond drilling or diamond drill.

Deferred development: development of surface and underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

EMS: environmental management system.

ESIA: Environmental and Social Impact Assessment.

FS: Feasibility Study

g/t Ag: gram of silver per tonne.

g/t Au: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

GRG: gravity recoverable gold.

HPGR: high pressure grinding rolls.

HQ: industry standard drilling core size with a diameter of 63.5 mm.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an EMS (environmental management system).

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: a process to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

LHD: load haul dump.

LOM: “Life of Mine”.

MDDELCC: Québec Ministry of Sustainable Development, Environment, and Climatic Changes.

MOECC: Ontario Ministry of the Environment and Climate Change.

MTY: million tonnes per year.

MW: megawatts.

MWp: megawatt peak power. A measuring unit for the maximum output of a photovoltaic power plant.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under “Technical Information”.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under “Technical Information”.

NQ: industry standard drilling core size with a diameter of 47.6 mm.

Ounce: refers to one troy ounce, which is equal to 31.1035 grams.

PEA: Preliminary Economic Analysis

PFS: Pre-Feasibility Study.

PPA: Power purchase agreement.

PQ: industry standard drilling core size with a diameter of 85.0 mm.

QA/QC: quality-assurance/quality control.

Qualified person: an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RAB: rotary air blast.

RC: reversed circulation (drilling).

Recovery: the proportion of valuable material obtained during mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration or Reclamation: operation consisting of restoring or rehabilitating a mining site to a satisfactory and stable environmental condition following the cessation of mining and processing activities.

RQD: rock quality designation.

SAG: semi-autogenous grinding.

SSP: Sadiola Sulphide Project.

Stripping: in mining, the process of removing overburden or waste rock to expose ore.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility or TSF: a containment area used to deposit tailings from milling.

Tonne: by common convention refers to one Metric ton, equivalent to 1,000 kilograms.

TPD or tpd: refers to Tonnes per day

TSM: Towards Sustainable Mining

Financial Terms

2016 Credit Facility: means the refinanced, secured revolving credit facility of $250 million with $100 million of committed and $150 million of uncommitted capital. The facility was entered into by the Company and a syndicate of financial institutions led by the National Bank of Canada and Deutsche Bank on February 1, 2016.

2017 Credit Facility: means the refinanced, secured revolving credit facility of $250 million with $250 million of committed and $100 million of uncommitted credit. The facility was entered into by the Company and a syndicate of financial institutions led by the National Bank of Canada and Deutsche Bank on December 14, 2017. This facility replaced the 2016 Credit Facility and matures on March 31, 2022.

2012 Senior Notes: means the senior notes bearing interest at 6.75 per cent which mature on October 1, 2020 and which were issued by the Company on September 21, 2012 in an original aggregate principal amount of $650 million.

2017 Senior Notes: means the senior notes bearing interest at a rate of 7 per cent per annum which mature on April 15, 2025 and which were issued by the Company on March 16, 2017 in an aggregate principal amount of $400 million.

Common Shares: means common shares in the capital of the Company.

CSA: the Canadian Securities Administrators.

First Preference Shares: means first preference shares in the capital of the Company.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

IFRS: International Financial Reporting Standards.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

NSR: net smelter returns.

NYSE: the New York Stock Exchange.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production.

SEC: the United States Securities and Exchange Commission.

Second Preference Shares: means second preference shares in the capital of the Company.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola mine, refer to the definitions of the JORC Code (defined below) under the heading “Australasian Code for Reporting of Mineral Resources and Ore Reserves” below.

Canadian Standards for Mineral Resources and Mineral Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates” at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of decreasing geological confidence into Proven Mineral Reserves and Probable Mineral Reserves. A Proven Mineral Reserve has a higher level of confidence than a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of decreasing geological confidence, into Measured, Indicated and Inferred categories. A Measured Mineral Resource has a higher level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material or natural, solid, fossilized, organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery, Mining Dilution, Mining Losses and Cut-off Grade

In calculating Mineral Reserves, cut-off grades are established using the Company’s long-term metal or mineral prices, foreign exchange assumptions, metallurgical recovery, mining dilution, mining losses and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * * * * * *

Australasian Code for Reporting of Mineral Resources and Ore Reserves

The estimates of ore reserves and mineral resources for the Sadiola mine, as set out in this Annual Information Form, have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code subject to the satisfaction of certain requirements.

The definitions of ore reserves (under the JORC Code) are as follows:

Ore reserve (under the JORC Code) is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate, at the time of reporting, that extraction could reasonably be justified. Ore reserves are subdivided in order of decreasing confidence into proved ore reserves and probable ore reserves.

Proved ore reserve (under the JORC Code) is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate, at the time of reporting, that extraction could reasonably be justified.

Probable ore reserve (under the JORC Code) is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of decreasing geological confidence, into measured, indicated and inferred categories.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resource estimates for this mine as set forth herein.

Symbols Used

Ag	=	Silver

Au	=	Gold

Cu	=	Copper

Item I Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company (“Common Shares”) were consolidated on a one for 4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of First Preference Shares, issuable in series, and an unlimited number of Second Preference Shares, issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation. Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited and effective November 8, 2006, the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc. (“IMG-QC”), with Cambior pursuant to the terms of a court-sanctioned arrangement (“Cambior Arrangement”). By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso Inc. By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IMG-QC. Further to a plan of arrangement, the Company completed the acquisition, through a wholly-owned subsidiary, of Trelawney Mining and Exploration Inc. (“Trelawney”) on June 21, 2012. By articles of amalgamation effective June 1, 2016, the Company amalgamated with its then wholly-owned subsidiaries, 2324010 Ontario Inc., Trelawney and Trelawney Augen Acquisition Corp (“TAAC”).

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II General Development of the Business

1.	Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration and development properties.

The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

IAMGOLD’s Corporate Structure

On January 16, 2015, the Company announced that it received regulatory approvals to complete the sale of the Niobec niobium mine to the group of companies led by Magris Resources Inc. Such sale was completed on January 22, 2015. On closing, the Company received $500 million in cash after tax for the niobium business.

On January 22, 2015, the Company reported that a seismic event of rock bursts occurred in the confined area of the Westwood mine, which caused a localized underground ground fall. The Company reported that no employees were injured and all employees in the mine were evacuated. For both this event and the subsequent May 26, 2015 event reported below, gold production in the mill was not interrupted as the Westwood mine had sufficient stockpiles and had advanced underground development to the extent that it had many operating underground stopes from which to mine. However, mining in the specific area affected by the rock bursts was suspended until a situation analysis was completed, as worker safety remained a priority.

On February 2, 2015 and February 13, 2015, the Company issued 5,317,716 and 8,452,365 flow-through Common Shares for proceeds of C$20 million and C$30 million, respectively. The Company will apply all of the flow-through share proceeds raised to fund qualified exploration and development expenditures.

On March 23, 2015, the Company completed an agreement with Sandstorm Gold Ltd. to sell the Company’s gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik diamond mine (the “Diavik Diamond Royalty”). The Diavik diamond mine is owned under an unincorporated joint venture structure whereby 60 per cent is owned by Diavik Diamond Mines Inc. (“DDMI”), a subsidiary of Rio Tinto plc, and 40 per cent is owned by Dominion Diamond Diavik Limited Partnership, a subsidiary of Dominion Diamond Corporation, and the mine is operated by DDMI. The Diavik Diamond Royalty was sold for total proceeds of $56.8 million, comprised of $52.5 million in cash on closing and three million five-year warrants for shares of Sandstorm Gold Ltd. exercisable after initial production from the Diavik diamond mine’s A21 pipe at an exercise price of $4.50 and valued at $4.3 million based on the Company’s internal valuation methodology.

On March 25, 2015, the Company announced the retirement of three of its directors who had been scheduled for re-election at the Company’s annual meeting of shareholders on May 11, 2015. The board of directors appointed existing director Donald Charter as the new Chairman following the annual meeting of shareholders.

On May 26, 2015, the Company reported that a seismic event of rock bursts occurred in the confined area of the Westwood mine, which caused a localized underground ground fall. No employees were injured and all employees in the mine were evacuated.

On October 8, 2015, the Company announced that it had started a process to reduce by 10 per cent the number of employees at the Rosebel mine. During the two-year period preceding that date, the Company reduced its overall costs by approximately $175 million and improved productivity at all of its gold mines, resulting in a drop of the Company’s all-in sustaining costs at its gold mines by $120 per ounce since the second quarter of 2013. The existing gold price environment required the Rosebel mine to initiate further action and adjust the size of its employee base accordingly.

On November 10, 2015, the Company announced that it acquired 21,473,838 common shares of Merrex Gold Inc. in settlement of debt owned by Merrex Gold Inc. pursuant to the Siribaya Joint Venture between the Company and Merrex Gold Inc.

On November 16, 2015, the Company announced that it had received regulatory approval from the French Financial Market Authority (Autorité des Marchés Financiers) of its simplified public tender offer, a draft of which had been filed on October 26, 2015, to acquire all of the outstanding common shares of EURO Ressources S.A. (“EURO”) that the Company did not already own for cash consideration of €2.84 per share. The offer was open for a period of 20 trading days from November 16, 2015 until December 11, 2015.

On November 25, 2015, the Company confirmed that following the conclusions of expert assessments of the seismic event that occurred in the Westwood mine on May 26, 2015, the Commission des normes, de l’équité, de la santé et de la sécurité du travail (“CNESST”) authorized the start of remediation and recovery work in the level 104 mining block at the Westwood mine. Detailed and methodical planning will be carried out in compliance with the experts’ recommendations and with the approval of the CNESST at each step.

On December 2, 2015, the Company announced that employees at the Rosebel mine in Suriname went on strike over the Company’s process of laying off approximately 10 per cent of the mine’s employees. The Company maintains that it followed the process required by law and offered a fair severance package, which over 50 per cent of the affected employees accepted.

On December 10, 2015, the Company announced the appointment of Sybil Veenman to its board of directors.

On December 14, 2015, the Company reported that the employees had ended their illegal strike and that the Rosebel mine had resumed production.

On December 17, 2015, the Company announced the closing of its simplified public tender offer for EURO which commenced on November 16, 2015. In conjunction with the conclusion of the offer, the Company acquired an additional 3.7 per cent interest in EURO for $7.2 million. As of December 31, 2015, the Company beneficially owns and controls approximately 90 per cent of the outstanding common shares of EURO.

On February 1, 2016, the Company announced the termination of its unsecured 2012 Amended Credit Facility and the closing of its secured revolving 2016 Credit Facility with the bank syndicate led and arranged by National Bank of Canada and Deutsche Bank. The secured 2016 Credit Facility consists of a fully committed $100 million with an option to potentially add a further $150 million. The secured 2016 Credit Facility will expire in February 2020 and the accordion is available under the same terms and conditions.

On March 16, 2016, the Company sold all 21,875,000 common shares of Galane Gold Ltd. (“Galane”) held pursuant to an agreement by which Galane, indirectly, acquired ownership of the Mupane gold mine in Botswana, Africa from the Company, as originally announced by the Company on August 31, 2011. The Company no longer holds any common shares of, or warrants to purchase common shares of, Galane and thus holds a zero per cent interest in Galane’s outstanding common shares.

During the first quarter of 2016, the Company issued 12 million flow-through Common Shares for proceeds of C$41 million to fund the development of the Westwood mine and sold approximately 135 thousand ounces of gold bullion for proceeds of approximately $170 million.

On April 6, 2016, the Company announced it had obtained a receipt for a final short form base shelf prospectus further to its filing of a renewed preliminary short form base shelf prospectus. Both the preliminary and final short form base shelf prospectuses were filed with securities regulators in each province and territory in Canada, except for the Province of Québec and a corresponding registration statement was filed with the SEC. These filings allow the Company to make offerings of Common Shares, First Preference Shares, Second Preference Shares, debt securities, warrants, subscription receipts and any combination thereof of up to $1 billion during the 25-month period following April 6, 2016 in the United States and Canada, expect for the Province of Québec.

On April 26, 2016, the Company announced that Ressources Québec Inc., a subsidiary of Investissement Québec Inc., joined IAMGOLD’s 2016 Credit Facility, bringing an additional commitment of $38 million, effective April 25, 2016. On May 9, 2016, the 2016 Credit Facility was increased by a further $2 million.

On June 15, 2016, the Company reported final assay results from the 2016 winter DD program completed in April 2016 at the Monster Lake project in Québec, Canada, for which IAMGOLD has an option. The winter DD program totalled 8,105 metres from 21 DD holes.

On July 5, 2016, the Company reported for the Malikoundi deposit as part of the Company’s Boto Gold project in Senegal additional drilling results from four deep DD holes totalling 2,341 metres completed to date during the 2016 drilling program.

On August 8, 2016, the Company commenced a tender offer to purchase for cash up to $150 million of the principal amount of 2012 Senior Notes. On September 6, 2016, the Company announced the final results of the tender offer. As of the expiration date of the tender offer, $145,863,000 aggregate principal amount of the 2012 Senior Notes, or approximately 23.0 per cent of the 2012 Senior Notes outstanding, were validly tendered and not withdrawn pursuant to the tender offer, all of which tendered 2012 Senior Notes were purchased and cancelled by the Company.

On August 16, 2016, the Company announced that it completed a bought deal offering at a price of $5.15 per Common Share. A total of 44,677,500 Common Shares (including 5,827,500 Common Shares sold pursuant to the exercise in full by the underwriters of their over-allotment option) were sold in the offering for aggregate gross proceeds of $230 million.

On August 29, 2016, Morgan Stanley Senior Funding, Inc. joined the 2016 Credit Facility, bringing an additional commitment of $30 million.

On August 31, 2016, the Company announced that it signed an agreement with the Republic of Suriname to acquire an interest in the Saramacca property with the intent of defining a NI 43-101 compliant mineral resource within the next 24 months from such date. The Saramacca property, also known as Anomaly M, is located in the Republic of Suriname approximately 30 kilometres southwest of the Rosebel mill and immediately southeast of the Sarafina property optioned to IAMGOLD. The terms of the acquisition include an initial payment of $200,000, which would enable immediate access to the property for the Rosebel mine’s exploration team as well as access to data from previous exploration activity at Saramacca to conduct a due diligence review of the property. On December 19, 2016, the Saramacca property was transferred to the Rosebel mine in exchange for a payment of $10 million to a corporation controlled by the Republic of Suriname. IAMGOLD will also issue an aggregate of 3,125,000 Common Shares in equal installments to a corporation controlled by the Republic of Suriname on each of the following three anniversaries of the Saramacca property transfer date. On November 27, 2017, the Company issued the first tranche of the 3.125 million contingently issuable IAMGOLD Common Shares to the Government of Suriname and retained the right to explore the Saramacca property. The equity issuance amounted to 1.042 million IAMGOLD Common Shares. Adjustments to the purchase price will be calculated depending on the success of the drill program carried out by the Rosebel mine over the first 24 months from August 31, 2016, but will be capped at $10 million.

On September 15, 2016, the Company announced additional drilling results from its 100 per cent owned Boto gold project in eastern Senegal, West Africa. The Company reported assay results from 23 DD holes at the Malikoundi deposit totaling 2,217 metres, completed prior to the commencement of the rainy season, including five DD holes that were deepened to target footwall mineralization and provide additional geotechnical information.

On December 22, 2016, the Company announced that it signed a definitive agreement with Merrex Gold Inc. to acquire, in an all-share transaction, all of the issued and outstanding shares of Merrex Gold Inc. not already owned by the Company. The transaction proceeded by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and closed on February 28, 2017.

On December 30, 2016, the Company acquired some additional properties around the Côté Gold project from GoldON Resources Ltd.

On January 26, 2017, the Company announced the positive results of a PEA for its Côté Gold project. The Company also received approval of the project’s provincial environmental assessment from the Provincial Minister of the Environment and Climate Change on January 25, 2017, which follows the positive decision on the federal environmental assessment issued by the Federal Minister of the Environment and Climate Change in April 2016. Positive decisions on the federal and provincial environmental assessments for the project enable the Company to initiate applications on permits to support development following the completion of a PFS.

On February 7, 2017, the Company announced the amendment of the 2016 Credit Facility, adding $80 million of additional commitments resulting in total commitments under the 2016 Credit Facility of $250 million, with similar terms and conditions. With this amendment, the Company’s banking syndicate was joined by Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada.

On February 13, 2017, the Company provided an update from its initial exploration program at the Saramacca project in Suriname. The Company reported final assay results from the 2016 drilling program comprised of approximately 14,600 metres from 67 DD holes and 4,500 metres from 37 RC holes.

On March 3, 2017, the Company announced the commencement of an offering of 2017 Senior Notes for an estimated aggregate amount of $500 million. The intended use of proceeds of the offering was to fund the redemption of outstanding 2012 Senior Notes. On March 16, 2017, the Company completed the offering of 2017 Senior Notes for aggregate proceeds of $400 million. On April 3, 2017, the Company announced that it used the gross proceeds from the offering together with cash on hand to redeem the $489 million of outstanding 2012 Senior Notes.

On March 6, 2017, the Company signed a power purchase agreement among (“PPA”) IAMGOLD Essakane SA, EREN Renewable Energy SA, AREN ENERGY (PTY) Ltd. and Essakane Solar SAS to begin the development of a 15 MWp solar power plant in 2017 for the Company’s Essakane mine in Burkina Faso. The agreement is for an initial period of 15 years and stipulates that Essakane Solar SAS, a local entity created by the Essakane mine developers, will operate the solar power plant that sells energy to the Essakane mine.

On March 28, 2017, the Company provided an update from its 2017 infill drilling program at the Saramacca project in Suriname, reporting assay results from the initial 29 DD holes totaling 6,008 metres. On May 15, 2017, the Company announced the completion of its 2017 infill drilling program at the Saramacca project, with 113 DD holes totaling approximately 19,600 metres. On June 16, 2017, the Company provided the remaining assay results of its 2017 infill drilling program at the Saramacca project. On September 5, 2017, the Company announced its first mineral resource estimate in accordance with the CIM Standards for the Saramacca deposit. The resource estimate comprises 14.4 million tonnes of indicated resources averaging 2.20 grams of gold per tonne for 1,022,000 ounces and 13.6 million tonnes of inferred resources averaging 1.18 grams of gold per tonne for 518,000 ounces.

On May 10, 2017, the Company held its annual meeting of shareholders in which all the directors listed as nominees in the management information circular dated March 30, 2017 were elected to the board of directors of the Company.

On May 11, 2017, the Company provided an update on the ongoing exploration program at its Monster Lake joint venture project, reporting assay results from the first 11 drill holes totaling just over 5,100 metres from a total of 24 DD holes totaling 10,657 metres. On July 6, 2017, the Company provided the remaining assay results from the winter 2017 drilling program completed at its Monster Lake joint venture project. On November 1, 2017, the Company announced assay results from the summer 2017 drilling program completed at Monster Lake, reporting results from three drill holes totaling 1,836 metres.

On May 31, 2017, the Company announced additional drilling results from its Boto gold project. The Company reported assay results from the remaining 22 DD holes, totaling 2,842 metres, completed at the Malikoundi deposit and Malikoundi North extension.

On June 5, 2017, the Company announced positive results from a PFS for its Côté Gold project. The results outlined an economically viable project and confirmed the development concept set out in the PEA, with proven and probable reserves of 5.9 million ounces of gold. The Company also announced that it had entered into a definitive investment agreement with Sumitomo Metal Mining Co., Ltd. (“SMM”), and SMM Gold Cote Inc. (“SMM Cote”), a wholly-owned subsidiary of SMM (collectively with SMM, “Sumitomo”), pursuant to which the Company and Sumitomo formed a joint venture and Sumitomo acquired a 30 per cent undivided participating interest in the Company’s ownership interest in the Côté Gold project for an aggregate $195 million. Of such amount, $100 million was paid upon closing and the remaining $95 million is payable on the earliest of: (i) 18 months following closing; (ii) the date of public filing of a feasibility study with respect to the Côté Gold project; and (iii) the date of closing of any sale by SMM Cote of its participating interest in the Côté Gold project, as permitted by a joint venture agreement that was entered into between the Company and SMM Cote upon closing of the transaction. The Company will remain the operator of the Côté Gold project during development as well as once in operation. The Company announced the closing of the transaction on June 20, 2017.

On July 26, 2017, the Company announced an updated mineral reserve and mineral resource estimate for its Rosebel mine. Total estimated attributable proven and probable gold reserves for the Rosebel mine increased by 80 per cent to 3.5 million ounces at the end of June 2017 from 2.0 million ounces of gold at the end of 2016.

On August 14, 2017, the Company announced its acquisition of 27,777,777 common shares of TomaGold Corporation (“TomaGold”) for an aggregate purchase price of $2,500,000, representing approximately 19.98 per cent of the outstanding common shares of TomaGold.

On September 5, 2017, the Company filed a NI 43-101 Technical Report supporting the mineral reserve and resource update for the Rosebel mine.

On October 17, 2017, the Company filed a NI 43-101 Technical Report supporting its initial resource estimate for the Saramacca deposit.

On November 16, 2017, the Company provided an update from its ongoing Phase II 2017 drilling program at its Saramacca project. The Company has commenced a 22,000-metre DD program at Saramacca and reported on assay results from 37 drill holes totaling 9,553 metres.

On January 24, 2018, the Company announced that it had signed an agreement with the Government of Suriname whereby it has been granted the exploration rights to the Brokolonko property. The property is located approximately 30 kilometres from the Rosebel mill in Suriname just northwest of the previously acquired Saramacca property and the Sarafina property optioned to the Company. The Company had not acquired Brokolonko from a third party, but has instead secured the rights to exploration directly from the Government of Suriname.

On February 12, 2018, the Company announced its 2017 year-end mineral reserve and resource statement.

On February 12, 2018, the Company announced the positive results from a PFS for its Boto gold project in Senegal, West Africa. The results, which outline an economically viable project, justify the commencement of an FS to further optimize the project development design and improve project economics.

2.	Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Controls Relating to Corporate Structure Risk

IAMGOLD has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Company’s board of directors, and implemented by the Company’s senior management. The relevant features of these systems include:

(a)

IAMGOLD’s Control Over Subsidiaries. IAMGOLD’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over the operations of its subsidiaries. A substantial number of IAMGOLD’s subsidiaries are either wholly-owned or controlled to a large extent by the Company. Accordingly, the Company directly controls the appointments of either all of the directors or such number of directors reflecting the Company’s proportional ownership interest of its subsidiaries. The directors of IAMGOLD’s subsidiaries are ultimately accountable to IAMGOLD as the shareholder appointing him or her, and IAMGOLD’s board of directors and senior management. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of IAMGOLD or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

(b)

Strategic Direction. IAMGOLD’s board of directors is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

(c)

Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements and Management Discussion & Analysis (“MD&A”) on a quarterly and annual basis, using IFRS as issued by the International Accounting Standards Board, which require financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and relevant securities laws. These internal controls include the following:

(i)

The Company has established a quarterly reporting package relating to its subsidiaries that standardizes the information required from the subsidiaries in order to complete the consolidated financial statements and MD&A. Management of the Company has direct access to relevant financial management of its subsidiaries in order to verify and clarify all information required.

(ii)

All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by senior management, particularly, a Disclosure Committee, including the Chief Executive Officer, the Chief Financial Officer and internal legal counsel before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.

(iii)

As more fully described in paragraph (e), the Company’s Audit Committee obtains confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 - Certification of Disclosure in the Company’s Annual and Interim Filings (“NI 52-109”).

(iv)

The Company’s Audit Committee reviews and approves the Company’s quarterly and annual financial statements and MD&A and recommends to the Company’s board of directors for the board’s approval of the Company’s quarterly and annual financial statements and MD&A, and any other financial information requiring board approval, prior to their publication or release.

(v)

The Company’s Audit Committee assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements by way of reports from management and its internal and external auditor.

(vi)

Although not specifically a management control, the Company engages its external auditor to perform reviews of the Company’s quarterly financial statements and an audit of the annual consolidated financial statements in accordance with Canadian generally accepted auditing standards.

(d)

Disclosure Controls and Procedures. The responsibilities of the Company’s Audit Committee include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

(e)

CEO and CFO Certifications. In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer in a timely manner.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries.

Procedures of the Board of Directors of the Company

Fund Transfers from the Company’s Subsidiaries to IAMGOLD

Funds are transferred by the Company’s subsidiaries to the Company by way of wire transfer and/or cheque pursuant to a variety of methods which include the following: collection of monthly management fees; chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices by the Company; repayment of loans related to project funding; and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the funding arrangement established between the Company and the subsidiary. In some cases, loan agreements are established with corresponding terms and conditions. In other cases, dividends are declared and paid based on the profitability and available liquidity of the applicable subsidiary. Where regulatory conditions exist in the form of exchange controls, authority to return capital is obtained in advance of the funding of the subsidiary, from the appropriate government ministry by the Company and the applicable subsidiary.

Removal of Directors of Subsidiaries

Pursuant to joint venture agreements governing the operation of its Malian operations, the Company has the right at any time to appoint or remove directors of its Malian subsidiaries and has an effective veto over decisions concerning its Malian subsidiaries.

In respect of its wholly-owned subsidiaries, subject to applicable local corporate laws and the respective constating documents of each of the Company’s wholly-owned subsidiaries, the Company may remove directors of these subsidiaries from office either by way of a resolution duly passed by the Company at a shareholders’ meeting or by way of a written resolution.

Records Management of the Company’s Subsidiaries

The original minute books, corporate seal and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. The Company maintains at its head office a duplicate set of such corporate records for all of its subsidiaries.

3.	Risk Factors

The Company is subject to various risks arising from factors within or outside of its control. Such risks are broadly classified into two categories: financial and operational risks. Any occurrence could materially adversely affect among other things results from operations, profitability, cash flow, and asset valuations. Any one risk factor could cause actual results to differ materially from those described in forward-looking statements relating to the Company. Additionally, should two or more adverse events occur simultaneously or within a relatively short period of time, there could be a compounding effect on results from operations, profitability, cash flow, and asset valuations.

Financial Risks

Gold price fluctuations

The Company’s revenues depend in part on the market gold prices for mine production from the Company’s producing properties. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Company’s financial performance or results of operations and may result in adjustments to reserve estimates and life of mine plans. Continuous declining gold prices may result in a declining production profile and adverse financial performance. The Company does not currently hedge its gold sales.

Cryptocurrencies

Cryptocurrencies and other block-chain-based mediums of exchanges (digital currencies) are becoming more integrated with the global economy and have the potential to become a means of storing wealth outside of conventional financial markets. These digital currencies may offer a compelling alternative to financial instruments exchangeable for government-issued currencies because they are held and traded on a decentralized network of computers, often beyond the control of individual governments or companies. Since gold serves a substantially similar wealth-storing function, the growing acceptance and popularity of cryptocurrencies and other block-chain-based mediums of exchanges may have an adverse effect on the market for gold and put significant downward pressure on gold prices.

The value of cryptocurrencies has increased significantly, while the price of gold has increased only 13 per cent in 2017. Investors may perceive that cryptocurrencies are a better investment than gold which could negatively impact gold producers and precious-metals investors. Some investors may decide to leave the gold market in favor of cryptocurrencies.

Insufficient financing

The Company may need to secure necessary capital through loans or other forms of permanent capital, to fund future construction of mining facilities for projects such as the Côté Gold project in Canada, the Saramacca project in Suriname and the Essakane Heap Leach project in Burkina Faso. The Company may also require funds for exploration and development of the Company’s properties, such as Boto, Siribaya, Diahka and Pitangui and continuing exploration projects that may require substantial capital expenditures. In addition, a portion of the Company’s activities may be directed to the search and exploration for new mineral deposits and their development.

The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects.

The Company may be required to seek a continuation of the current financial arrangements with its lenders and/or seek additional financing to maintain its capital expenditures at planned levels. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company or the Company may be unable to find a partner for financing. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

In addition, there can be no certainty that the Company may be able to renew or replace its current credit facility or debt financing on similar or favourable terms to the Company prior to, or upon, its maturity.

Shareholder dilution

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategic plans, market and forecasted gold prices, the mining industry, general economic conditions, and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new debt, repay or refinance existing debt, and/or amend or renew its Credit Facility.

The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the board of directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Volatility of the Company’s securities

The Common Shares of the Company are listed on the TSX and the NYSE. The price of the Common Shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The price of the Common Shares is highly affected by short-term changes in the price of gold, in the Company’s financial condition and results of operations and by global economic conditions. The Company has a concentration of earnings and cash flow generated from a single commodity and the outlook for the gold price is uncertain. This may impair the Company’s reputation and ability to raise capital. Given the current volatility in the gold price, the Company cannot predict its impact on its market capitalization.

Cost containment

The Company’s ongoing cost containment efforts may not achieve the intended objectives because of internal or external factors which, individually or combined, could cause declining margins. Further, the Company’s revenues are affected by the volatility in gold price. The combined effect of a sustained decline in the gold price with any failure to contain operating costs such as labour, energy, fuel, other consumables and increasing rock hardness, or any increase in royalties and taxation, would negatively impact the Company’s earnings and cash flow. Additionally, certain cost containment/reduction initiatives may not be sustainable over a longer period of time and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements. In addition, in an increased gold price environment, it may be advantageous to mine and produce higher cost gold because of the expanded margin potential.

Capital allocation

From time to time, the Company may have limited financial resources available for investment because of insufficient internally generated funds and inaccessibility to capital markets. Accordingly, the Company must make choices amongst investment opportunities which it must rank by attractiveness and risk. There can be no assurances that such investment decisions will yield the intended returns and could limit future growth, profitability and liquidity.

Project risks

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Significant projects contemplated for the next few years include Côté Gold, Saramacca satellite operations for Rosebel, Essakane Heap Leach project, and potentially the Sadiola Sulphide Project (“SSP”), if the appropriate government approvals can be secured. However, some or all of these projects may not proceed and other projects may arise. Risks and unknowns inherent in all projects include, but are not limited to, the accuracy of reserve estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of such projects; the future prices of the relevant minerals; and scoping of major projects including delays, aggressive schedules, unplanned events and conditions. The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail or be delayed in obtaining the governmental approvals necessary for execution of a project, in which case, the project may not proceed either on its original timing or at all. The Company may be unable to develop projects that demonstrate attractive economic feasibility at low gold prices.

The number of projects in the future may outweigh the Company’s capital, financial and staffing capacity restricting the ability to concurrently execute multiple large projects and adversely affecting the potential timing of when those projects can be put into production.

Indebtedness and restrictive covenants of the Company’s debt instruments

The Company’s level of indebtedness could adversely affect the Company, including making it more difficult to satisfy obligations with respect to the 2017 Senior Notes and other debt; limiting the ability of the Company to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements; requiring the Company to divest assets; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the 2017 Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing. Additionally, the indenture governing the 2017 Senior Notes and the 2017 Credit Facility agreement contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest.

In addition, the amount of the Company’s debt/leverage may exceed its ability to service or repay the 2017 Senior Notes. The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Company’s ability to make scheduled payments on the 2017 Senior Notes also depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. Sustained falling gold prices may result in the deterioration of free cash flow generation. The Company cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on its debt and meet other obligations, including under the 2017 Senior Notes.

Credit facility defaults

The 2017 Credit Facility places certain limits on the Company, such as, on the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, carry on business unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, the 2017 Credit Facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the 2017 Credit Facility. As at February 20, 2018, approximately $1.3 million, in the form of letters of credit, were drawn against the 2017 Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the 2017 Credit Facility to fund, among other things, part of the capital expenditures required in connection with its current development projects. If an event of default under the 2017 Credit Facility occurs, the Company would be unable to draw down further on the 2017 Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2017 Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt and may result in the acceleration of any other debt containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the 2017 Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company were unable to repay any amounts due and payable under the 2017 Credit Facility, those lenders could proceed against the security securing such indebtedness. In the event the Company’s lenders or noteholders accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay that indebtedness. Furthermore, creditors could enforce or foreclose against the collateral securing its obligations and the Company could be forced into bankruptcy, receivership or liquidation.

As a result of these restrictions, the Company may be:

●	limited in how it conducts its business;
●	unable to raise additional debt or equity financing to operate during general economic or business downturns; or
●	unable to compete effectively or to take advantage of new business opportunities

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Credit rating downgrade

The Company and the 2017 Senior Notes have non-investment grade ratings, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Inadequate controls over financial reporting

The Company assessed and tested, for its 2017 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved control(s), or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud. In addition, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

Public company obligations

As a publicly traded company, listed on senior stock exchanges in Canada and the United States, the Company is subject to numerous laws, including, without limitation, corporate, securities and environmental laws, compliance with which is both very time consuming and costly. The failure to comply with any of these laws, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the Company’s stock price. The number of laws that the Company and its local operations must comply within a number of continents and jurisdictions increases the risks of non-compliance.

Furthermore, laws applicable to the Company constantly change and the Company’s continued compliance with changing requirements is both very time consuming and costly. Adding to the significant costs of compliance with laws is the Company’s desire to meet a high standard of corporate governance. The Company’s continued efforts to comply with numerous changing laws and adhere to a high standard of corporate governance have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Asset valuations

The Company tests the valuation of its property, plant and equipment and exploration and evaluation assets when indications of potential impairment or reversal of a previously recognized impairment are identified. As at June 30, 2017, the Company recorded after tax net impairment reversals of $79.9 million for the Rosebel mine and $400 million for the Côté Gold project. As at December 31, 2017, no indicators of impairment or reversal of impairment were identified and the Company did not test the valuation of these assets.

Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic and market conditions, which may affect the fair value of the Company’s property, plant and equipment and exploration and evaluation assets resulting in either an impairment charge or reversal of impairment.

If the Company fails to achieve its valuation assumptions or if any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced a decline in fair value, an impairment charge may be required to be recorded, causing a reduction in the Company’s earnings.

Conversely, if there are observable indicators that any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced an increase in fair value, a reversal of a prior impairment may be required to be recorded, causing an increase in the Company’s earnings. As at December 31, 2017 there are no prior impairments of exploration and evaluation assets which are subject to potential reversal.

Interest rates

The Company’s financial results are affected by movements in interest rates. Interest payments under the 2017 Credit Facility are subject to fluctuation based on changes to specified interest rates. A copy of the credit agreement in connection with the 2017 Credit Facility is available under the Company’s profile on SEDAR at www.sedar.com.

Taxes and tax audits

To provide a reasonable measure of protection against unforeseen changes to tax laws that apply to mining projects, stability agreements are in place with the governments of Burkina Faso, Mali and Suriname. The Company’s interpretations of the stability agreement and the tax laws may not be the same as those of the regulatory authorities. Consequently, challenges to the Company’s interpretations of the stability agreement and the tax laws by regulatory authorities could result in significant additional taxes, penalties and interest.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest and penalties, which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or in the interpretation of tax rules and regulations by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

The Company periodically issues flow-through shares in respect of development and exploration expenditures. To be effective, such flow-through share issuances must comply with Canadian legislated tax requirements within specified time frames. In the event that the Company fails to comply with such legislated requirements, the Company may be subject to tax penalties and also may be obligated to compensate the purchasers of such flow-through shares for foregone tax benefits related to those shares.

Currency fluctuations

Currency fluctuations may affect the earnings and cash flows from the Company’s operations since gold is sold in the world market in U.S. dollars but the costs of the Company are incurred principally in non-U.S. dollars (Canadian dollars, Euros, CFA francs and Surinamese dollars). Appreciation of currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the Euro and the currency is currently convertible into Canadian and U.S. dollars, it may not always have a fixed exchange rate which may be changed to a floating rate and the fixed exchange rate may be reset by the governing bodies.

Derivatives

The Company regularly employs derivative financial instruments as a hedge in respect of input costs such as fuel/oil and currencies. Hedge products are generally used to manage the risks associated with, among other things, changes in fuel/oil prices and foreign currency exchange rates. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including:

a)	credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions;

b)

market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

c)

price/valuation risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of the Company’s own workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, environmental and health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation, and could face damage to its reputation in the case of recurring workplace incidents resulting in an injury or fatality for which the Company is found responsible. The results and costs of litigation and investigations cannot be predicted with certainty. If the Company is unable to resolve these disputes or matters favourably, this may have a material adverse impact on the Company’s financial performance, cash flows and results of operations.

In the event of a dispute or matter involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or agencies or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments or decisions from foreign courts or agencies could have an adverse effect on its cash flows, earnings, results of operations and financial condition.

For disputes with governments involving the foreign operations of the Company that are not subject to the exclusive jurisdiction of foreign courts, the Company may attempt to resolve these through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company’s financial condition.

Cash management in foreign subsidiaries

The Company conducts its operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation, IAMGOLD Corporation, and its subsidiary entities as well as requirements by local governments to sell gold bullion to local central banks could restrict the Company’s ability to fund its operations effectively. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Operational Risks

Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC. However, because the Company prepares its Annual Information Form, and other continuous disclosure documents, in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company’s mineral resources will be converted into reserves.

Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop or continue to exploit at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomic or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain or maintain necessary permits or government approvals, or revocation of or regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its mineral reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be impacted by numerous factors, including mining conditions, labour availability and relations, weather, seismic events and supply shortages.

Life of mine plans

The life of mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness over time and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. Reserves at operating sites can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known deposits, by locating new deposits, or by making acquisitions. Substantial expenditures are required to delineate resources and ultimately establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by resource conversions, expansions, discoveries, or acquisitions. The Westwood mine, in particular, has a relatively low quantity of proven and probable reserves compared to a relatively large quantity of inferred resources. Due to the nature and depth of the deposit, it will take many years to effectively access various sections of the ore body in order to carry out sufficient drilling to convert inferred resources to indicated and measured resources and, after economic assessment, into proven and probable reserves. The current life of mine business plan for the Westwood mine assumes that the inferred resources will be converted into proven or probable reserves on an ongoing basis and be mined and processed. For the reasons outlined above, there is a risk that some or all of the inferred resources at the Westwood mine may not be converted to proven or probable reserves to be mined and processed.

Mine closure

In the event of a sustained decline of the gold price and declining revenues, the Company may consider putting operation(s) on temporary care and maintenance whereby the Company would cease production, but keep the site in a condition to possibly reopen it at a later date. Additionally, closure may materialize earlier than planned to reflect market conditions. An unplanned catastrophic event such as underground seismic activity or a major tailings breach or failure to proceed with the SSP development could occur and cause a temporary or permanent mine closure. Ultimately, closure will eventually occur at all mines due to depletion of the resource. Closure costs may not be fully known for a period of time. Closure plans and site rehabilitation plans may be incomplete, inaccurately estimated, and/or not fully documented.

Coarse gold

Mineral reserve and mineral resource calculations for the gold operations may be over/under estimated as a result of the presence of coarse gold.

Some of the ore bodies at the Company’s gold mines contain coarse gold with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and mineral resources are representative by using appropriate sample preparation and analytical techniques as part of comprehensive QA/QC programs. Additionally, the grade estimation methods used are designed to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

Consumables

The profitability of the Company’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel and heavy fuel oil at the Essakane, Rosebel and Sadiola mines; electricity at the Sadiola, Rosebel and Westwood mines; and steel, concrete, grinding media, equipment spare parts, explosives and cyanide at all operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to changes in the estimated physical shape and location of the ore body or due to operational or processing changes. A material increase in costs at any significant location could have a significant effect on the Company’s capital expenditures, production schedules, profitability and operating cash flow.

Production costs

The Company’s production and cost estimates depend on many factors outside the Company’s control and may vary from actual production and costs, which could have an adverse impact on the Company’s financial results.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as productivity rates, changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Equipment malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper storage conditions may become obsolete. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Legislative changes

The Company’s mining, processing, development and mineral exploration activities are subject to various laws regulating prospecting, development, production, labour, health and safety, the environment, land titles and claims of indigenous people, mining practices, taxation, water use and other matters. Any changes to existing laws and regulations or the manner in which they are enforced could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and quantify the impact of the changes in legislation and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures or result in reduced revenues and could prevent, delay or prohibit certain operations of the Company.

In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime may adversely affect the Company’s results of operation and financial condition. The tax regimes in certain countries in which the Company operates may be subject to differing interpretations and the Company’s interpretation of taxation law, as applied to its transactions and activities, may not coincide with that of tax authorities in a given country. As a result, certain transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions, the Company may be required to pay refundable value added tax (“VAT”) on certain purchases and there can be no assurance that the Company will be able to collect all, or any, of the amount of VAT refunds which are owed to the Company.

Strategic plans

The Company maintains a dynamic strategic planning process that involves the development of strategic plans that include defining long term objectives and developing strategies designed to achieve those objectives. These plans are regularly reviewed and updated as current or prospective external and internal conditions change. The strategic plans are based upon certain assumptions around key variables that can directly impact the validity of the strategy and the achievement of planned results. Given that unforeseen changes in conditions can occur at any time resulting in the underlying assumptions becoming invalid, there can be no assurance that the Company’s strategic planning process will be completely effective in developing a strategic plan that addresses changing conditions and could result in a material adverse effect on the Company’s business, financial condition and/or results of operations. Additionally, the Company may not have sufficient resources, organization or systems to be able to execute its strategic plans in a timely or efficient manner.

Attraction and Retention of Key employees

The Company’s ability to effectively manage its corporate, exploration and operations teams depends in large part on the Company’s ability to attract, develop and retain the best talent in key roles and as senior leaders within the organization. This may be challenging to sustain and align with its strategic planning objectives of operational excellence for current mines and growth, especially in locations experiencing political or civil unrest and increasing levels of security threat. The success of the Company also depends on the technical expertise of its professional employees. The Company faces increased competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated.

The increased difficulties to attract, develop and retain capable leaders and key management and technical professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company’s business, financial condition and/or operational results.

The Company faces an ageing workforce which may impact productivity and operational experience.

The Company is dependent on a relatively small number of key management personnel. Accordingly, the loss of one or more management staff could have an adverse effect on the Company. While the Company has succession plans in place for the board of directors and senior leadership positions including the chief executive officer and other key roles, in the event of a loss of one or more individuals, there will be challenges to replace these personnel in a timely manner internally and/or externally.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including political; civil disturbance risks; changes in laws or policies of particular countries including changes to existing mining codes, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may negatively impact operations and revenues. The risks include increased “unpaid” state participation, higher energy costs, higher taxation levels and potential expropriation. There is increasing regional and external pressure for higher levels of taxation.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Extractive Sector Transparency Measures Act (“ESTMA”); currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing, of by-products from the gold extraction process having residual gold content; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Company also currently conducts mining, development and exploration activities in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on its business. Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on its business and results of operations.

Operations in Burkina Faso, Mali and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Company, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

While the governments of most of the countries the Company operates in have modernized or are in the process of modernizing their mining regimes and are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political systems of Suriname, Burkina Faso and Mali should be considered to be less predictable than in countries such as Canada and the United States.

It is possible that a current or future government may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and/or financial condition.

Security risks

The Company has operations in foreign countries which may present security risks such as civil unrest, war or terrorism. The Company may be exposed to situations or persons that may pose security threats to personnel and facilities. Loss of life, intellectual property, physical assets and reputation can have a devastating impact on the business and the workforce.

There has been an increase of terrorist incidents and activities around the world, including in the Sahel area in Africa, in which the Company’s Essakane mine is located. Jihadist activities in Mali and Burkina Faso have increased, presenting a serious security risk to the Company’s Burkinabe and Malian operations and its personnel. The proximity to other volatile regions increases this threat, in combination with porous borders.

Acquisitions and divestitures

The Company may pursue the acquisition or disposition of producing, development or advanced or early stage exploration properties and companies. The search for attractive acquisition opportunities and dispositions of existing assets and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company’s success in its acquisition and disposition activities depends on its ability to identify suitable candidates, negotiate acceptable terms for any such transaction, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition or disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operational, financial and geological risks. For example, there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions. Dispositions of assets may result in reduction of the Company’s consolidated mineral reserves and mineral resources.

Health risks

The Company is exposed to pandemics like malaria and other diseases, such as dengue, chikungunya, Zika and other flu like viruses (e.g. avian, swine). Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and in South America and is a major healthcare challenge for the Company.

In addition, unsafe work conditions or equipment, transportation of personnel or insufficient worker training may expose personnel to potentially serious occupational and workplace accidents causing injuries and/or potential fatalities while working at, or travelling to or from, an operating mine. Defective electrical wires or the short circuit of equipment may cause a major fire at the Westwood mine. In addition, with the development of the Westwood mine, personnel are exposed to heat stress due to the increase in temperature at deeper levels which may result in heatstroke and loss of productivity. The Company’s employees are also exposed to chemical, biological and physical agents that may result in occupational illnesses like, but not limited to, Raynaud’s disease, exposure to arsenic or respiratory ailments, cancers and hearing loss.

There can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Environmental and health and safety issues

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters.

A major spill or failure of the tailings facilities may cause damage to the environment and the communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations, or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up.

Despite all measures undertaken by the Company on its own accord and/or implementing recommendations from external reviews, which include the application of high operating standards and proactive governance and oversight measures including engagement of third party specialists, the Company may be liable to third parties for exposure through contamination, emissions and hazardous materials. The costs associated from such liabilities can be substantial and the payment of such liabilities could have a material adverse effect on the Company’s ongoing operations. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently.

Cyanide is used in the gold leaching process, which makes emissions, effluents and waste a key issue for the Company. The measures taken to prevent and mitigate the potential environmental harm caused by the Company’s use of cyanide, including corrective action taken to address the detection of cyanide and other metals in the groundwater near the Essakane mine, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location may have a negative impact on the Company’s financial condition and/or results of operations.

In certain countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Failure of the hydrostatic plug at the Westwood mine

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the underground workings of the Doyon and Westwood mines permanently and completely and allow disposal of the Westwood mine tailings in the Doyon pit. It is possible that over time, the plug might deteriorate or there might be some fracture of the rock mass which may damage the hydrostatic plug and cause it to fail resulting in flooding of the Westwood mine and unwanted discharge and contamination. If such an event were to occur, it may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Permitting

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit and expand its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of the Côté Gold, Saramacca or other development project or impede the operation of a mine, which could adversely impact the Company’s operations, profitability and financial results. In the case of the SSP at the Sadiola mine, the current mining convention agreement with the Government of Mali will expire in 2020 and the Company may be unable to obtain an extension of it under favourable terms or appropriate permit and power agreement approvals and fiscal terms from the Government of Mali in which case the SSP may not proceed. Changes in market conditions and long delays may negatively impact the project.

The licenses and permits described above are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company’s ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested and the Company’s properties are subject to various encumbrances, including royalties. The loss of any such exploration, development, mining or property interests, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the trading price of the Common Shares.

The acquisition of an interest in mineral properties is a very detailed and time consuming process, and the Company’s interest in its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Several of the Company’s claims, leases, licenses, permits or authorizations will need to be renewed and on renewal, if renewed, the claim, lease, license, permit or authorization may cover a smaller area. There is a risk that the Company may not have free and clear or good and marketable title to all of its property interests, or that they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory interests in its properties, some risk exists that some interests, particularly interests to exploration and undeveloped properties, may be defective. A successful challenge to the Company’s interests in its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests, in order to operate efficiently, the Company may further need to acquire additional interests, such as surface rights, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further interests, easements or rights of way necessary for the Company’s operations may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company’s operations or development projects, which could have a material adverse effect on the Company and which could cause a significant decline in the Company’s stock price.

Failure by the Company to meet its payment and other obligations pursuant to laws governing its mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on the Company and which could cause a significant decline in the Company’s stock price.

Competitors

The Company competes with other mining companies and individuals, including competitors with greater financial, technical or other resources, for mining interests on attractive exploration properties and the acquisition of mining assets. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Force majeure

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, dam failures, floods, fire, seismic activity, earthquakes, unanticipated site conditions, changes in the regulatory environment, industrial accidents, including those involving personal injuries and/or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control, and many of which are not economically insurable. In addition, the Company has encountered other natural phenomena such as severe weather conditions which include considerable rainfall at the Rosebel and Sadiola mines or drought, water shortages or sand storms at the Essakane mine. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production could fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The Company employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation, injuries to mine personnel or others, and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

The Westwood mine in Québec has experienced seismic events in 2015 which resulted in the temporary closure of some working areas, and subsequent rehabilitation and re-opening of the affected areas following extensive geotechnical evaluation and redesign. In September 2017, a localized strain burst occurred in an isolated development heading, resulted in injuries to three workers. The 2017 event did not affect the production plan, but has resulted in modifications to the development sequence in some sectors of the mine.

The Company cannot guarantee that another severe seismic event or strain burst would not occur which could impact the development and production ramp-up due to deep mining, rock strength, variability of the rock mass and regional seismic activity.

Insurance and uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance losses and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Joint ventures

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic, tactical and operational decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s financial condition and/or results of operations.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies or joint venture partners. Some of the Company’s partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company’s joint venture assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed assets and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

The Sadiola mine has a limited number of options to continue operations, as oxide ore is being depleted and any delays or failure to develop the SSP will lead to an early closure of the mine or put the operation on temporary care and maintenance. The delay or lack of approval of the SSP by the Government of Mali and the failure to reach an agreement with the Company’s joint venture partner has changed the economics of the SSP’s development in light of the current life of mine for the SSP. In addition, there may be insufficient availability and reliability of the grid power to supply the SSP and the electricity costs might be higher than planned. The SSP may become uneconomic and mining may cease in 2018, which will lead to a temporary suspension of activities or even an early closure of the mine. This will probably result in potential write-offs of assets for the Sadiola mine.

Infrastructure and water access

Certain operations of the Company are carried out in geographical areas both inside and outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, community constraints, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and/or results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Community risk

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal and illegal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Company’s mining operations. Artisanal miners may make use of some or all of the Company’s properties. The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to its operations and relationships with governments and local communities. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, when combined with lax enforcement of the current legislation, has a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size of the Rosebel mine’s operations and the geographical characteristics and topography of the site. The Saramacca satellite operation to Rosebel may be exposed to similar challenges.

Similarly, the unstable political environment in Burkina Faso may lead to protests and potential destabilization of the country. This risk combined with security risks has resulted in increased costs for securing the Essakane mine site and protecting its workers and facilities. In addition, there are artisanal miners operating in the vicinity of the Essakane mine, which also presents challenges for the Company.

Engagement with indigenous peoples in Canada has recently become more contested in the wake of several decisions by the Supreme Court of Canada that have expanded First Nations’ rights and consultation requirements within the context of resource development. These decisions have heightened the risks for mining companies in Canada. Many First Nations communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories. The Company is continuing its engagement activity with both First Nations and the Métis on the Côté Gold project in Ontario. In Québec, the Company has been approached by the Abitibiwinni First Nations regarding the Westwood mine and will be increasing its engagement with this First Nation community going forward.

Operations, development projects, or exploration activities could be impacted through access blockages, equipment or property damage, permitting delays or blockages, or other impediments as a result of community actions, actions by artisanal miners, or as a result of actions related to aboriginal or indigenous relationships, which may have a material negative impact on the Company.

Information systems security threats

The Company is reliant on the continuous and uninterrupted operation of its Information Technology (“IT”) systems. User access and security of all sites and corporate IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, denial of access extortion, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company’s business or reputation.

Climate change

The Company acknowledges climate change and that the increased regulation of greenhouse gas emissions (such as carbon taxes) may adversely affect the Company’s operations, and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to operations and/or the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective or that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. Canada’s federal and provincial legislations impose mandatory greenhouse gas emissions reporting requirements. The Company’s Westwood mine in the Province of Québec is subject to a cap-and-trade regulation. The Company’s Côté Gold project in the Province of Ontario will be subject to a similar cap-and-trade regulation.

Innovation

With volatility in the price of gold and the Company’s focus on cost reductions and higher efficiencies, the Company has limited funds available for investment in innovation and new technology. The Company deals with particularly challenging environments both in the underground and open pit operations. While the Company has made progress in leveraging technology such as solar panels for energy and the use of electrical mobile equipment, the Company may not be able to keep pace with innovations affecting the mining industry and leverage technology that may further drive investment and growth.

Preliminary economic assessments of development projects

The Company internally and/or along with third party specialists conducts preliminary economic assessment on greenfield and brownfield projects to evaluate the economic viability of the project and to identify any additional work necessary to complete more advanced mining studies. The results of the preliminary economic assessment represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information speaks only as of the date of the assessment report, and is based on a number of assumptions which are believed to be valid as of that date but which may prove to be incorrect in the future. The preliminary economic assessment is exploratory in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. A preliminary economic assessment may show a positive financial return and can be used to support a decision to proceed to more advanced mining studies, however, there is no certainty that the preliminary economic assessment may be realized.

The analyses in preliminary economic assessment are based on, among other things, royalty rates, mineral resources included in the mine plan, ore treated in the process plant, support from the projected infrastructure requirements, doré marketing assumptions, permitting, social and environmental regime considerations and capital and operating cost estimates.

Advanced project development studies

The Company internally and/or along with third party specialists conducts advanced project development studies, including prefeasibility and feasibility studies to advance and demonstrate the economic viability of the project and to further refine the engineering designs, mine plans, orebody models, infrastructure and environmental requirements, capital and operating costs and financial models. The results of the advanced project development studies represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information speaks only as of the date of the assessment report, and is based on a number of assumptions which are believed to be valid as of that date but which may prove to be incorrect in the future. Advanced project development studies are intended to provide an increased level of analysis versus preliminary economic assessments, however they are still only estimated to a relatively wide confidence interval and there is no certainty that the projected economic and production results may be realized.

Item III         Description of the Business

1.	Mining Activities - Canada

In Canada, the Company owns the Westwood mine in Québec and the Côté Gold project, a development project located in Ontario.

1.1	Doyon Division - Westwood Mine

Unless stated otherwise, the information in this section is based upon the technical report (the “Westwood Report”) entitled “Westwood Mine NI 43-101 Technical Report” as of December 31, 2016 prepared by Ronald G. Leber, Emilie Williams, Jérôme Girard and Daniel Vallières dated February 16, 2017”. The Westwood Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description, Location and Access

The Westwood mine covers an area of 2 square kilometres (196.2 hectares) in the municipality of Preissac, in Bousquet Township, approximately 40 kilometres east of the town of Rouyn-Noranda, in the province of Québec, Canada. The Westwood mine is located entirely within the limits of the Doyon Division mining property, which covers an area of 28 square kilometres (2,875 hectares).

The Doyon Division mining property and the Westwood mine are held 100 per cent by IAMGOLD. There are no agreements, joint venture partners, or third party obligations attached to the Westwood mine. All the necessary permits were obtained to build all the required surface infrastructures and the mine is completely located within the surface leases.

The Doyon Division mining property consists of, among others, one mining lease for the Westwood mine. Three tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over parts of the property. The titleholder name of all the claims and leases is IAMGOLD Corporation at 100 per cent and all such claims are situated in Bousquet Township.

The property is located on Arthur Doyon Road, 4 kilometres east from the intersection of Mont-Brun Road and Arthur Doyon Road. There are presently two routes leading to this intersection:

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From the south, the intersection is accessible via the paved Provincial Road no. 117 which connects Rouyn-Noranda and Val-d’Or, then 1 kilometre towards the North via the secondary paved road leading to Mont-Brun and Aiguebelle National Park (Mont-Brun Road); and

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From the north, the intersection is accessible via the Mont-Brun Road, which connects to the paved Provincial Road no. 117 and the paved Regional Road no. 101 though the municipalities of Mont Brun, Cléricy and D’Alembert.

A number of roads were developed on the property to access the Westwood shaft site and other infrastructure.

Work requirements per mineral claim vary from $1,000 to $2,500 per two year period in general depending of its size and any excess of work credits may be applied for subsequent renewals. To accumulate credits on mineral claims, a technical report explaining exploration activities (type, time, location, costs, results, responsible persons and utilized contractors, contractor) must be filed with the Ministère de l’Énergie et des Ressources Naturelles as statutory work. This report should be registered within two years after the expenditures have been incurred.

A key permit was issued in March 2013 by the Québec Ministry of Sustainable Development, Environment, and Climatic Changes (“MDDELCC”), a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by the Westwood mine when carrying out its activities.

ii)	History

Exploration in the area of the Westwood mine dates back to 1910. Since 1977 ownership changes resulted from privatization, take over or acquisition. In 1980, the Doyon mine was brought into production by Lac Minerals Ltd. (“Lac”), and Cambior subsequently acquired a 50 per cent interest in the Doyon mine. In 1999, Cambior became the sole owner of the Doyon mine when it acquired the remaining interest of Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac. The Company acquired Cambior in November 2006.

In 2002, Cambior’s exploration team initiated geological compilation work that led to targeting the favourable Bousquet Formation at depth. A five-year exploration program followed, targeting the favourable Westwood corridor at depth.

The first resource estimation for the Westwood mine/project was performed by the IAMGOLD exploration division based in Val-d’Or, Québec in 2007. This triggered a scoping study in order to evaluate the economic potential of the project.

The first ingot from the Westwood mine was poured on March 27, 2013. The official commercial production of gold at the Westwood mine started in July 2014.

iii)	Geological Setting, Mineralization and Deposit Types

The Westwood mine is part of the Doyon-Bousquet-LaRonde (“DBL”) mining camp which is located within the Southern Volcanic Zone of the Abitibi subprovince.

The Westwood mine is located within the limits of the Doyon Division mining property which covers the Blake River Group (“BRG”) metavolcanic rocks and a part of the metasedimentary Cadillac and Kewagama Groups which are localized respectively to the south and north of the BRG. The Westwood deposit is hosted in a volcano-plutonic sequence composed of felsic hypabyssal volcanic rocks (Zone 2 corridor), mafic to intermediate volcanic rocks (North Corridor) and intermediate to felsic volcanic rocks (Westwood Corridor) marked by a chlorite-biotite-carbonate-garnet-amphibole distal alteration and a pervasive quartz-muscovite-sericite-pyrite proximal alteration.

All lithologies of the DBL mining camp have been affected by a north-south compression event, which resulted in a subvertical to steeply south dipping homoclinal volcanic sequence with an east-west schistosity. High-strain anastomosing east-west corridors are observed throughout the property, mainly at geological contacts and in intense alteration zones. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

The Westwood deposit mineralisation consists of gold-sulphide vein-type mineralisation similar to zones 1 and 2 of the former Doyon mine which is located 2 kilometres west (Zone 2 ore zones) as well as gold-rich volcanogenic massive sulphide type semi-massive to massive sulphide lenses, veins and disseminations (Westwood and North corridors ore zones) similar to the Bousquet 1, Bousquet 2-Dumagami and LaRonde Penna deposits in the eastern part of the mining camp. All mineralised zones are sub-parallel to parallel to the stratigraphy (sub-vertical to steeply south dipping).

Five deposit styles are recognized in this camp: 1) gold-rich base metal massive sulphide lenses (LaRonde Penna, Bousquet 2-Dumagami and Westwood Corridor), 2) gold-rich vein stockworks and sulphide disseminations (Bousquet 1, North and Westwood corridors, and Ellison); 3) intrusion-related Au-Cu sulphide-rich vein systems (Doyon, Mooshla A, Zone 2), 4) shear-hosted Au-Cu-sulphide-rich veins (Mouska and MicMac) and 5) syn-deformation auriferous quartz-pyrite-tourmaline veins (Mooshla B).

iv)	Exploration

Exploration of the Westwood deposit was realized from both surface and sub-surface work since the 1930s.

In 2002, Cambior’s exploration team initiated compilation work based mainly on geological models that identified the Bousquet Formation upper member as a favourable target at depth where anomalous alteration patterns had been recognized. An important surface exploration program on the Doyon property was then initiated in 2002 and was very successful.

An underground exploration program, including 2.6 kilometres of drift development towards the east from the Doyon mine, was initiated in 2004 and ended in 2013. Since the beginning of exploration activities in the Westwood and Warrenmac areas in the 1930s, more than 829,000 metres of exploration, valuation and definition DD contributed to resource and reserve estimation. A wealth of geological information has been gathered from the exploration and scientific activities and continues to this day.

This data is used for deposit modelling and in the calculation of ore and waste tonnage, grade distribution and resource and reserve estimates. The Westwood deposit block model is updated at least once a year, as new information is obtained from underground development and DD work.

Recent scientific work has confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna mine and the rocks hosting the Westwood mineralised corridor. Consequently, there is excellent potential for gold-rich volcanogenic massive sulphide mineralisation to occur on the property.

Exploration activities targeting areas of potential resource expansions that were originally planned have been deferred to a later undetermined date. No exploration work has been done since September 2013.

v)	Drilling

Exploration and DD work began in the 1930s and 1940s in the Westwood areas.

By the fall of 2006, a definition/valuation drilling program was planned to target Zone 2 and North Corridor mineralisation (with a drilling pattern of 40 metre x 40 metre). By the end of 2007, the underground electrical capacity, on level 084, was increased to support more equipment. Current power installation is sufficient to feed more than ten drills.

In 2008, nine electric drills (six from underground and three from surface) were running simultaneously most of the time on the project. The valuation drilling program on Zone 2 confirmed the results and the opening of the vein on 084 level showed a better continuity than expected. Also, a significant intercept was obtained at a depth of 2.5 kilometres. Taking into account the time required and associated costs to drill at these depths, the IAMGOLD board of directors approved a ramp access to the Warrenmac Zone and the exploration shaft sinking to allow drilling at depth.

In 2009, exploration and valuation drilling was carried out with 11 electric drills (eight from underground and three from surface). Since 2010, drilling in all categories has been exclusively conducted from underground development with seven to eleven electric drills. Underground drilling was performed from levels 036, 060, 084, 104, 132, 140, 156, 180 and 192 and from the Warrenmac ramp. All underground drill holes on the Westwood occurrence were performed by Orbit Garant Drilling until the end of August 2013, by Boreal Drilling from September 2013 to August 2016 and by Machine Roger International from September 2016 onwards.

111,020 metres were drilled in 2017 and 110,000 metres of drilling is planned for 2018. This new data will contribute to an increased understanding of the mine potential and to upgrade inferred resource to the indicated and measured categories.

The 2017 drilling programs, from new access points, continued to increase the Company’s confidence in the mineralised zones in terms of continuity and grades. Good potential exists to find more resources on both sides of the Bousquet fault especially at depth and to the west of the three mineralised corridors (Zone 2, North Corridor and Westwood Corridor). On the eastern side, new mineralisation contours still require further definition and currently known zones remained open at depth.

The 2018 drilling program is based on valuation and definition work from existing and future drilling access platforms to validate the known structures in three mineralised corridors. No exploration work is expected in 2018. Approximately 110,000 metres of valuation and definition drilling is planned for 2018.

vi)	Sampling, Analysis and Data Verification

Sample lengths vary from 0.5 to 1.5 metres and average about 1 metre. All drill holes assay values are grouped into composites of length equal to the mineralised zone width after three dimensional modelling of each length has been completed. Zone width is generally constant and ranges between 2 and 3 metres.

Sample lengths were normalized to 1m and based on the log normal graphs, Zone 2 assays were capped to between 50 g/t and 150 g/t per metre and the North Corridor assays were capped to between 6 g/t and 60g/t per metre dependent on statistical analysis. The Westwood Corridor is mineralised over the entire width of the zone, compared to the previous horizons that consist of centimetre veins. Therefore, the assay grades were capped at 40 g/t Au in the Westwood Corridor, independent of the length of the assays.

Core samples are collected at the drill site and stored in closed wooden core boxes. They are delivered to the core shack facility on surface by the contractor and/or mine personnel where they are received by the mine geology core shack technicians.

The mine site is monitored by close-circuit video cameras and has a security guard posted at all times at the entrance. The core shack is in an area restricted to the geology department personnel and entry is controlled via a digital key.

All core logging and sampling takes place in the core-shack and drill holes are photographed prior to sampling.

While logging samples, the geologist selects and indicates sample intervals by marking the beginning and end of each sample interval on the core with coloured lines/arrows. The geologist places a sample tag at the end of each sample interval to be assayed for gold and indicates on the tag if assays for silver, copper, lead and zinc and/or a density test is being requested. The tags used for sampling consist of a unique numbered sequence of printed paper tags. The geologist also indicates if the interval should be sawn in half, in case half the core is to be kept for future reference or for acid generation and flotation tests. The rest of the core is discarded or kept for future reference depending on the density of drilling and the information required.

Following the logging of samples, technicians saw the core in half, if needed, and place half of the core and its sample tag in a plastic sample bag, or the whole core and its sample tag in a plastic sample bag identified with the sample number on the bag as the sample tag. The sample bag is put in a box, listed and then delivered to the laboratory along with a submittal sheet (both paper and email submittals which indicate the type of analysis to be done on each sample).

Since December 1, 2016, assaying of core samples is performed exclusively by the external laboratory ALS Laboratories, located in Rouyn-Noranda, Québec, which is situated 40 kilometres west of the property.

From time to time, samples are sent to Laboratoire Expert Inc. a laboratory located in Rouyn-Noranda, Québec when re-assays are required as per the QA/QC program.

For both laboratories, samples received are then validated against the submittal sheet so that laboratory technicians can verify that no sample is missing. The samples are then registered and stored as soon as possible.

Official written procedures are made available at ALS to ensure the consistency of sample preparation and assaying techniques. All assay results are manually recorded by a laboratory technician in a server database.

Samples are first sorted in numeric order and then placed in large pans and dried in an oven. Cooled samples are then submitted for gold and, when indicated, for base metals analyses.

The samples are first crushed in a jaw crusher to  1⁄4 inch then crushed with a second jaw crusher to 85 per cent passing through 10 mesh. All crushers are cleaned with compressed air between each sample. Samples are then split in a Jones Divider. The divider is cleaned with compressed air between each sample.

The sample is pulverized to 85 per cent - 90 per cent passing 200 mesh (pulp). The pulveriser is cleaned with compressed air between each sample and also with silica between each sample. The first sample of each batch is screened for percentage passing 200 mesh. Results are recorded on a QA/QC worksheet.

All samples are analyzed using the fire assay method.

In addition, the Company has a data verification program in place. Quality control procedures are done at two levels, the internal laboratory quality control procedures and the geological department quality control program in order to maintain the highest possible standard controls.

Both laboratories have their own written quality control procedures that are implemented at the respective laboratory.

The Westwood mine QA/QC program includes the systematic addition of blind samples sent to the laboratories in order to validate their accuracy and precision. The Westwood mine QA/QC program also includes the systematic cross-validation of the primary laboratory results by a second external laboratory. This is done by submitting a whole batch of reject or pulp duplicates to the primary laboratory and then by submitting the same duplicates to the second laboratory. Blanks are also inserted in order to check for possible contamination.

vii)	Mineral Processing and Metallurgical Testing

Metallurgical testing was performed prior to commissioning the Westwood mine. Testing was done on the three mineralized corridors: Zone 2, the North Corridor and the Westwood Corridor. The results were used to confirm the absence of obstacles to the project feasibility, to develop the process flowsheet of the plant and to estimate metallurgical operating parameters and costs.

There has been no additional metallurgical test work performed on the drill core since then. Following plant start-up, the metallurgical test work programs have focused on the optimization of plant performance.

viii)	Mineral Reserves and Resources

Information on mineral resources is provided in Section 4 of Item III below.

In the Westwood Report, a portion of the indicated resources were transferred into probable reserves and a portion of the measured resources were transferred into proven reserves at the end of December 2017. The mineral reserve was calculated using economic analyses for each zone according to the costs and parameters further specified in the Westwood Report. A minimum mining width of 2 metres is used. Mining dilution and mining recovery are included in the calculation; dilution values range from 30 to 70 per cent while mining recovery is estimated at 95 per cent. A mill recovery of 93 per cent to 96 per cent is also assumed depending on geological corridor.

The Westwood mine mineral reserve as of December 31, 2017, totals 4,768,000 tonnes grading 7.7 g/t Au for 1,176,000 ounces.

Further information on mineral reserves and resources is provided in Section 4 of Item III below.

ix)	Mining Operations

Mine operations are scheduled on two 10-hour shifts per day, 7 days per week (development and production). Infrastructure currently allows mining to a depth of 2,000 metres, although mineralization continues at depth.

Development is classified as either deferred (infrastructure) development, including ramps, cross-cuts and ore passes, or current development. Most lateral development is mechanized, with jumbos, rockbolters, scissor-lifts and 3.5 cubic yard load, haul, dump (“LHD”) units. Dimensions for waste drifts are generally 4.1 metres high x 3.7 metres wide. Drift dimensions in the ore zone may vary locally according to the dip of the vein and the mining method selected: planned drifts dimensions are 3.8 metres wide x 3.7 metres high for long hole drifts. Trolley drifts have been developed with wheeled long-tom teams: other than Level 840 (originally an exploration drift), dimensions are 3.4 metres high x 3.1 metres wide.

Arched backs are required to assist with stability. Ground support varies significantly by type and orientation of the excavation: typical support may include mechanical rock bolts, resin rebar, friction bolts as well as mesh screen and straps.

Vertical development is mainly related to infrastructure development, including ventilation raises and ore/waste passes. Dimensions are typically 2.4 metres x 2.4 metres, although the main ventilation raise is 6 metres in diameter. Raise development is performed by contractors, including IAMRock (internal contractor) for Alimak and conventional raise and J.S. Redpath for raiseboring. Slot openings for long hole stopes are drilled with V-30 heads (0.76 m diameter) on Cubex production drills.

Long hole mining is the primary mining method used in the current mining panel. Forecasted dilution varies from 30 to 70 per cent according to the local thickness of the ore zone. A dilution database is used to estimate the dilution of similar areas. A dilution rate of 70 per cent is applied to stopes at the minimum mining width.

Long hole stopes are approximately 30 metres high and 13 metres in length. The minimum mining width is 2 metres wide. Depending on the thickness of the ore and geomechanical constraints, stope accesses may be either longitudinal, transverse, or hybrid. Sills of 4 metres are developed above and below each mining block (minimum width of 3.1 metres).

Stopes are generally drilled down from the upper level with 4 inch diameter holes. A drill pattern of 1.8 metre x 1.8 metre is planned. In the hole drills with V-30 heads are being used to open the slot raises. Stopes are being blasted with emulsion explosives and electronic detonators. LHD units (4 cubic yards) with remote capability will muck out the stope. Paste backfill is being poured in all stopes. A cure period of 10 days is required before mining any adjacent stope. Most stopes require cable bolts. A mobile equipment fleet of approximately 200 units is required to support production.

The Company’s outlook for 2018 for the Westwood mine is expected to range between 125,000 and 135,000 ounces of gold, with a ramp-up of the Westwood mine to full capacity over the next few years.

The following table indicates operating information for the Westwood mine for the last two years:

WESTWOOD MINE	2017	2016
Gold production (ounces)	125,000	65,000
Ore milled (tonnes)	624,000	347,000
Grade milled (g/t Au)	6.61	6.14
Recovery (%)	94	94

At the end of 2017, the Westwood mine employed 697 employees and 267 contractors.

After the Doyon mine ceased production at the end of 2009, the mills at the Doyon mine continued to process ore from the Mouska mine. The collective agreement originally negotiated for employees at the Doyon mine now covers employees at the Westwood mine. In December 2012, a new collective agreement was signed with the workforce retroactively in effect from December 2011 and running until November 2017. The collective agreement bargaining process commenced in October 2017 with the last date of negotiations held in mid-December 2017. The process resumed in late January 2018 with an anticipated completion by the end of spring 2018.

x)	Processing and Recovery Operations

Ore from the Westwood mine is processed on site. The original Doyon mill, constructed in the 1970s, was completely refurbished between 2011 and 2013 in order to efficiently treat ore from the Westwood mine. The existing grinding, leaching, adsorption and stripping circuits were upgraded to replace obsolete equipment. Cyanide destruction capacity was also increased to treat the generated tailings.

Preliminary assessments for the Westwood mine indicated a potential for economic recovery of the zinc, as well as gold, from the higher-grade zinc ore zones. This potential was not validated by subsequent drilling, and studies failed to justify the additional capital expenditure for the recovery of zinc by flotation. The operating plan retained includes processing of the higher-grade zinc ore zones by cyanidation only which will not give zinc credits but provide acceptable gold recovery. The mill design will be revised if additional zinc resources are identified. The mill refurbishment completed in early 2013 includes gold cyanidation and tailings cyanide destruction circuit upgrades.

xi)	Infrastructure, Permitting and Compliance Activities

The Westwood mine was developed using infrastructure and accesses from the Doyon mine. Due to the close proximity of the two mines, a portion of the Doyon mine infrastructure will be used and maintained for the life of the Westwood mine, while other portions will be restored according to the Doyon mine closure plan. Infrastructure will thus be concentrated around either the Westwood mine shaft or the former Doyon mill or refurbished for processing at the Westwood mine. Access to regional infrastructure (roads, power, etc.) will remain through the Doyon mine site. The Westwood mine infrastructure includes access roads, potable water supply, fire protection systems, sewage disposal systems, electric supply, natural gas supply and an administrative services building. Development of the project required construction of a waste rock dump and a mine water pond. Environmental infrastructure on the Westwood mine site includes tailings and water management facilities.

Several certificates of authorizations are necessary and must be obtained from the MDDELCC on the quality of the environment, as well as authorizations for ore extraction, ore processing, and tailings management, among other things. A key permit was issued in March 2013 by the MDDELCC being a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by the Westwood mine when carrying out its activities. The depollution attestation compiles all the environmental requirements regarding effluent discharge, noise, waste management, etc., related to the operation of the Westwood mine.

No significant issues are expected regarding the social acceptability of the Westwood mine. As the project infrastructure is located on or near the Doyon mine site, in operation since 1980, the community and social impact will be essentially unchanged.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

xii)	Capital and Operating Costs

Capital expenditures for the Westwood mine include sustaining capital required for the extraction of the reserves only. The sustaining capital refers to the capital required to develop and sustain the mine through to production. Capital expenditures relating to new projects, improvements or expansions are treated on a case by case basis and are excluded from the following summary table of capital and operating cost estimates:

Expenditures (Sustaining)		$/t
Diamond Drilling	Exploration	-
	Valuation	1.98
	Total	1.98
Surface	Infrastructure	-
Underground	Shaft	-
	Deferred Development	13.02
	Infrastructure	4.43
	Construction	5.16
	Total	22.61
Mobile Equipment	Underground	2.97
Transfers		22.51
Total		50.07

		$/t	$/oz
Mining	Definition Drilling	2.89	12
	Stope Preparation	28.24	120
	Extraction	49.41	210
	Services	41.11	175
	Mech. / Electr. Services	45.92	196
	Technical services	10.37	44
	Transfer/Other	(22.51)	(96)
	Total Mining	155.42	662
Milling	Mill Operations	21.30	91
	Environment	4.06	17
	Total Milling	25.36	108
Administration	G & A	26.88	114
	Other	(1.05)	(4)
	Total Admin.	25.83	110
Total Operating Cost		206.60	880

xiii)	Taxation

The Company’s Canadian operations are subject to a combined federal and provincial statutory income tax rate of approximately 27 per cent. The Company’s operations in the Province of Québec are also subject to a mining duty with statutory marginal tax rates ranging from 16 per cent to 28 per cent depending on profit margin.

1.2	Côté Gold Project

Unless stated otherwise, the information in this section is based upon the technical report (the “Côté Gold Report”) entitled “NI 43-101 Technical Report on the Prefeasibility Study of the Côté Gold Project, Porcupine Mining Division, Ontario, Canada”, prepared by Antonio Peralta Romero, Bing Wang, Debbie Dyck, Dustin Smiley, Ignacy Lipiec, Jose Padilla and Paul Baluch of Amec Foster Wheeler Americas Limited (Amec Foster Wheeler), and by Alan Smith and Marie-France Bugnon of IAMGOLD Corporation, and by Luke Evans, and Tudorel Ciuculescu of RPA Inc., with an effective date of May 26, 2017. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Côté Gold Report which is available for review on SEDAR at www.sedar.com. The Côté Gold Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.

i)	Property Description, Location and Access

The Côté Gold project consists of a collection of properties assembled through staking and various option agreements. In June, SMM purchased a 30 per cent undivided participating interest in the Company’s ownership interest in the Côté Gold project. This applies to all claims that form part of the project on a claim by claim basis, for example, in the core area of the Côté deposit, where the Company previously owned a 92.5 per cent interest, the Company now owns a 64.75 per cent interest. The properties, which cover an area of approximately 521 square kilometres, are located approximately 175 kilometres north of Sudbury and 125 kilometres southwest of Timmins. This area is in the Porcupine Mining Division.

From Timmins, the site is accessed by Highway 101, Highway 144 and the Sultan Industrial Road, which runs east-west near the southern boundary of the project area. The nearby town of Gogama is on a Canadian National Railway line and is connected to the regional power grid, but has few resources related to exploration and mining.

On April 27, 2012, the Company announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly-owned subsidiary, all of the issued and outstanding common shares of Trelawney through a plan of arrangement. On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney. Under the terms of the transaction, former shareholders of Trelawney were entitled to $3.30 in cash for each Trelawney common share held. The total purchase price amounted to $542.6 million. The transaction costs were $6.2 million and cash and cash equivalents acquired were $57.9 million. The common shares of Trelawney were subsequently delisted and Trelawney remains an indirect 100 per cent-owned subsidiary of the Company. All of the interests in the property groups are owned by the Company through Trelawney and its various subsidiaries and are subject to property agreements in effect at the time of acquisition. Such agreements set out a number of options and royalties applicable to the project.

On June 20, 2017, Sumitomo acquired a 30 per cent undivided participating interest in the Company’s ownership interest in the Côté Gold project for an aggregate $195 million. The Company will remain the operator of the Côté Gold project during development as well as once in operation.

Please see Section 4 of the Côté Gold Report for a detailed description of the terms of any royalties and other agreements to which the project is subject as well as the tenure and expiration dates of the claims, licenses and other property tenure rights, which section is incorporated by reference in this Annual Information Form.

Trelawney entered into an exploration agreement with the Mattagami First Nation. The agreement establishes a commitment to an ongoing relationship between the Mattagami First Nation and Trelawney with respect to Trelawney’s exploration activities on its Chester Township properties, located in the traditional territory of the Mattagami First Nation. The exploration agreement establishes the foundation for a cooperative and mutually beneficial relationship between the Mattagami First Nation and Trelawney by setting out provisions which include training, ongoing communication, and opportunities for businesses within the community to participate in project exploration activities. In addition, Mattagami First Nation and IAMGOLD have agreed to negotiate an impact benefit agreement should the project proceed to production.

There are no known environmental liabilities associated with the project, other than those that may be expected from historical mining activities and limited mine workings.

ii)	History

Prospecting and exploration activity in the project area began around 1900, and has continued sporadically to the present time.

Activity was fairly intense through to the early 1940s, with a significant amount of prospecting and trenching plus the sinking of a few, shallow shafts and some resultant, very minor production. Through to the late 1960s, there was little or no work performed.

From the early 1970s to about 1990, there was a great deal of surface work, along with some limited underground investigations. Since that time, fragmented property ownership has precluded any major programs. With Trelawney consolidating its control of the group of properties comprising the Chester Property in 2009, it became possible to reappraise the potential of several interesting gold prospects and Trelawney began the exploration work that led to the discovery of the Côté Gold deposit.

Dewatering of the Chester property underground workings began in February 2010 and portal and underground rehabilitation began in the second half of 2010. Through early 2011, Trelawney recovered an underground bulk sample consisting of approximately 10,000 tonnes of mineralized material. Later in 2011, the Chester property was placed on care and maintenance.

A PEA on the Côté project was conducted in 2016, with the results announced in January 2017 and an NI 43-101 Technical Report of the findings of a PEA was disclosed by IAMGOLD in February 2017. A PFS on the project was conducted in the first half of 2017, with the results announced in June 2017 and an NI 43-101 Technical Report of the findings of the PFS analysis was disclosed by IAMGOLD in that same month.

iii)	Geological Setting, Mineralization and Deposit Types

The project area is in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province.

The area within the pit shell hosts poor to fair rock exposure, with varying amounts of overburden with thicknesses averaging a few meters.

Geology within the pit consists of a series of irregular diorite domains trending ENE-WSW, 20 metre to 200 metre in width and 100 metre to 1,000 metre in length at surface, hosted within an encompassing tonalite body. The main magmatic-hydrothermal breccia body sits in the south central portion of the pit, and is poorly exposed at surface. It extends approximately 900 metre by 400 metre, trends northeast to southwest, and dips steeply to the northwest. The deposit is characterized by trace to 1 per cent disseminated sulphide, representing a large low grade mineralized envelope upgraded by low to moderate grade mineralization carried by the cross-cutting hydrothermal system, and further enriched by later low to high-grade vein hosted mineralization.

The Côté Gold deposit is a new Archean low-grade, high-tonnage gold (± copper) discovery. It is described as a synvolcanic intrusion related and stockwork-disseminated gold deposit, and appears to correspond to the porphyry style.

Zones of mineralization are centered on a multiphase magmatic-hydrothermal breccia, including a mineralized Au-Cu±Mo±Ag hydrothermal breccia that intrudes tonalitic (transitional to calc-alkaline) and dioritic (tholeiitic) phases of the Chester Intrusive Complex (“CIC”). The magmatic-hydrothermal breccia is overprinted by several zones of hydrothermal alteration associated with mineralization. The age of this synvolcanic- hydrothermal system is about 2.75 billion years.

iv)	Exploration

Exploration activities by Trelawney resulted in the discovery of the Côté Gold deposit, interpreted as an intrusion-related deposit exhibiting alteration characteristics similar to porphyry-type gold deposits.

Once the deposit was discovered, efforts shifted to definition drilling on 50 metre centres, with a small portion on 25 metre centres. In addition, detailed geological mapping, core re-logging, an in-hole televiewer survey, and alteration studies were completed to gain a better understanding of deposit geology, and to support the mineral resource estimation.

Exploration activities on the South Swayze properties focused on areas generally outside the project; as part of a multi-year exploration program that begun in 2013. Numerous gold showings are documented both within the host CIC and in the enclosing volcanic/sedimentary units of the South Swayze greenstone belt. Regional exploration work has been completed to evaluate many of the highest priority targets for potentially economic bulk tonnage intrusion-hosted gold deposits and also to test for higher-grade structurally-controlled orogenic or shear-hosted gold mineralization.

The South Swayze land holdings are subdivided into three geographic areas for exploration purposes, namely the Chester Area (central), South Swayze West (western area), and South Swayze East (eastern area).

Exploration work completed to date on Chester Area properties includes soil sampling, prospecting, geological mapping, geophysical surveying, mechanized stripping, and DD. Exploration targets on Chester Area properties lie situated outside of the Côté Gold deposit and include the HAVA Zone and Baxter Trends (Clam Lake), Young-Shannon, JR 1-3 Zones and Jack Rabbit Extension, and the TDL Zone. The most significant exploration work completed to date has been on the HAVA Deformation Au Zone discovered in 2013 on the Clam Lake property. The 2015 exploration work culminated in the fall DD program aimed at testing high-priority targets at Clam Lake, Three Duck Lakes, South Côté, and Weeduck Lake. Follow-up work in 2016 included additional DD, ground induced polarization surveying and geological mapping.

Exploration work completed by IAMGOLD on the South Swayze West properties has recently focused on exploring prospective geological contacts (Temiskaming sediment/felsic porphyry), gold-bearing shear zones, and second-order splay structures of the Ridout Deformation Zone. Soil and humus sampling, prospecting, geological mapping, mechanized stripping, and DD programs have been completed.

Surface exploration on the South Swayze East properties included line-cutting, soil and humus sampling, induced polarization surveying, geological mapping, prospecting, outcrop sampling, and DD. In addition, claim geo-referencing was completed on one property. These programs were undertaken on the Trelawney East, Arimathaea East, King Errington, and Sheridan option properties.

v)	Drilling

DD has been focused largely on exploration and delineation of the Côté Gold deposit, coupled with geotechnical, metallurgical, and condemnation drilling component. From 2009 to 2015, a total of 273,485 metres has been drilled on the Côté Gold deposit. Drill core is stored at the project site, as well as laboratory rejects and pulps.

vi)	Sampling, Analysis and Data Verification

The mineralized rocks at the Côté Gold project include diorite, granodiorite, and gabbro as well as variably altered and brecciated combinations of all three. The mineralized and barren core is very competent, except for very local, multiple metre length intervals of blocky core where minor faults are encountered. One larger fault has been encountered in the western portion of the Côté Gold deposit with true widths varying from 5 metre to 10 metre. Overall, IAMGOLD estimates 99 per cent core recovery.

Drill core is stored at the property in wooden core boxes under open sided roofed structures, arranged by year. A map of the core shack is available on site. Boxes are labelled with the hole number, box sequence number and the interval in metres. Almost all boxes are labelled with an aluminum tag. All rejects and pulps from the laboratory are also stored on site. Pulps are categorized by batch number and are stored inside sea containers. Rejects are stored inside plastic crates under temporary shelter.

Geologists check all core boxes at their arrival at the core shack and ensure that all required information is available. Technicians make meterage marks and log rock quality designation. For oriented core, technicians draw the bottom-of-hole line on the core. A full line is drawn when orientation marks are perfectly aligned. The geologist completes the core log with details of lithology, alteration, mineralization, and structure. Alpha and beta angles are measured for all veins and contacts when the bottom-of-hole line is defined.

Technicians and geologists on site follow a sample preparation protocol to ensure quality control before sending samples to the laboratory. Samples, standards, and blanks are tagged and sealed in plastic bags, which are then put into rice bags and sealed with security tags. The sealed rice bags are placed on pallets in a secure area of the camp. Gardewine Transport collects the bagged samples from the IAMGOLD camp twice a week and delivers them to an independent laboratory for sample preparation and analysis. Prior to 2015, the samples were sent to the Accurassay sample preparation facility in Sudbury, Ontario, from where they were forwarded by Accurassay to its analytical laboratory in Thunder Bay, Ontario. Accurassay is accredited to the ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434. Starting with the 2015 drilling campaign, samples were sent for analysis to ActLabs, Ancaster, Ontario. ActLabs is accredited to the ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.

For QA/QC purposes, IAMGOLD inserts control samples after every twelfth sample interval. The control samples consist either of a Certified Reference Material (“CRM”) or a blank sample. IAMGOLD inserts control samples as a standard procedure. Since 2012, 23 different CRMs and two blanks have been used. Before 2015, a total of 11,332 CRMs were inserted in the sample stream, with an overall percentage of CRM samples passing quality control of 86 per cent.

IAMGOLD’s laboratory sets aside the pulp from one out of every 10 samples to be sent to a second laboratory as a check assay. Between 2012 and 2014, check assays were completed at ActLabs. During the 2015 drilling campaign, checks assays on pulps were completed by ALS Mineral, Val d’Or, Québec. All of the samples were analyzed using the fire assay-atomic absorption method. Samples that produced over-ranges were also analyzed with the fire assay-gravimetric method.

The split sample material sent for assay is, for the most part, an accurate reflection of one half of the core and should be free of bias because of the relatively competent nature of the core recovered. The mineralization is heterogeneous by nature however, and duplicate samples reflect that fact. Due to the high rate of core recovery within the mineralized zone, assays are considered to be reliable.

IAMGOLD determines the bulk density of samples by the water immersion method. Bulk densities are determined for the mineralization and barren host rocks. Since 2014, pycnometer density analysis has been performed on 1 sample in 50.

From 2011 to 2013, RPA Consulting Inc. (“RPA”) conducted independent checks of deposit logging and sampling procedures. In December 2014, InnovExplo independently validated the entire assay database against laboratory certificates. In addition, qualified persons from IAMGOLD and Amec Foster Wheeler made site visits and conducted reviews of existing testwork and sample databases.

RPA reviewed the QA/QC protocols and performance of the blank, CRM, and check assay samples. The overall results do not show significant bias or contamination. RPA is of the opinion that the QA/QC procedures are reasonable and conform to standard industry practice.

RPA performed routine database validation checks specific to Geovia GEMS to ensure the integrity of the database records. RPA also performed visual drill hole trace inspection and checks for extreme and zero assay values, unsampled or missing intervals, and interval overlapping. Approximately 5 per cent of the assays from the 2015 drilling campaign were checked against the assay certificates.

RPA is of the opinion that the logging, sampling procedures and data entry comply with industry standards and the database is acceptable for mineral resource estimation.

vii)	Mineral Processing and Metallurgical Testing

The material drilled and sampled for the 2017 high pressure grinding roll (“HPGR”) pilot plant program indicated that the HPGR would perform well. In addition to handling the very hard material, the product produced by the HPGR also had poor cake cohesion which is positive for downstream screening. However the material is high in abrasivity and care will be necessary to optimize wear surfaces and materials handling design. The HPGR circuit is the most capital-effective choice between HPGR and SAG. In the next stage of the study, the HPGR will be tested to further evaluate variability across the deposit.

The Côté mineralization is free-milling (non-refractory). A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades. Therefore, the lower-grade gold material is expected to exhibit the same level of metal extraction.

Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption.

Overall recovery is estimated at 91.8 per cent for the processing of 32,000 tpd using the proposed flowsheet.

Cyanide and lime consumptions are quite low in comparison to what is typically seen in the industry which reflects the lack of cyanicides and other cyanide consumers. Lime consumption is also positively impacted by the basic nature of the ore.

Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

viii)	Mineral Resource and Reserves Estimates

Information on mineral resource and reserves is provided in Section 4 of Item III below.

ix)	Mining Operations

The Côté Gold project is designed as a conventional truck and shovel operation assuming 220 t trucks and 34 m3 shovels. The pit design includes four nested phases to balance waste stripping requirements while satisfying the processing plant requirements.

The design parameters include a ramp width of 35 metres, road grades of 10 per cent, bench height of 12 metres, targeted mining width of 100 metres, berm interval of 24 metres, variable slope angles by sector based on geotechnical investigations, and a minimum mining width of 40 metres.

The smoothed final pit design contains approximately 196 Mt of ore at 0.94 g/t Au, and 559 Mt of waste for a resulting stripping ratio of 2.85:1. These tonnages and grades were derived by following an elevated cut-off strategy in the production schedule.

The scheduling constraints set the maximum mining capacity at 60 Mt/year and the maximum process capacity at 32 kt/day. The production schedule results in a LOM of 16 years with stockpile reclaim extending into Year 17. The mine will require one year of preproduction before the start of operations in the processing plant.

x)	Processing and Recovery Operations

HPGR testwork at the pilot plant scale has shown that the material is amenable to this form of comminution and subsequent screening. The HPGR approach shows an indication there will be a recovery benefit in the cyanidation of the material from micro-cracking. The mineralization also shows that cyanidation followed by carbon-in-pulp is a robust method to achieve gold recovery.

The process circuits will include primary crushing, secondary crushing, HPGR, ball milling, gravity concentration and cyanide leaching, followed by gold recovery by carbon-in-pulp (CIP), and stripping and electrowinning (EW). Tailings handling will incorporate cyanide destruction and tailings thickening.

Plant throughput will be 32,000 tpd at a plant availability of 94 per cent. It is expected that a ramp up period of three to four months will be required to reach the design throughput. Recovery is forecast at 91.8 per cent.

xi)	Infrastructure, Permitting and Compliance Activities

The infrastructure required for the Côté Gold project includes:

●	watercourse realignment dams and channels;
●	a new lake to be created to compensate for the loss of Côté Lake;
●	a tailings management facility;

●	storm / mine water, polishing and tailings reclaim ponds;
●	collection, surplus water discharge, and dispersion systems;
●	a permanent camp;
●	an emulsion plant;
●	site power supply and distribution;
●	workshop, offices, facilities and other services;
●	a 12 kilometre, two-lane gravel access road from the nearest highway; and
●	an upgraded existing transmission line from Timmins to Shining Tree Junction and a new 44 kilometre-long 115 kV electrical power transmission line from Shining Tree Junction to the project site.

Amec Foster Wheeler and other consultants conducted environmental baseline studies on the Côté Gold property to characterize the physical, biological, and human environment.

In January 2017, IAMGOLD received provincial ministerial approval of the 2015 Environmental Assessment (“EA”) for the project, as envisaged at that time, which is not substantially different from the configuration described in the PFS. The EA states that no significant effects are anticipated after the application of the proposed mitigation measures.

The Federal Minister of the Environment also stated in April 2016 that the project is not likely to cause significant adverse environmental effects, following a full review by the Canadian Environmental Assessment Agency (CEAA).

IAMGOLD is proceeding with additional baseline studies, on the Côté Gold property that was most recently acquired, to infill the physical, biological and human environment characterizations conducted previously. This additional baseline data, together with design information for the PFS site configuration, will be used to update the Environmental Effects Review (“EER”) for the project, for submission to CEAA and MOECC in the second quarter of 2018, thus informing the regulatory agencies of changes/improvements to the previously submitted EA.

Upon federal and provincial approval of the updated EER, a number of provincial environmental approvals and permits will be required to construct and operate the project, but are not anticipated to pose any significant challenges to project development.

Potential benefits of the Côté Gold project are expected to include employment and business opportunities, as well as tax revenues at all levels of government.

xii)	Capital and Operating Costs

The PFS-level estimate below addresses the scope of the Côté Gold project’s mine, process facilities and ancillary buildings, and includes:

●	direct field costs of executing the project including construction, installation and commissioning of all structures, utilities, materials, and equipment;
●	indirect costs associated with design, construction and commissioning; and
●	provisions for contingency and owner’s costs.

This estimate was prepared in accordance with the American Association of Cost Engineers Class 4 Estimate with an expected accuracy of +25 per cent / -20 per cent of the final project cost.

Cost estimates are expressed in second-quarter 2017 U.S. dollars with no allowances for escalation, currency fluctuation or interest during construction. Costs quoted in Canadian dollars were converted to U.S. dollars at an exchange rate of C$1 = U.S. $0.7692.

The Project’s initial capital cost, summarized in Table 1-4, is estimated to be $1,163 million, inclusive of allowances for owner’s costs and contingency of $27 million and $170 million, respectively.

Table: Initial Capital Cost Estimate Summary

Description	Cost, $M
Mining	259
On-Site Infrastructure	135
Processing Plant	278
Tailings & Water Management	71
Off-Site Facilities	25
Total Direct Costs	768

EPCM	68
Construction Indirects	130
Owner’s Costs	27
Contingency	170
Indirect Costs	395
Total Initial Capital Cost	1,163

Some of the larger capital expenditures are amenable to capital financing. The initial mining fleet and the largest process equipment, having an approximate initial capital cost of $159 million, can be financed using capital lease agreements with vendors. Inclusive of a down-payment of 15 to 30 per cent of the purchase value paid at placement of order, capital leases reduce the initial capital cost by approximately $116 million, resulting in initial capital expenditures of $1,047 million net of leasing.

Sustaining costs (including capital leases and contingency) and operating costs (with no contingency) over the life of mine are estimated to total $418 million and $3,025 million, respectively. Reclamation and closure costs are estimated at $40 million towards the end of the project.

Using $1,250/oz price for gold, an exchange rate of 1.30 CAD/USD and under the assumptions presented in the Côté Gold Report, the Côté Gold project demonstrates positive economics. Cumulative cash flow is estimated at $1,544 million after-tax. After-tax net present value over the life of mine is estimated to be $703 million at a 5 per cent discount rate, and after-tax internal rate of return is 14 per cent. The after-tax payback period of the initial capital investment is estimated at 4.5 years after the start of production.

In the pre-tax and after-tax evaluations, the project is most sensitive to changes in gold prices and gold head grade, and less sensitive to changes in exchange rate, operating costs and capital costs.

The PFS recommended the completion of a feasibility study to validate and detail the elements of the development concept set out in the PFS, and which would include additional drilling, engineering studies and environmental studies, including hydrological, hydrogeological and geotechnical analyses.

xiii)	Taxation

The combined effect on the Côté Gold project of the three levels of taxation (federal, provincial and mining) is a cumulative effective tax rate (based on federal taxable income) of 35 per cent, based on the Côté Gold project’s net taxable income.

2.	Mining Activities – International

2.1	Africa: Burkina Faso – Essakane Mine

Unless stated otherwise, the information in the sections below (other than the information under the headings “Essakane Mining Convention” and “Mining Legislation and Permits”) are based upon the technical report (the “Essakane Report”) entitled “Technical Report on the Essakane Gold Mine, Sahel Region, Burkina Faso” dated February 17, 2016 (effective December 31, 2015), prepared by Lise Chénard, ing. (Director, Mining Geology, IAMGOLD Corporation), Jérôme Girard, ing., P.Eng. (Manager, Metallurgy, IAMGOLD Corporation), Philippe Gaultier, ing., MASc. (Director, Project Development, IAMGOLD Corporation), Gilles Ferlatte, ing. (Vice-President and General Manager, IAMGOLD Essakane S.A.), Bruno Lemelin, Ph.D., ing. (Operations Manager, IAMGOLD Essakane S.A.), Louis-Pierre Gignac, M.Sc.A., ing. (Vice-President, Mining Engineer, G Mining Services Inc.), and Réjean Sirois, P.Eng. (Vice-President, Geology and Resources, G Mining Services Inc.). The Essakane Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com.

i)	Mining Legislation and Permits

The mining and exploration permits comprising the Essakane mine are subject to the 2003 Mining Code no 31-2003/AN dated May 8, 2003 of Burkina Faso (the “Burkina Faso Mining Law”). The Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are considered to be exploration permits as defined under the Burkina Faso Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from the date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years; however, on the second renewal, at least 25 per cent of the original area must be relinquished. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the mining reserves have been depleted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete rights of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the Burkina Faso Mining Law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, IAMGOLD Essakane S.A. is required to maintain a reserve for future reclamation in connection with the Essakane Mining Permit (defined in Section 2.1(ii) of Item III below). The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work towards development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a ten per cent carried ownership interest to the benefit of the Government of Burkina Faso. In addition, once a mining convention is signed and an exploitation license is awarded by the government, a royalty applies on a graduated basis based on the prevailing gold price.

The royalty rate is set at 3 per cent if the gold price is less than $1,000/oz, 4 per cent if the gold price lies between $1,000/oz and $1,300/oz, and 5 per cent if the gold price is greater than or equal to $1,300/oz.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, mining taxes and mining royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

The new Burkina Faso Mining Code was approved by the transitional government and came into effect on June 16, 2015. The application decrees were completed in 2017 and the Burkina Faso Mining Code is operational. The changes to the Burkina Faso Mining Code include the introduction of a 1 per cent levy on revenues derived from business in Burkina Faso to serve the development of local communities, the elimination of the reduced corporate tax rate, resulting in a tax increase from 17.5 to 27.5 per cent and a priority dividend payable to the State of Burkina Faso; however, the new Mining Code does not apply to the Essakane mine.

ii)	Property Description, Location

The Essakane mine straddles the boundary of the Oudalan and Seno provinces in the Sahel region of Burkina Faso and is approximately 330 kilometres northeast of the capital, Ouagadougou. It is situated approximately 42 kilometres east of the nearest large town and the provincial capital of Oudalan, Gorom-Gorom, and near the village of Falagountou to the east. All the Essakane Exploration Permits and the Essakane Mining Permit are located on contiguous ground.

The Essakane main zone deposit (the “EMZ deposit”) and the Falagountou resource (together, the “Essakane Mining Permit”) are located within a 100.2–square-kilometre mining exploitation permit area. The permit area is currently surrounded by seven exploration permits (the “Essakane Exploration SARL Permits”) totalling 1,093.19 square kilometres.

Five of the seven Essakane Exploration SARL Permits were granted by the Ministry of Mines Quarries and

Energy (the “Minister”) on November 24, 2009 for an initial three-year term ending November 2012 (the five permits are namely Alkoma 2; Gossey 2, Laogontoure 2, Gomo 2 and Dembam 2). These permits were approved for renewal by the Minister for a first three-year term on December 18, 2012.

The request for a second renewal for the five permits was submitted to the Minister on September 10, 2015. As per Burkina mining code, three of the five permits namely, Alkoma 2, Gomo 2, Dembam 2, 25 per cent of initial surface area of these permits were relinquished, whereas for the two other permits namely; Lao Gountoure 2 and Gossey 2, a special request was submitted to the Minister to keep the original surface area.

The sixth Essakane Exploration SARL Permit (Korizena permit) was also approved for renewal for a second three-year term on December 18, 2012 and 25 per cent of the original area covered by that permit was relinquished. An application was subsequently filed on the relinquished portion then called Gaigou and approved by the Minister on May 6, 2013, by the ministerial decree “Arrêté 13/0076/MME/SG/DGMG”. On August 18, 2015, a request for an exceptional renewal of Korizena permit for another of three year period was submitted to the Minister.

On April 2013, the International Court of Justice approved changes to the border between Burkina Faso and Niger. The new border intersects the most northern exploration permit (Dembam 2) on the southeast corner reducing the permit area from 237 square kilometres to 231.16 square kilometres. The total Essakane Exploration Permits area is now 1,093.19 square kilometres.

iii)	Type of Mineral Tenure

The Essakane Exploration Permits are in good standing. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study, but there is precedent in Burkina Faso for variations to this rule. The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina Faso Mining Law, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

IAMGOLD acquired Orezone Resources Inc. (“Orezone Resources”) in 2009, and the Essakane mine was transferred to IAMGOLD Essakane S.A. A title opinion prepared by a lawyer in Burkina Faso, dated February 23, 2009, confirmed that six exploration permits for the property comprising the Essakane mine as well as an industrial large gold mine exploitation permit were granted by the Minister under the mining laws of Burkina Faso to, among other subsidiaries of IAMGOLD, IAMGOLD Essakane S.A.

IAMGOLD Essakane S.A. is a Burkinabé company created for the purpose of developing and operating the Essakane mine. The entity’s name was changed to IAMGOLD Essakane S.A. on July 5, 2012. The Company owns 90 per cent of the outstanding shares of IAMGOLD Essakane S.A., while the Government of Burkina Faso has a 10 per cent free-carried interest in the outstanding shares of IAMGOLD Essakane S.A. The Government of Burkina Faso also collects a royalty of between three and five per cent, depending on the current price of gold, and various other taxes and duties on the imports of fuels, supplies, equipment and outside services as specified in the Burkina Faso Mining Law.

iv)	Essakane Mining Convention

In July 2008, the mining convention (the “Essakane Mining Convention”) for the Essakane mine was signed by the Government of Burkina Faso and IAMGOLD Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, IAMGOLD Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to IAMGOLD Essakane S.A. by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of IAMGOLD Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, IAMGOLD Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane Feasibility Study and the Environmental Assessment. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane Mining Permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of IAMGOLD Essakane S.A. or the Government of Burkina Faso for one or more periods of 10 years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso’s statutory requirements and international best practices, the EA had been submitted to the Burkina Faso Minister of Environment on August 8, 2007. After review and public consultations, the environmental permit (the “Essakane Environmental Permit”) for the Essakane mine was issued by the Minister of the Environment on November 30, 2007.

v)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane mine area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. The average elevation over the mine site is 250 metres above sea level. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths. Deforestation has been significant, particularly in the area surrounding the original village of Essakane.

There are no major commercial activities in the project area and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road or by air using an aircraft owned and operated by IAMGOLD Essakane S.A. The climate is typically sahelian and with the temperature ranging from 10oC to 50oC. A wet season occurs between late May and September, with mean annual rainfall of approximately 500 millimetres. Surface rights in the area of the Essakane Mining Permit belong to the State of Burkina Faso. Utilization of the surface rights is granted by the Essakane Mining Permit under condition that the current users are properly compensated. Electricity to the EMZ deposit is provided by on-site heavy fuel oil generators; satellite communication is also available at the Essakane mine. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the mining camp. A 26 MW power plant, fuelled with heavy fuel oil was built for the first production phase. Another 31 MW of capacity was added in 2013 to power the expanded milling circuit. As announced in February 2017, a 15 MWp solar power plant is being constructed by a third party (EREN Renewable Energy SA) to procide power to the operation under the terms of the PPA. This plant is expected to be commissioned in the first quarter of 2018. The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

The Essakane mine initiated local training programs for artisans and unskilled labour was sourced locally with skilled labour drawn from Burkina Faso at large. Up to 150 expatriates from North America and Europe were required in the initial years of production, but that number decreased as Burkinabé workers acquired the expertise and experience to replace the expatriate employees.

The TSF is located southwest of the open pit mine and processing plant. The main mine waste storage facility is located east of the open pit mine. Other waste disposal sites are being considered for future use.

vi)	History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) during the period from 1992-1999. From available records located in Burkina

Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 g/t Au and achieved 73 per cent recovery. It is estimated that 250,000 ounces of gold have been extracted from the local area since 1992. At its peak, up to 15,000 artisanal miners worked the EMZ deposit.

The Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The heap leach facility was constructed in 1992 and produced 18,000 ounces in 1993, but averaged between 3,000 and 5,000 ounces per year. Serious efforts were also made to leach saprolite from the EMZ deposit, but based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining exploration permit in 1991. The permit covered most of the area, which is now included within the Essakane mine (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout RC drilling was completed (including on the Falagountou and Gossey prospects), followed by RC drilling (7,404 metres of vertical holes on a 100 metre by 50 metre grid) and a few DD holes (1,462 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000, six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive RAB and RC drilling of an oxide resource between October 2000 and June 2001. RAB drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow-up RC drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of DD on twins and extensions. Ranger mapped and sampled veins in the BHP trenches.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen Holdings (BVI) Limited and Essakane (BVI) Limited entered into a members agreement and also set out the terms and conditions on which the parties would form a joint venture. GF BVI earned a 50 per cent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60 per cent in the Essakane mine when it gained a further ten per cent interest in Essakane (BVI) Limited after Essakane (BVI) Limited completed the Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with GF BVI to acquire its 60 per cent interest in the Essakane mine in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 per cent interest in the Essakane mine subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, the Essakane mining permit was granted, which resulted in the transfer of the Essakane mine to IAMGOLD Essakane S.A.

Orezone Resources was the project operator at the Essakane mine from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by GF BVI and focused on quality of gold assay, quality of geological modelling and quality of mineral resource estimate. Commercial production started on July 16, 2010.

vii)	Geological Setting

The Essakane mine is situated in the Paleoproterozoic Oudalan-Gorouol greenstone belt in northeast Burkina Faso. The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta-sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprising siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to forty per cent of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of North-Northeast-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of the project area. The Markoye Fault trends North-Northeast through the western portion of the project area and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

viii)	Mineralization

The Essakane mine deposit is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted by folded turbidite succession of arenite and argillite. Gold occurs as free particles within the veins and is also intergrown with arsenopyrite +/- tourmaline on vein margins or in the host rocks. The gold particles occur without sulphides in the weathered saprolite. The gold is free-milling in all associations. The highest concentration of quartz veins and gold mineralization occurs in the 50-70 metre thick ‘main arenite unit’, and spatially in the hinge zone and eastern fold limb of the host anticline.

There are two distinct structural controls on gold mineralization: (i) gold associated with bedding parallel deformation; and (ii) gold associated with structures formed by the anticlinal folding event. The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins; (ii) late steep extensional quartz veins; and (iii) pressure solution cleavage (with pressure solution seams normal and parallel to bedding).

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage. Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wallrock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite. Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks. The regolith profile within the deposit area consists of one to three metres of laterite, a 30 to 50 metre thick upper saprolite zone and a 10 to 30 metre thick lower saprolite zone that is underlain by competent rock. The Essakane mine deposit has a strike length of 2,500 metres and is open at both sides although economic mineralization follows the fold plunge to become progressively deeper.

ix)	Drilling

Orezone Resources and GF BVI drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. IAMGOLD Essakane S.A.’s drilling objectives include infilling drill to upgrade inferred resources, expanding the resource inventory and better understanding the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

x)	Sampling Method & Quality Control

Most of the drill holes are sampled at one metre intervals. Core is sawed in two and one half sent for assaying when the hole is either outside the MII pit shell or selected by the geologist. Otherwise the entire length sample is crushed and pulverized. The entire sample is crushed to 95 per cent passing 2 millimetre in a Terminator or Boyd crusher. It is then split in 12 parts in a rotary splitter and a 1.2 kg sub-sample is pulverized to 95 per cent passing 105 microns with LM-5 or with LM-2 mills. A 1,000 g sub-sample is assayed by LeachWELL rapid cyanide leach over 12 hours with an atomic absorption finish. Initially, 10 per cent of assays that returned over 0.3 ppm had their solid residues re-assayed using fire assay. This percentage has been raised to 25 per cent in 2016. In addition, 5 per cent of assays below 0.3 ppm Au are re-assayed by fire assay. It is noted that all Keegor mills have been replaced with LM-5 mills, however, they are still available during rush periods.

All crushing and pulverizing rejects are returned to and stored at the resource development facility where 20 per cent are later selected for check assaying at a commercial laboratory in Ouagadougou using the same protocol. Check samples are selected on the basis of the presence of arsenopyrite mineralization regardless of the original grade. It was found that choosing the check samples based on the mine laboratory assay results alone resulted in a selection bias (i.e., over a long term, check samples, on average, returned lower values than the mine laboratory’s results).

Since the acquisition of IAMGOLD Essakane S.A. by IAMGOLD in 2009, all assays were carried out using the LeachWELL method on 1 kg samples followed with fire assay of the tails when the grade was higher than 5 g/t Au. However, the assaying protocol has been adjusted over the years to make it more appropriate as the understanding of the deposit increased.

RC drilling is carried out using 140 millimetre (5.5 in.) diameter holes with 1 metre sample intervals. The 7 kg field split is dried and pulverized to 95 per cent passing 500 microns in Keegor mills. Occasionally, when the sample is comprised of coarse particles, crushing is performed through a Terminator or Boyd Crusher prior to the pulverization stage. The sample is split in a rotary divider until two sub-samples weighing 1 kg each are obtained. One sub-sample is pulverized to 95 per cent passing 500 microns and 1,000 g sample is assayed by LeachWELL rapid cyanide leach. Similar to the DD samples, 25 per cent of samples grading above 0.3 ppm Au and 5 per cent of samples grading below 0.3 ppm Au have their solid residues selected for re-assay using fire assay analysis method.

Approximately 20 per cent of the crushed RC pulps are sent to ALS CHEMEX and SGS in Ouagadougou, for check assaying.

In 2014, revisions were made to the preparation protocols in order to address concerns raised by the Agoratek sampling consultant. The main concerns addressed were the mass of RC samples and the pulverization size. On the initial protocol the RC sample mass submitted to pulverization was 1.2 kg. Also, pulp duplicates are send to the external laboratory instead of coarse duplicates. The quantity of water and the rolling time have been revised as well.

The revisions included changing the pulverization size from P90 of 75 microns to P95 of 500 microns for RC samples (to avoid flattening of coarse gold) and matching preparation and assaying protocols of the primary (mine) laboratory and the check laboratory, particularly concerning the amount of water used in the LeachWELL leaching stage and the time the bottles were rolled.

IAMGOLD Essakane S.A. is using a QA/QC system which involves insertion of CRMs supplied by Rocklabs Limited and locally sourced blanks. The CRMs were selected based on the range of gold grades and type of material to be submitted to the laboratory (oxide or sulphide sample).

Standards (100 g weight) are inserted at a rate of one standard per 20 samples. Results for every batch of CRMs, reported by the assay laboratory, are assessed by IAMGOLD’s database manager prior to upload of any assay data into the SQL database. The average of the CRM results for each batch is reported to the laboratory manager in a qualitative way by e-mail (trends showing over or underestimation; evidence for poor instrumental drift corrections; differences occurring at operator shift changes, etc.). Records of these assessments are stored in the IAMGOLD Essakane S.A. database.

Blanks consist of coarse granite sourced from the west of Burkina Faso. They are inserted at a rate of one blank per 20 samples, mostly within the expected mineralized interval. Formerly, barren quartz was used as blank material. One kilogram bags of granite blank material are inserted into the sample stream and prepared in the same way as any other RC or DD sample.

The field duplicates insertion rate is 1 per 20 samples and 20 per cent of pulps are selected for external laboratory checking.

The failure criteria are as follows:

•	The standard is considered to have failed when it is outside ±3 standard deviations.
•	Blanks are considered to have failed when the assay grade is greater than ten times the detection limit (D.L =0.001 g/t Au).

•	Duplicate precision has been recommended after the construction of a ranked Half Absolute Relative graph.

In respect of sample security, following IAMGOLD’s acquisition of Orezone Resources and the Essakane mine in 2009, all drill samples were collected under direct supervision of the project staff from the drill rig and remained within the custody of the staff up to the moment the samples were delivered to the mine site laboratory.

Samples, including duplicates, were delivered from the drill rig to a secure storage area within the fenced Essakane mine core facility. Then blanks and certified reference materials were inserted. Chain of custody procedures consisted of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Sample security has relied upon the fact that the samples are always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.

xi)	Data Verification

Different procedures have been put in place to collect information depending on the exploration method used. In general, field collection of data is entered on paper forms at the drill site and is then transcribed into Excel worksheets at the exploration office (one worksheet per hole).

Since 2013, field data has been entered directly into a laptop using Maxwell GeoServices’ LogChief geological database software and thereafter synchronized and transferred into the central database. This procedure is also followed for logging core and RC chips at the exploration office.

Data validation is carried out by the project or database geologist only after all data entry for the hole has been completed. Another set of data validation (such as invalid from and to, out of range, or invalid type values) is run on the data once it has been imported into DataShed. A separate set of validation steps is followed for the assay data after it is imported into DataShed. All paper copies of logs and assay certificates in PDF and Excel format are archived for future reference.

Prior to any resource estimation work, 20 per cent of the content of the database is validated. Holes are randomly selected and the following fields are inspected for possible discrepancies: survey, assays, and lithology. Azimuth and dips are investigated for possible errors. The length fields of drill holes in the “Header” tab versus the final survey measurements are verified. A crosscheck of all samples of the selected drill holes is carried out between laboratory certificates and assay values in the GEOVIA GEMS database to make sure that all gold assay intervals match the laboratory certificates. Investigations are carried out on the lithological information as well.

xii)	Mineral Processing and Metallurgical Testing

Metallurgical testwork has been carried out on different samples of ore types from the EMZ deposit by international metallurgical laboratories since 1990. It was determined, in the early stages of the development of the Essakane mine, that heap leaching process would not be feasible. Therefore, a conventional crushing, milling, gravity concentration and CIL gold plant was justified at the Essakane mine. Line A was constructed and commissioned in 2010.

Since 2009, additional testwork was completed, the results of which were used to refine the process design parameters for the 2014 plant expansion and to assess the amenability of Falagountou ore to the Essakane mine’s gold extraction method.

Extensive leaching tests were conducted on the various ore types. A common characteristic of the Essakane mine’s ore is slow leaching kinetics if the whole ore is subjected to cyanidation without removing the coarse gold particles in a gravity concentrate.

Accordingly, gravity concentration was considered necessary for the Essakane mine’s plant.

Optimization studies, focused on grind size and recovery versus operating costs, concluded that the economical optimum grind size for hard rock was P80 minus 125 microns. The presence of activated carbon during leaching showed improved leaching kinetics and ultimately recoveries. This observation led to the use of a CIL circuit as opposed to a Leach-CIL circuit.

As part of the plant expansion program, additional metallurgical testwork and ore characterization were carried out at SGS Lakefield Research Ltd (“SGS”) during 2011. Comminution testwork was done on fresh PQ drill core samples. The samples were found to be harder than those used for the initial plant design. Several gravity tests were done on the ore and confirmed a predicted gravity gold recovery of 45 per cent. Leach tests were done on the gravity tails and the run of mine ore. The results showed that a combined (gravity and leach) recovery of 92 per cent should be expected with a 36 hour leach time. The estimated consumptions are 0.4 kg/t for cyanide and 0.6 kg/t for lime after the planned leach time of 36 hours.

After expansion of the mill and commissioning of the new grinding Line B in Q1-2014 the design capacity of 10.8 MTY was achieved after a few months of ramp-up and optimization. The expansion also included a new secondary crushing circuit, stacker and coarse ore pile with reclaim, a pebble crusher addition to grinding Line A, a second leach tank train, new air compressors for the leach circuit, and other ancillary installations. The mill overall recovery was in the range of 91.5 per cent in 2015 and started to decrease in the second half of 2016 due to adverse ore characteristics. As part of the Essakane mine’s continuous improvement program, efforts are in progress to increase mill throughput and find innovative solutions to enhance gold extraction while processing complex ore zones.

Mill Throughput

In early 2015, the Essakane mill launched a Mine-To-Mill project focused on blasting optimization to reduce mill feed size and simulations of the crushing-grinding circuits to find opportunities to increase mill throughput when processing 100 per cent hard rock. In addition to the positive contribution by producing finer material, several changes were made on the two SAG mills (lines A and B). After analysis through simulations, discharge grates and lifters design for the SAG mill liners were improved. After the implementation of a new liner configurations, the mill throughput increased from the nameplate 10.8 MTY (at 100 per cent hard rock) up to 13.9 MTY (at more than 82 per cent hard rock and 18 per cent transition) while maintaining the final grinding product at P80 of 125 microns. The ongoing geometallurgical project will provide additional information regarding ore hardness to assist in predicting the future potential. Optimization and fine tuning projects are ongoing to ensure and pursue this improvement.

Mill Overall Recovery

Metallurgical testing on drill cores and samples from the Essakane mine’s CIL circuit was carried out by SGS after the mill expansion to further understand the causes of the recovery variation while processing hard rock. The metallurgical tests included gravity separation, CIL tests, preg-robbing validation tests, whole ore leach tests, intensive leach tests, and diagnostic leach tests, as well as investigating the effects of grind size.

The SGS study in June 2015 indicated a risk for lower recovery related to the amount of graphitic ore present in future mining zones, according to the life of mine. Recovery started to decline in mid-2016 while processing greater volumes of deep sulfides containing activated graphite. The overall mill recovery for the full year 2016 was less than expected at 89 per cent. This unexpected drop overall recovery motivated an intense program to understand and solve the problem. Consequently, IAMGOLD Essakane SA initiated several initiatives to minimize in the short and mid-term negative impact of the ore types:

•	Oxygen addition to CIL: potential to decrease cyanide consumption, increase recovery, and increase leaching kinetic. Engineering is in progress to commission an O2 plant in 2018.
•

Intensive leach process (“ILR”) to treat gravity concentrate: will increase gold recovery compared to the original shaking table equipment. An ILR plant was implemented and commissioned in August 2016 (capacity of 11 tonnes gravity conc/day, achieving 98.5 per cent gold extraction).

•	Optimization of the carbon profile in the CIL which will lead to a better management of the gold inventory in the CIL circuit and mitigate the preg-robbing effect.
•

Optimization of gravity circuits on Line A & B in order to maximize the amount of gold recovered in the gravity circuit and minimize the amount sent to the CIL circuit. The improved gravity performance will help mitigate the effects of preg-robbing ore and will decrease the cost per ounce produced.

•

The process water distribution circuit is being modified to change the cyanide addition point from grinding to the start of the leach circuit, to reduce pre-leaching of gold before carbon is available and reduce the opportunity of preg-robbing by graphite. The feasibility to destroy cyanide from the process water recycled to the plant is also under investigation in order to further control preg-robbing.

•

Gold deportment studies of leach plant tails, constituting high grade and low grade tails are ongoing. The main goal is to identify the causes for the tails grade differential and identify opportunities to improve gold recovery.

•	The use of surfactant to blind graphite and flotation to float graphite and sulphides is also being investigated to treat the more problematic ores.

In order to improve plant performance a geometallurgical study was initiated during 2016 to identify mineral zones where the gold recovery issues (graphite and/or refractory gold) originate and to serve as a basis for better mill feed strategy. New testwork was conducted on available drill core samples from the geological development program and an ultimate gold recovery was recorded. To supplement this project, a drilling program was carried out in the EMZ pit during 2016, with samples shipped to an external laboratory. Metallurgical testwork included comminution tests, graphite and sulphide flotation and gold extraction on deeper ore, focusing on the gold recovery impact of graphite ore to identify the best strategy to treat the graphitic ore types.

Metallurgical testing on representative samples from the Falagountou deposit was completed in May 2014 by SGS. The metallurgical tests included assaying, mineralogy, gravity separation, and CIL testwork. The test program concluded that:

•	Graphite content was low in all samples, as most carbon was associated with carbonate material.
•	Sulphur grade was low in the saprolite and transition samples, and slightly higher in the hard rock samples.
•	The fresh rock samples were categorized as relatively soft based on the Bond Ball Mill Work Index, and had excellent recoveries when treated in a gravity separation CIL circuit.

The average recoveries used per rock type - before the decrease seen in March 2016 - from the Falagountou and Essakane pits are as follows:

	Essakane Pit	Falagountou Pit

Rock Type	Recovery (%)	Recovery (%)
Saprolite	95.0	95.5
Transition	92.8	93.5
Hard Rock	91.9	92.0

Those recoveries will be revised after receiving the results from the current geometallurgical studies.

In 2016, a fine carbon incinerator was installed at Essakane to allow for the processing of carbon fines generated as a result of attrition in the acid wash, elution and regeneration circuits. In addition to the incinerator, improvements were made to the fine carbon recovery process after the leach circuits and ahead of the tailings pumps. Since the start-up of the Essakane operation, fine carbon containing significant amounts of gold in inventory had been stockpiled at the mine site. At the Company’s other operations, this material is shipped to copper smelters, or other processing facilities where the gold can be recovered. Due to Burkinabé export restrictions, this has not been possible, with the exception of two shipments of carbon fines (one in 2015 and one in 2016) which were allowed only after extensive negotiations with authorities in several branches of the government. The new on-site incinerator allows timely processing of carbon fines at site and eventual sale of the contained gold inventory as part of regular gold doré shipments. While the enhanced fine carbon recovery circuit contributes to better overall gold recovery.

xiii)	Mining Operations

Mining is carried out using a conventional drill, blast, load and haul surface mining method with an owner fleet. The annual mining rate was 46.9 million tonnes in 2016 and 47.5 in 2017. The planned mining rate in 2018 is 54.4 million tonnes and is expected to reach a maximum of 71.3 million tonnes in 2024. This increase in tonnage is due to the addition to the plan of a heap leach project, for which a PFS is underway and expected to be completed by the second quarter of 2018. The EMZ saprolite ore is mostly depleted and most of the remaining EMZ mineralization lies in hard rock. Current pit geometry consists of five metre benches in upper lateritic and saprolitic layers, and 10 metre benches in hard rock. Grade control samples are collected using RC drills. A fleet of 9 drill rigs are used for the six inch and nine inch production blast holes with two additional nine inch rigs being added to the fleet in 2019 for production in hard rock. Two additional drills are used for RC and pre-split, but the majority is done through contracting.

Waste rock material is stored in the waste dumps located to the east of the mine. Various ore stockpiles sorted per type (saprolite, transition or rock) and grade (marginal, low and high grade) are located to the west of the mine, north of the primary crusher. In the Falagountou area, the waste dump is located to the north of the main haul road, and stockpiles are to the south. Other mining infrastructure involves a mine office complex (mine offices, change houses and canteens), equipment workshop integrated to the main warehouse and external wash down bays, blasting and explosives compound including magazines, diesel storage and dispensing facility and a drill core storage facility. Operating costs have been determined for three ore types, namely the saprolite ore, transition and fresh rock arenite/argillite ore. Mine haul roads are 30 metres wide and constructed by the mining department to support the 150-ton mine haul trucks.

Tails are stored in a tailings pond. A process plant expansion was commissioned in February 2014, and effectively doubled the hard rock processing capacity. A detoxification plant was also installed in 2014, upstream to the tailings pond. The tailings dam is currently being raised using waste rock material from the mine. Further to the dam raise, Essakane is also investing in the installation of a permanent plastic liner at the TFS during 2018 and 2019.

The initial mine village was built from prefabricated structures and this village was initially used as the construction camp. The village was further expanded in 2013 to accommodate the plant expansion and was built using locally sourced material. The site has a satellite communications system. Four office complexes are located in the mine plant area to service mine operations, maintenance management and administrative services. The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of the project. Because of the remoteness and complex logistics of the mine coupled with the limited services available in Burkina Faso, the scope and extension of the general services department to support production is very substantial. Current total manpower at the operation is approximately 2,934 workers, including contractors but excluding 300 daily labourers. A total of $705 million of capital (of which $267 million is non-sustaining) is planned to be spent over the next five years of mine life.

IAMGOLD Essakane S.A. has implemented two resettlement plans consistent with Burkinabé laws and best practices recommended by international organizations (e.g. the World Bank). The first plan started in 2008 (13,000 individuals and 2,981 households affected) and the second plan started in 2012 (3,208 individuals and 555 households affected). In both instances, memorandums of understanding were signed and resettlement follow-up committees comprising key representatives of affected villages and administrative authorities were created. These committees meet on a monthly basis to follow up on the progress of the two resettlement action plans.

As part of a community investment plan, socio-educational infrastructures are being built (wells, medical centres, schools, etc.). Programs to fight malaria and HIV/AIDS and increase road safety awareness, were developed for the benefit of neighbouring populations. Rural development activities (agriculture, animal husbandry, etc.) are primarily undertaken as part of a livelihood restoration program. Since 2014, a community investment program has been financing community projects through communal development plans. A program of village forests, tree nurseries and school tree copses has also been developed to promote environmental protection.

Production

The 2018 attributable production is estimated to be between 380,000 and 395,000 ounces of gold.

The following table indicates operating information for the Essakane mine for the last two years:

ESSAKANE MINE	2017	2016
Gold production (ounces) 100%(1)	432,000	419,000
Ore milled (tonnes)	13,891,000	12,006,000
Grade milled (g/t Au)	1.07	1.22
Recovery (%)	90	89
(1)	The production attributable to the Company in 2017 was 389,000 ounces and in 2016 was 377,000 ounces.

xiv)	Exploration and Development

In 2017, approximately 54,400 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding concessions. On the mine lease, drilling programs focused on resource expansion in areas adjacent to and at depth below the Essakane pit as well as to support the ongoing technical studies evaluating whether lower grade mineralization may be amenable to heap leach mineral extraction. Infill drilling was also completed to upgrade inferred mineral resources south of the main Essakane pit and at Fala East located immediately east of the currently mined Falagountou pit, located 8 kilometres to the east of the Essakane operation.

On the surrounding concessions, a delineation drilling program was completed at the Gossey prospect, located 15 kilometres northwest of the Essakane mine site. The program was largely focused on exploring targets along the Gossey – Korizena trend for additional mineralized zones. The results of this delineation drilling program will be used to assess the resource potential and guide additional drilling.

In 2018, the resources development drilling campaign will explore EMZ as well as Falagountou pits. DD programs are proposed to test the down-dip extension of the gold mineralization at Essakane, Falagountou-East and Falagountou-West deposits. At Gossey, an RC drilling program will be conducted in order to expand on the previous exploration work.

The regional exploration group will continue to investigate advanced exploration prospects on the surrounding exploration concessions. The drilling program will target the continuity of the mineralization intersected on previous campaigns over the Tin-Taradat and Korizena trend prospects.

xv)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

Both G Mining Services Inc. and the Company’s qualified person are aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate. G Mining Services Inc. was not involved with the mineral reserves in 2016 and cannot comment on factors that could materially affect the mineral reserve estimate.

xvi)	Capital and Operating Costs

The capital cost requirement over the next five years, totaling about $705M for both sustaining and non-sustaining includes the following:

●	Resource development costs;
●	Capitalized waste stripping;
●	Sustaining capital expenditures (for Mill and site in general);
●	Heap leach expansion capital (Mine and Mill);
●	Tailings storage facility expansion capital;
●	Mine equipment additions and replacements;
●	Equipment overhaul costs;
●	Equipment capital spares (CSPARES).

The mine operating costs are estimated on the basis of the physical quantities of the mine plan, realistic equipment productivity assumptions, overall equipment efficiencies, and updated consumable prices.

Average mine operating costs over the LOM are estimated at $2.97/t mined and average $2.70/t mined over the next five years. The LOM schedule manages to stabilize mining cost throughout the years by carefully selecting waste storage locations, thus optimizing haulage distances. An increase in mining cost is observed for the last two years of the LOM, as all mining activities occur at greater depth. Fuel represents $0.87/t mined and 0.71 L/t mined over the LOM, or about 30 per cent of the mine operating cost.

xvii)	Environment

The EMS for the Essakane mine is certified under ISO 14001-2004. A comprehensive monitoring program is in place (at all stages of the life-of-mine) at the site as well as in neighbouring villages. This program encompasses water quality monitoring (potable water, ground water, domestic waste water, surface water, and community wells water), air quality (dust, greenhouse gas emission), soil, biodiversity (fauna, flora), noise, vibration, weather, follow-up and assessment of the community investment program (health, education, potable water access, agriculture, animal husbandry, etc.).

The Essakane mine also participates in the Mining Association of Canada’s TSM program.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

2.2	Africa: Mali - Sadiola Mine

Unless stated otherwise, the information in this section is based upon the technical report (the “Sadiola Report”) entitled “IAMGOLD Sadiola Sulphide Project (SSP) 2015 NI 43-101 Report, Mali” dated and effective March 15, 2016 prepared by G Mining Services Inc. and Snowden Mining Industry Consultants (Pty) Ltd. and authored by Philippe Gaultier, ing., MASc, Daniel Vallières, ing., Jérôme Girard, ing., P.Eng., Luc-Bernard Denoncourt, ing., Louis-Pierre Gignac, ing. and Mark Burnett, Pri. Sci. Nat. (400361/12).

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Sadiola Report which is available for review on SEDAR at www.sedar.com. The Sadiola Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.

i)	Property Description, Location and Access

Location of the Project, Means of Access and Nature of Interest

The Sadiola mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, proposed updated plant, town site and infrastructure at Sadiola, in the Republic of Mali, West Africa. The Sadiola mine area is located in the western part of Mali near the border with Senegal, approximately 77 kilometres south of Kayes, the regional capital and about 440 kilometres northwest of the capital city of Bamako. The Sadiola mine is mined by La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”), a joint venture company that holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area in Mali (the “Sadiola Mining Permit”) in which the

Sadiola mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 41 per cent, AngloGold Ashanti, which indirectly owns 41 per cent, and the Government of Mali, which owns 18 per cent. AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A., is the operator of the Sadiola mine.

Mali is a landlocked nation in West Africa. As such, Mali is dependent on its neighbors for ocean-borne inbound materials and supplies. The highway between Dakar, Senegal and Kayes is paved along the whole of its 836 kilometres extent. The road between Bamako and Kayes is 506 kilometres on a paved highway. Access to the Sadiola operation from Kayes is through an 80 kilometres long, regional, compacted laterite surfaced, all-weather, single carriageway road. There is an airstrip at the Sadiola mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako and from Dakar. Bamako has an international airport with daily flights to many other West African and European destinations. Dakar is a major port of entry to Mali by sea and air.

In Mali, mineral resources are the property of the state. Malian mineral rights are governed by the Mining Act dated February 27, 2012 (the “Mining Act”). The Mining Act is complemented by the Mining Decree dated June 21, 2012.

A “license to operate”, or the operating permit, entitles the permit holder, within the limits of its scope and depth, the exclusive and indefinite right to prospect, undertake exploration and exploitation of mineral substance(s) found within the perimeter which is the subject of the permit. The operating permit is granted if the holder has fulfilled the obligations set out in the Mining Act, submitted a mining feasibility study, a community development plan, formulated in conjunction with the interested local communities as well as the local and regional authorities, and a mine closure plan. The community development plan must be updated every two years.

The permit also grants its holder the right to undertake processing operations under Article 21, within the borders of Mali, and to market the saleable products. The holders of an operating license are free to export mining products.

The holder of the operating permit is required to begin exploitation within three years of issuance of the permit. This permit is granted by decree for a period of 30 years, and can be extended in 10-year increments until depletion.

Exploration activities are covered within this permit. The permit is a modification of all previous exploitation areas.

The existing Sadiola Mining Permit was issued on August 1, 1994 by the Minister of Mines, Energy and Water of Mali to AGEM Ltd. (“AGEM”), a wholly-owned subsidiary of IAMGOLD. SEMOS is bound by the original prospecting and exploitation agreement (including its subsequent legal modifications) entered into on April 15, 1990 between AGEM and the Malian government, and the agreement is valid for the original mineral commodities until 2020. The identity number of the current exploitation area is “DECRET No 00-080/PM-RM DU 06 MARS 2000” and is a modification of all previous exploitation areas. The surface area is defined by “DECRET No 00-063/PM-RM DU 25 FEV 2000”. The existing Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the Malian government if mining operations are ongoing.

Taxes, Royalties, Back-In Rights, Payments, Agreements and Encumbrances

Title holders must pay fixed fees for the grant, assignment, transfer and renewal of mining titles, as well as annual surface rights. The value of the fees is provided in the mining regulation, as adjusted by the administration in charge of mines in Mali.

All general taxes and exemptions for holders of operating permits are applicable as identified in Malian legislation. Without limitation, they include gross revenue taxes, ad valorem taxes, corporate taxes, customs and duties, labour and social security taxes, patent taxes, withholding taxes and value added taxes.

Income taxes are calculated in accordance with the mining convention between SEMOS and the Malian government. A five-year tax exemption period from Year 3 to Year 7 was applied to the model according to an agreement with the Malian government. The income tax rate is 30 per cent.

A royalty payable to the Malian government is comprised of two elements: contribution for service delivery and an ad valorem tax. Both are calculated at 3 per cent on revenue respectively.

ii)	History

Sadiola was identified as a favorable exploration area based upon the widespread evidence of artisanal gold workings and small scale mining by local inhabitants. Written records of mining at Sadiola reportedly date back 250 years, and the extent of the historical works suggests that mining may date back more than 1,000 years.

From October 1987 to August 1989, a large regional geochemical survey, known as Mali Ouest 1, was carried out for the Malian government by the German company, Klöckner INA (“Klöckner”), as part of an aid program financed by the European Development Fund. In addition to the 48,000 samples collected during this first-pass regional program, detailed geochemical sampling near the villages of Sadiola and Dinnguilou confirmed high gold, arsenic and antimony anomalies. In January 1990, when exploration rights for the Sadiola area were granted by the Malian government, Klöckner was hired to conduct a large scale gold exploration program at Sadiola which identified the presence of a significant oxide gold deposit.

In 1991, Watts, Griffis and McOuat Limited (“WGM”) (geological and mining consultants) was retained by IAMGOLD to review the work of Klöckner, prepare a preliminary economic assessment of Sadiola and make recommendations for further work. The preliminary economic assessment yielded positive indications and WGM recommended a large exploration drilling program to delineate and confirm the Sadiola mineral resource. During 1991 and 1992, WGM assumed responsibility for the ongoing exploration effort. In December 1992, WGM estimated a probable reserve of 22.3 million tons of oxide mineralization, with an average content equivalent to 3.3 g/t Au.

In October 1992, a joint venture agreement with Anglo American Corporation of South Africa Limited (“AAC”) was signed for the construction and management of any mine developed at Sadiola. A feasibility study on the Sadiola gold deposit, dated December 1993 and prepared by AAC, was presented to the Malian government.

The Sadiola mine poured its first gold bar on December 20, 1996.

Mining commenced in the FE3 pit in April 2001 and in the FE4 pit in November 2001. Mining at the Tambali pit, south of the main pit, started in July 2013. Since then, several smaller pits have also been mined.

Since 1997, production per annum has ranged from 168,586 oz (in 2015) to 611,442 oz (in 2000).

iii)	Geological Setting, Mineralization and Deposit Types

The Sadiola deposit, previously known as the Sadiola Hill deposit, is located within the Kedougou Kenieba Inlier (“KKI”), a major early proterozoic window of volcano-sedimentary greenstone belts and calc-alkaline granite intrusions that comprise part of the Lower Birimian terranes of the West African Craton. The inlier is positioned at the northeast margin of the Kenema Man Shield and is bound to the west by the Pan-African Mauritanide Hercynian Belt and concealed to the north, east and south by undeformed Neoproterozoic and Paleozoic sedimentary formations of the Taoudeni Basin.

The volcano-sedimentary sequences of the KKI are separated into two lithostratigraphic supergroups which correspond reasonably well to the Mali West 1 classification. The Mako (or Saboussire) Supergroup is in the west and characterized by massive and pillowed tholeiitic basalt, calc-alkaline volcanic rocks and interbedded volcaniclastic sediments. To the east, the younger Dialé Daléma Supergroup comprises platform type sediments of carbonate, graywacke, sandstone and pelite, intruded by intermediate and felsic calc-alkaline rocks.

The supergroups are separated by major, regional crustal scale structures. Regional metamorphism is to greenschist facies with amphibolites facies metamorphism only observed in the contact aureoles around major intrusions.

Gold mineralization in the Sadiola main pit has been mined for 2 kilometres along strike. Mineralization occurs in all four rock types: graywacke, carbonate, diorite and quartz-feldspar porphyry, usually close to or within the contact of the Sadiola Fracture Zone (“SFZ”). The bulk of the mineralization is hosted in the footwall adjacent to the SFZ. The mineralization has a strong structural control and is spatially associated with a complex weathering and alteration pattern.

Oxide

The geometry of the extensive, soft, oxide deposit and its supergene enrichment of gold relates almost exclusively to the weathering history of the primary mineralization. Intense tropical weathering has produced deep troughs of white to grey, decarbonated, kaolin-rich saprolite, locally abundant nontronite and relative gold enrichment. Penetration of groundwater has caused oxidation of the primary sulphides and the formation of sulfuric acid, further promoting deeper argillization of the bedrock. The variable permeability of the deposit, controlled by faulting, shearing and porosity, has led to the irregular ‘karst-like’ weathering geometry from 30 metres deep in the north to 220 metres in the south. Weathering is deepest along the SFZ.

The deeply weathered saprolite was protected from erosion by a capping of hardpan laterite (ferricrete).

Sulphide Mineralization

Drilling of the (unweathered) primary mineralization has allowed detailed investigation of major and minor hydrothermal alteration processes that were active during the formation of the deposit.

Primary gold is extremely fine grained, dominantly less than 15 microns (µm), with rare grains approaching 50 µm and visible gold is rare. Gold mineralization is associated with arsenic and antimony dominated sulphide assemblages of arsenopyrite, pyrrhotite, pyrite, stibnite and gudmuntite as well as potassic, calc-silicate, propylitic iteration and silicification. Much of the mineralization appears to be related to deformation of the host rock.

Deposit Types

Sadiola has been classified as a “mesothermal – shear hosted” gold deposit which has implications regarding the distribution of mineralization and resource potential. Deposits of this type exhibit good continuity of mineralization both along strike and down dip. Structurally controlled, high grade “pay shoots” typically occur within a lower grade halo in these types of deposit.

Sadiola is a brittle-ductile shear zone-hosted deposit related to the interaction of a north-northeast striking fault array with a single major structural discontinuity, the north-south striking SFZ.

The FE trend hypogene mineralization exploits the intersection of the north-northeast trending shears and the northwest-northeast trending lithological contacts.

Most of the mineralization is hosted within the carbonate strata suggesting a litho-structural control.

Elements of skarn mineralization have been observed at both the FE and Sadiola trends; these could be linked to some deep seated intrusion.

Supergene processes have upgraded the gold resources in the oxide zone. Along the FE trend the “high grade” oxide mineralization appears to be derived from very low grade sulphide mineralization. At Sadiola, there was significant production from alluvial gold, indicating that the opportunities for secondary gold exist. There are areas on the streams draining the Sadiola trend which have been partially exploited by artisanal miners for alluvial gold. The extent of the remaining alluvial gold has not been qualified or quantified.

iv)	Exploration

Eight key oxide targets, identified at a targeting workshop in the fourth quarter of 2013, were the focus of exploration during 2014. During 2015 exploration drilling was undertaken on Sadiola North (“FN”) and Tabakoto. Scoping studies have been completed at Tambali and Sadiola North from new geological models. Estimates show potential for continued oxide and sulphide exploration, which is ongoing.

v)	Drilling

Exploration drilling has been conducted over the entire Sadiola permit area since the early 1990s. RAB holes were drilled over various exploration targets before 2009. These holes were typically shallow (less than 50 metres) to test the oxide mineralization just below the laterite interface. Between 2010 and 2013, geological exploration drill sampling was undertaken using RC or DD. Most of the DD was done in and around the mining areas of Sadiola, FE and Tambali pits. No DD has been undertaken since 2013; all exploration drilling since 2013 has been undertaken using RC drilling.

In 2015 a total of 13,110 metres of RC drilling was achieved, focusing on the area to the north of the Sadiola Main Pit and the Tabakoto satellite deposit. In addition, 4,350 metres of RC drilling was undertaken to upgrade the mineral resource on the northern extension of the Sadiola main pit. An additional 3,632 metres of RC drilling was undertaken to define the north-northeast to northeast trending shears that occur in the Sadiola north area. These results together with information from pit mapping were used to update the geological model for the area.

At Tabakoto 2,874 metres of RC exploration holes were drilled to infill the predominantly inferred mineral resource. An additional 1,626 metres of definition drilling was completed on the northern and southern extension of the mineralization trend. The drilling campaign confirmed the deep weathering and mineralization associated with weathered carbonate. A review of the Tabakoto geology model suggests that the mineralization is controlled by steep northwest trending structures above which the laterite mineralization is located. There is a possibility of north-northeast to northeast cross-cutting structures consistent with the regional cleavage observed at the FE3/4 pits.

vi)	Sampling, Analysis and Data Verification

The majority of the samples used in the resource evaluation are from exploration and grade control drill chips from RC drilling. Exploration RC rigs are fitted with cyclones providing routine samples on a two metre basis. Sub-samples are split at the rig using a three tier stacked riffle splitter yielding a 2 to 2.5 kilogram sample. Grade control holes are sampled on a two metre basis. The drill rigs are fitted with a rotary cone splitter producing an automatic sub-sample (Sandvik Rotaport sampling systems). RC samples too wet to pass through the riffle splitters are dried in an oven overnight and later split with the three tier riffle system. Drilling is normally stopped when the sample becomes too wet. Wet samples are flagged in the database.

Core from the DD holes are logged and split in half by a diamond saw. One half is bagged and dispatched for density determination and assay while the other half remains for reference in the core tray. Sample intervals are generally on a one metre basis with deviations as appropriate to account for changing geology.

The following laboratories are used for sample analysis:

●

SEMOS - onsite laboratory owned and operated by SEMOS processing all grade control. All exploration and grade control samples collected in 2014 and 2015 were submitted to this laboratory. The laboratory is not accredited. A 30 gram aliquot is routinely used for fire assay.

●	SGS Bamako - independent, accredited laboratory located in Bamako, Mali. During 2015, the laboratory acted as referee lab for the annual check assay as part of the quality control process.

●

SGS Kayes - Non-accredited laboratory to which all samples from pre-2013 (exploration RC chips, diamond core and soil samples) were submitted. SGS Kayes used a 30 gram aliquot for sulphide material and a 50 gram aliquot for oxide material and closed down at the end of 2013.

●	SGS South Africa - Booysens - accredited laboratory not used during 2014, but has been routinely used as an umpire laboratory for processing check assays.

The QA/QC measures include the routine insertion of QC materials into the sample stream as well as independent laboratory audits and job observations. QC material comprise standard reference materials (“SRMs”), blanks, field and pulp duplicates and check assays. These programs were run in addition to the normal QC insertions and monitoring undertaken in-house by SEMOS and SGS Bamako. The SRMs are supplied by ROCKLABS Limited for a variety of gold grade ranges.

QC samples are assigned fixed positions within the sampling sequence by geologists. Prior to 2014, SEMOS grade control delivered the QC samples separately to the laboratory. The QC insertion rate has been streamlined and standardized according to AngloGold Ashanti’s recommended levels.

The assay laboratories insert their own QA/QC materials and make the results available to SEMOS through their Laboratory Information Management System (“LIMS”). The results of the assay laboratory QA/QC are not stored in the Geological Database Management System (“GDMS”).

QC results are monitored by SEMOS as part of the assay data validation process during the data loading. Sample submissions falling outside of acceptable rejection limits are investigated and resubmitted for re-assay if necessary. The assay results loading and feedback to the laboratory is typically completed within 24 hours after receipt of results. The internal laboratory standard results are also available to users through the LIMS query tool and are utilized when determining the pass/failure of a sample submission.

The pulp QC sample mass was reduced from 150 grams to 30 grams in 2014. The reason for the reduction was to supply the mass required for fire assaying (30 grams); therefore, eliminating the possibility for test runs by the laboratory and reducing processing cost.

Mass loss measurements, where a sample mass is taken before and after crushing and milling, were introduced and implemented in October 2014 by the SEMOS laboratory. The test is undertaken at a rate of one in 20 samples. Mass measurement gives an indication of mass loss in the sample preparation steps and is part of the laboratory internal QA/QC procedure to minimize sample loss, maintain representativeness and avoid introduction of bias. The maximum percentage loss during a processing step is 2 per cent. Mass balance analysis is also being introduced at the sampling phase to determine the sample recovery.

A monthly QA/QC report is produced by Sadiola according to QA/QC guideline Rev 1.05 (AGA, 2014d) in which the QA/QC activities for all labs are reported. An annual report is also published which includes the referee lab results and lab audits.

It is the opinion of the authors of the Sadiola Report that the sampling and analytical methods and security procedures are adequate to allow for representitivity in the samples collected and accuracy in the assay grades reported.

Poor precision was observed in the analyses of the field duplicates, pulp duplicates and check assays. This should be taken into account when undertaking mineral resource estimation and classification. The authors of the Sadiola report recommend that the subsampling methods from the drilling rigs to the laboratory be reviewed.

All drilling data are collected, validated, managed and delivered to end users using a CAE Mining GDMS.

The geological and survey data are verified by the project geologist and signed off. Assays are verified by the database manager and the results reported to the project geologist who then signs off on the drillhole data in the database.

vii)	Mineral Processing and Metallurgical Testing

The December 2010 feasibility study of the Sadiola Deep Sulphide Project was prepared at the request of IAMGOLD and AngloGold Ashanti to extend the mine life of the Sadiola mine beyond 2018. The feasibility study was prepared and compiled by IAMGOLD project development in a collaborative effort with resources from AngloGold Ashanti and SEMOS as well as a number of specialist external consultants. As a part of the data generated for the 2010 feasibility study, a significant amount of testwork was conducted by a number of organizations. Since 2010, the feasibility study was updated and optimized, however, no additional testwork was done. This section reviews the nature and extent of the metallurgical testwork conducted.

Ore characterization was an important focus for the project due to the variability observed during the metallurgical testwork. The ore is characterized by degree of weathering, lithology and by localization within the deposit. Calcite marble is the dominant rock type that will be processed by the project.

Metallurgical testwork included the following:

●	The mineralogical and geochemical characterization of 58 ore samples taken from various locations within the deposit and of the various major rock types (calcite marble, greywacke and diorite);

●	A general gold deportment and sulphide liberation study was undertaken to predict gold behaviour during processing for eight composite samples;

●	Organic carbon was found to be less than 0.1 per cent and preg-robbing is not expected to be a problem;

●

Heavy liquid separation reported a mass pull of below 1.7 per cent reporting to the sinks with excellent gold upgrading of between 20 per cent and 50 per cent to the heavy fraction. These results were matched by the gravity tests conducted;

●	A grading analysis reported a higher gold to mass ratio in the coarse material from the southern parts of the ore body;

●	X-ray diffraction analyses showed that the samples were composed of quartz, feldspar, carbonates and mica and contained minor traces of amphiboles, chlorite, scapolite and molybdenite; and

●	The QEMSCAN trace mineral search concluded an average gold grain size between 3 and 7 microns, or a gravity average between 4 and 12 microns.

Comminution testwork included the following tests:

●	Bond Impact Work Index used to determine crushing design parameters. Results indicated 13.4 kWh/t for diorite, 10.7 kWh/t for greywacke, and 12.2 kWh/t for calcite marble;

●

The JKTech drop weight test was used to determine SAG mill capability. However, the results from this testwork were not used in design as the results were not comparable with historical testwork and current SAG mill comminution (“SMC”) tests which gave more conservative results;

●	The SMC test is a smaller scale test than the JKTech drop weight test. The lithological weighted average value of Axb was 33.4; Bond Rod Mill Work Index was determined to be 14.86 kWh/t;

●	Bond Ball Mill Work Index was determined to be 13.33 kWh/t; and

●

Pennsylvania Abrasion test to determine the consumption of steel media. It was determined that the greywacke material will consume a lot more steel media than other rock types, the lithological weight average was a value 0.082.

Leaching and gravity testwork includes the following:

●

Gravity testwork to evaluate the recoverable gold. The associated design requirements indicated a gravity recovery of 24.8 per cent with an 82.1 per cent intensive leach recovery of the gravity concentrate. Leaching tests were conducted on both run-of-mine ore and the gravity tails, resulting in highly variable recovery of gold from different parts of the orebody. Cyanide consumption was estimated to be 0.632 kg/t and lime consumption 0.61 kg/t; and

●

For the optimization study metallurgical testing was done to assess the recovery from the hard sulphide stockpile. The testwork and plant trial confirmed the 76 per cent recovery established for the feasibility study and yielded a higher head grade.

The gold recovery by lithology and by location in the deposit for the hard sulphide ore is estimated to range from 68 per cent to 83 per cent with a weighted average recovery for the hard sulphide estimated at 76 per cent. The recoveries for other rock types are based on actual plant results. The average recovery for soft oxides was set at 94 per cent and 80 per cent for soft sulphides. The recovery assumed for processing existing hard sulphide stockpiles is also set at 76 per cent based on plant trials.

viii)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

The year end 2016 mineral reserves and mineral resources were developed by AngloGold Ashanti experts as the operating partner in the JV, and were partly based on earlier work, including the March 2016 NI 43-101 study, together with additional work completed during 2016, jointly carried out by AngloGold Ashanti and IAMGOLD. The authors of the Sadiola Report are unaware of any issues that materially affect the mineral reserves and resources in a detrimental sense. However, the authors of the March 2016 NI 43-101 study were not directly involved with the calculation of the mineral reserves and resources for year end 2017 and cannot comment on factors that could materially affect the updated mineral reserve and resource estimate.

ix)	Mining Operations

A large push-back to the existing Sadiola main pit is needed to mine sulphide ore. The oxide ore production of the main pit ceased in 2010. The most appropriate mining method for the sulphides is an open pit truck and shovel (or excavator) method. Given the large tonnage, increased pit size and greater depth of the pit, larger equipment consisting of RH170s (20 m3 shovels) and 150-tonne trucks (CAT 785) are deemed more appropriate than the fleet of RH120s and CAT 777s currently operated by the mine contractor.

A past study was undertaken to compare bulk mining and selective mining for the SSP. The study concluded that, given the structure of the mineralization of the Sadiola sulphide ore body, there is little or no dilution advantage of mining using either the bulk or selective mining methods since the ore body is generally sub vertical. However due to the simplified operation of bulk mining and the additional costs associated with selective mining, it was concluded that bulk mining would deliver cost savings over selective mining methods.

x)	Processing and Recovery Operations

The existing processing facility was designed for the processing of soft ore and can only introduce a small percentage of hard ore in the mill feed. Since the beginning of the operation, mining activities have been outsourced to a contractor, with mine engineering and geological services provided by SEMOS. All other activities on site such as processing are performed by SEMOS.

The upgraded processing plant which includes current and new equipment is designed to process 900 tonnes per hour based on 92 per cent operating time for an annual throughput of 7.2 MTY of hard ore. The design of the processing plant is based on the transition of processing soft ore to hard ore over the life of the mine. During the initial years of the hard sulphide operation, the existing plant will be kept in operation to process remaining oxide ore. When the mine production will reach its full capacity of hard sulphide, the two plants will be combined to process 7.2 MTY of hard rock.

A gyratory crusher (450 kW), SAG (2 x 7000 kW)/ball mill (7000 kW) and CIL circuits will be added to the actual milling capacity as existing ball mills (3 x 2010 kW) to allow the mine to reach a maximum capacity of 7.2 MTY.

The current tailings facility is designed only for soft ore and will require additional capacity to process hard ore from the SSP. The expansion project as detailed in the March 2016 NI 43-101 study was to construct a new, lined TSF adjacent to the existing TSF, with eventual addition of a tailings thickening study later in the mine life to maximize the storage capacity of the impoundment. Based on work done subsequently during 2016, the project is now recommending the use of one of the exhausted satellite pits (FE4), with the use of thickened tailings from the outset. Depending on the actual storage capacity of the existing void, and the eventual life of the mine, it may be necessary to consider using an additional satellite pit for future tailings storage.

xi)	Infrastructure, Permitting and Compliance Activities

Infrastructure

The Sadiola mine is situated proximal to 46 officially recognized villages and several hamlets. The main villages are Farabakouta, Neteko, Sadiola and Borokone. A mine village has been established to the northeast and provides housing, a medical clinic, a park and recreation facilities for mine employees and dependents. Other facilities include guest accommodation, a post office, a supermarket, school, sewage treatment facilities and other amenities.

The Sadiola mine employs more than 1,000 people, including those employed by outside contractors. The majority of Sadiola personnel are Malian nationals (approximately 93 per cent), with the remainder being expatriates, primarily from South Africa (approximately 7 per cent). The majority of the unskilled labour is sourced from the nearby towns of Kayes, Sadiola and neighboring villages.

A 55-kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Potable water for both the mine operation and the mine town site and local villages are supplied from the pipeline, as well as local boreholes, and pumping of pit water impounded in the Sadiola main pit and treated prior to distribution. Electrical power is currently provided through Sadiola’s diesel-powered generating sets, which are capable of meeting an average demand of 16.7 megawatts. Approximately 4.73 million liters of diesel fuel per month are currently required for power generation and mining, under a contract with Total/ELF Petroleum Company. The 7 million litres national strategic fuel depot, situated in Kayes, is used as back-up storage in case of major road and/or rail disruptions.

The expansion project will connect the site to the Malian power grid at 225kV using a 93 kilometre power line to provide sufficient power to the current plant as well as additional equipment installed.

Most of the existing infrastructure present at the Sadiola mine will be used as part of the expansion project,

although some additional infrastructure is required for the expansion.

Environmental, Permitting and Social or Community Factors

A number of key issues need to be addressed for the SSP to proceed further. The key permitting, environmental, social and community issues are as follows:

●	The environmental permits have expired.

●

The 2010 environmental and social impact assessment has been updated to include the impacts of the changes made between the 2010 SSP and the 2015 SSP (for example changes in the location of various project components) and has been submitted for approval to the relevant government authorities.

Further to the above, discussions with the Government of Mali continue with respect to the SSP. Despite the Company’s efforts and the benefits the project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the project forward. Although the Company remains committed to the project, upon failing to reach an agreement the operation will enter a restricted exploitation phase, and then at a later stage, when stockpiles are exhausted, it will enter a phase of suspended exploitation (care and maintenance).

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

xii)	Capital and Operating Costs

The accuracy level targeted by the Sadiola Report for the capital and operating cost estimate is ± 15%. All costs have been stated in U.S. dollars based on foreign currency quotations and estimates converted using the following long term exchange rates.

Currency	Abbreviation	Exchange Rate Year 1	Exchange Rate Year 2
US Dollar	USD	1	1
CAD Dollar	CAD	0.8	0.8
Great Britain Pound	GBP	1.55	1.55
CFA Franc	XOF	0.001681	0.001754
Euro	EUR	1.1	1.15
South African Rand	ZAR	0.076923	0.076923

The gold price assumptions for the project are as follows:

Years	Gold Price per Ounce (USD)
Year 1	1,150
Year 2	1,225
Years 3-4	1,250
Years 5 +	1,275

The delivered fuel price assumption affecting mining costs is summarized as follows:

Years	Fuel Price (USD)/L
Year 1	0.78
Year 2	0.83
Years 3-4	0.86
Years 5+	0.89

Capital Cost Summary

The 7.2 MTY scenario capital expenditures are estimated at $379 million including a contingency of $24.5 million. The construction capital cost summary is as follows: and excludes past expenditures of $141.8 million:

Capital Expenditures	USD
	Fixed Exchange	Variable Exchange
03 – Mining	78,136,000	78,136,000
04 - Transmission Line	37,169,204	37,169,244
05 - Other Infrastructure	12,313,640	12,336,871
06 – Plant	70,943,760	71,619,565
08 - Tailings Facilities	33,175,034	33,570,973
09 - Construction Management	89,189,971	89,203,151
Fuel	1,511,980	1,560,441
Existing Commitments on purchased long-lead items	14,161,000	14,161,000
10 - Owner Costs	2,360,233	2,363,235
998 - Contingency	24,515,184	24,515,184
999 - Management Fees	13,974,681	13,974,681
Grand Total	377,450,687	378,610,345

The investment program is scheduled over a 24-month period. The working capital required for the expansion, with an owner mining strategy and considering a production increase at the end of Year 2, is $32 million of additional inventory.

Sustaining capital for the incremental 7.2 MTY project is estimated at $257 million and is mainly for initial waste development, equipment replacement, major repairs and rebuilds, TSF stages and plant stay-in business capital.

Further to additional work completed on the project subsequent to the March 2016 study, go forward capital costs have increased marginally to $410 million, which has been offset by a significant decrease in sustaining capital to $139 million. The cost revision is primarily attributable to a modified mine design and waste stripping schedule which has reduced total waste to be mined and transferred some waste from the operating period to the preproduction period.

The incremental closure cost from the SSP amounts to $20.4 million.

Operating Cost Summary

Operating costs presented in this section use the fuel and exchange rate from corporate assumptions. Mining costs have been estimated at an average of $2.99 per tonne based on owner mining costs for the sulphide pit. Average mining cost using contractor mining is now estimated to be $3.06 per tonne. Based on work completed subsequent to the March 2016 study, the current plan is to continue to mine Sadiola using a mining contractor. Operating costs have been adjusted slightly upward, offset by some capital equipment and infrastructure savings versus the plan outlined in the March 2016 study.

Processing costs have been estimated by rock type based on specific reagent, grinding media and power consumption for each. In addition, fixed costs for maintenance and labor are added. The power cost is based on a grid power cost of 70 XOF/kWh. The average processing cost estimated over the life of mine is $15.28 per tonne milled.

General and administrative services are estimated at $31.8 million on average (excl. refining cost). Refining cost is estimated to $4.88 per ounce produced. The general and administrative costs in the financial model include all administrative, support services at site and refining costs.

The operating costs are estimated to be $35.29 per tonne milled or $735 per ounce produced as follows:

Category	Total Costs (M$)	Avg. Cost ($/t milled)	Avg. Cost ($/oz)
Mining	754	11.47	239
Processing	1,004	15.28	318
G&A	280	4.26	89
Direct Cost	2,037	31.01	646
Royalties	241	3.66	76
Management Fee	40	0.61	13
Total Cost	2,318	35.29	735

Total manpower is estimated to peak at 1,431 employees with 532 in mining, 463 in processing and 436 in general administration.

xiii)	Exploration, Development and Production

Eight key oxide targets, identified at a targeting workshop in the fourth quarter of 2013, were the focus of exploration during 2014. At the Sadiola mine, during 2015 and 2016, exploration remained focused on the near mine oxide potential to fast track reserve generation to extend oxide life of mine, with exploration drilling undertaken on FN and Tabakoto. There was also a drive to identify and model the sulphide potential for medium to longer term exploitation. Oxide exploration on the Sadiola concession has reached maturity and exploration work consisted of follow-up drilling at various prospective targets and identifying new targets. Scoping studies have been completed at Tambali and Sadiola FN from new geological models. Estimates show potential for continued oxide and sulphide exploration, which is ongoing.

The following table indicates production information for the Sadiola mine for the last two years:

SADIOLA MINE	2017	2016
Gold production (ounces) (1)	154,800	171,500
Ore milled (tonnes)	5,030,000	4,908,000
Grade milled (g/t Au)	0.98	1.15
Recovery (%)	94	94
(1)	The Company holds a 41% interest in the Sadiola mine and its attributable production was 63,000 ounces in 2017 and 70,000 ounces in 2016.

2.3	South America: Suriname - Rosebel Mine

Unless stated otherwise, the information in the sections below, other than information subsequent to the date of the Rosebel Report (defined below), is based upon the technical report (the “Rosebel Report”) entitled “Technical Report on the Rosebel Gold Mine, Brokopondo District Suriname” with an effective date of June 30, 2017, prepared by Rosebel Gold Mines N.V. (“RGM”), Michel Payeur, Vincent Cardin-Tremblay, Adam Doucette, and Triadi Sugiarto (former Senior Metallurgist at Rosebel Gold Mine for IAMGOLD), each a qualified person for the purposes of NI 43-101. At the time of the Rosebel Report, Mr. Sugiarto was the Senior Metallurgist at Rosebel Gold Mine for IAMGOLD. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Rosebel Report, which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Rosebel property is located in Suriname, South America, approximately 80 kilometres south of the city of Paramaribo, the capital of Suriname. Suriname is a former Dutch colony located on the northeastern coast of South America. The Rosebel mining concession covers 17,000 hectares in the District of Brokopondo, between the Suriname River to the East and the Saramacca River to the West, and is surrounded by exploration concessions covering an additional surface area of 99,633 hectares. The mining concession property is held by RGM, a 95 per cent owned subsidiary of IAMGOLD while the Republic of Suriname has a 5 per cent free-carried interest.

The Right of Exploration for Minerals (“ROE”) are granted by the Ministry of Natural Resources subject to terms and conditions stipulated in the Mining Decree 1986. Following issuance of such a right, the holder is required to file quarterly and annual reports with the Geological Mining Department.

Furthermore, the instrument granting the ROE enumerates all the conditions which need to be considered and complied with during the exploration phase. There are no specific pre-environmental requirements in this phase, however, the ROE stipulates that exploration activities should be conducted in conformance with Environmental standards of the World Bank.

The relationship between the Company, RGM and the Republic of Suriname is governed by a mineral agreement executed on April 7, 1994, as amended and supplemented by an agreement dated March 13, 2003 (the “Mineral Agreement”) and further amendment by the Second Amendment and Supplemental Agreement signed on June 6, 2013 (the “Second Amendment”). The Mineral Agreement provides, in particular, for the Republic of Suriname to hold a 5 per cent carried participation in the share capital of RGM (the Class A shares). As at December 31, 2009, the Republic of Suriname held 50 Class A shares and the Company held 950 Class A shares and 7,999,000 Class B shares in RGM. Only holders of Class A shares are entitled to receive dividends, as and when declared by RGM.

The Mineral Agreement outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The Mineral Agreement provides an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

On December 16, 2002, RGM was granted a 25-year renewable right of exploitation for the Rosebel mine from the Republic of Suriname, following its approval of the updated feasibility study and environmental impact assessment. Pursuant to the Second Amendment to the Mineral Agreement, the term of the Mineral Agreement was extended by 15 years until 2042 and a joint venture to be held 70 per cent by RGM and 30 per cent by the Republic of Suriname will be established to develop resources surrounding the Rosebel mine using government-supplied power at an agreed rate of 11 cents per kilowatt hour.

Production from the Rosebel mine is subject to a fixed royalty of 2 per cent of production, paid in-kind, and, a price participation royalty of 6.5 per cent on the amount exceeding a market price of $425 per ounce of gold, when applicable, payable to the N.V. Grasshopper Aluminum Company (“Grassalco”), a state-owned mining company, and a fixed royalty of 0.25 per cent of production, payable in-kind, to a foundation established by RGM, Grassalco and the Republic of Suriname to promote the local development of natural resources as stipulated in the Mineral Agreement. The Suriname Environmental and Mining Foundation’s board is composed of two representatives from RGM, two from Grassalco and one from the Republic of Suriname.

ii)	Accessibility, Local Resources and Infrastructure

There are presently two access routes from Paramaribo to the Rosebel project. One route utilizes a 30 kilometre paved road which connects Paramaribo to Paranam. From Paranam, a paved road courses south following the Afobaka road. From there an unpaved road travels south and west to reach the property. The other route is a paved road which connects Paramaribo to the international airport at Zanderij. A newly paved road connects Zanderij to the Afobaka road halfway between Paranam and Afobaka. The route then follows the Afobaka, Brownsweg, and Nieuw-Koffiekamp roads until reaching the property access road. Travel distance for both routes from Paramaribo is approximately 100 kilometres.

The Rosebel area currently hosts the small village of Nieuw-Koffiekamp, located approximately 2 kilometres from the old exploration base camp and about 1 kilometre from the Royal Hill pits. The village consists of approximately 500 permanent inhabitants belonging primarily to the Maroon group. The economy of the village remains dependent on the Surinamese coastal economy. Main activities include subsistence agriculture on relatively poor land, small-scale gold mining, forestry, and trade.

Other than the road between Paramaribo and the mine site, the local infrastructure consists of site roads that include access from the main gate to the camp, pits, tailing area, the process plant area, and administration building area. These roads are constructed using laterite and are typically between 10 m and 30 m wide, depending on the equipment in use. Culverts are installed and ditching is installed to provide adequate drainage. An existing airstrip with an approximate length of 1.2 kilometres is used for emergency evacuation. The airstrip is located 6 kilometres from the administration building.

The camp complex is located approximately 0.5 kilometres to the south of the process plant and truck shop/administration building. The camp complex includes a kitchen, recreation area, camp offices, and different types of dormitories. Miscellaneous outbuildings such as core storage, laboratories, security gates, lunchrooms, and solar panels are found throughout the concession.

iii)	History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. (“Golden Star”) from Grassalco. Cambior held a 50 per cent interest in the property from June 1994 to May 2002 when it acquired Golden Star’s 50 per cent interest (the “Rosebel Transaction”). Pursuant to the Rosebel Transaction, Golden Star received a gold price participation right (the “Rosebel Royalty”) equal to 10 per cent of the excess gold market price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore, and in each case, after deducting a fixed royalty of 2 per cent of production paid in-kind to the Republic of Suriname, up to a maximum of 7 million ounces produced. Golden Star subsequently sold the Rosebel Royalty to EURO. Cambior, which held a 95 per cent interest in RGM, was acquired by the Company on November 8, 2006, pursuant to the Cambior Arrangement and an 84.55 per cent interest in EURO was acquired by the Company pursuant to a public offer on December 23, 2008.

Further to the acquisition of Cambior, the Company assumed the obligation to pay the Rosebel Royalty to EURO. With the acquisition of a controlling interest in EURO, the Company was able to effectively decrease its reported cash cost for gold produced at the Rosebel mine.

In December 2015, the Company acquired an additional 3.7 per cent interest in EURO for $7.2 million. As of December 31, 2016, the Company beneficially owns and controls approximately 90 per cent of the outstanding common shares of EURO.

A feasibility study and an environmental impact assessment were filed with the Republic of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. An updated feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Republic of Suriname with an environmental impact assessment for approval.

Following the acceptance of the 2002 updated feasibility study and environmental impact assessment, the granting of the 25-year renewable right of exploitation, the securing of satisfactory business conditions, the completion of financing and implementation of political risk insurance coverage, Cambior, through its subsidiary RGM, officially commenced construction of the Rosebel mine in December 2002 and commercial production began on March 11, 2004.

iv)	Geological Setting and Mineralization

The Rosebel concession lies within the Paleoproterozoic Guiana Shield. The Suriname portion of the shield is characterized by discrete corridors of low grade metamorphic rocks (greenstone belts) separated by large granite-gneiss terranes.

Rosebel deposits are hosted by a volcano-sedimentary sequence of the Marowijne Supergroup and by the overlying detrital sedimentary sequence of the Rosebel formation. Five types of rocks occurring there are distinguishable: felsic to mafic volcanic rocks, deep-water sediments, shallow-water sediments, felsic intrusion and late diabase dikes. Economic gold mineralization has been recognized in sedimentary and volcanic rocks while the intrusion only shows rare gold occurrences and the dykes are totally devoid of any mineralization. The regional metamorphism is restricted from low-greenschist to greenschist facies. The main regional fabric varies from east-west in the southern part of the property to west northwest east southeast to the North and follows the regional tectonic grain as seen on an aeromagnetic survey. Two phases of deformation differing in style are recognized on the property. The first phase (D1) has affected deep-water sediments and volcanic rocks only and the second phase (D2) has affected all rock units (except diabase dykes). Gold mineralization is late regarding this second phase of deformation; shear veins are emplaced within faults and tension veins that are nearby, but none of the two show signs of subsequent deformation.

Three domains of mineralization are found on the property; North, Central and South. The northern domain includes J Zone and Koolhoven pits along a trend to the north of volcanic rocks and the West Pay Caro-Pay Caro-East Pay Caro pits along a trend at the southern contact between volcanic rocks and detrital sedimentary rocks. The two trends follow a west northwest east southeast orientation. The central domain only includes one pit, Rosebel, which is striking east-west. The southern domain is made of one structural trend roughly oriented east-west along which the Mayo, Roma and Royal Hill pits are lying.

Mineralization is hosted in both shear and tension veins which are tightly associated in space and time. The association of those two vein systems at the Rosebel mine is in fact a common aspect of orogenic gold deposits where tension veins are formed into extensional fractures that have accommodated deformation. In terms of volume of gold and quartz, tension veins are more important at the Rosebel mine, although shear veins also carry a considerable amount of gold (i.e., Pay Caro Deposit) and play a primordial role for fluid circulation. The North and the South domains show disparity in veining style; one type of shear vein and three types of tension veins have been recognized in each domain.

In the South domain, the shear veins are developed parallel to the main shear zone and are in general confined to the footwall of this main structure. Texture of shear veins is usually banded with, most of the time, tourmaline alternating with quartz near the border of the vein. Thickness of those veins varies from a few decimetres to more than 3 metres. Disposition of shear veins systematically follows the bedding. The more important shear veins are emplaced along the contact between volcanic and sedimentary rocks or along conglomeratic levels within the arenitic sequence.

Shear veins in the North domain are sub-vertical to steeply dipping south and are oriented west north-west-east south-east. These veins show variability in structural style and intensity depending on their localization from the main shear zone.

Two other sets of tension vein spatially associated to shear veins are present in the South domain: flat veins and north-dipping veins. Their emplacement is attributed to the presence of the anticline that has acted as a structural trap for fluids.

Two more sets of tension veins are identified in the North domain as well: east-west sub-vertical veins and stacks of north-dipping veins. East-west veins are sub-vertical to steeply dipping to the north and are only found in the Pay Caro deposit near the main shear zone. North-dipping tension veins form west north-west-east south-east trending stacks dipping around 45 degrees to the north north-east in the nearby shear veins and these are related to the latest normal movement undergone by the fault zone.

v)	Drilling, Sampling and Analysis and Security of Samples

Since 2004, a total of 755,369 m of DD drilling and 30,562 m of RC drilling has been carried out. Several types of drill rigs were used in the past. Major Drilling International Inc. (“Major Drilling”) has been the drilling contractor on the Rosebel property since 2004. Major Drilling uses UDR- 200D track mounted rigs. Production is generally 50 m per shift at an average recovery rate higher than 90%. Since 2016, a RC rig has been used by Major Drilling for expansion and exploration drilling. Others types of drilling were used in the past mostly for geochemical exploration work, including: Auger and RC Scout. During 2016, one diamond drill rig and one RC drill rig were running, for alternating periods of time.

The Rosebel mine laboratory assays core and blast hole samples by fire assay. The RC samples are assayed by fire assay or by the Pulverize and Leach (“PAL”) system. This new system, the PAL, was set up in June 2015 in order to progressively replace fire assay for RC samples and to allow for quicker turn-around, at a reduced cost.

Industry standard QA/QC procedures, including standards, blanks, duplicates and check assays in external laboratories, are employed for both core and RC samples. In the opinion of the qualified person who prepared the Rosebel Report, the sample preparation, analysis, and security procedures at the Rosebel mine are adequate for use in the estimation of Mineral Resources.

vi)	Mineral Reserves and Resources

Information on mineral resources and reserves is provided in Section 4 of Item III below.

vii)	Mining Operations

The mining operation at the Rosebel mine is a conventional truck and shovel, drill and blast, open pit operation, with an owner fleet. In 2018, as per the current the budget approved in December 2017, the annual mining rate is projected to be 67.1 Mt, with a stripping ratio of 4.5, including 15.0 Mt of ore at an average grade of 0.8 g/t Au for a total of approximately 310-325 koz of recovered gold.

RC grade control drilling is planned on a 10 m by 10m or 12 m by 6 m pattern using inclined holes. Due to the inconsistency in ore appearances, 100 per cent of the benches are drilled with RC (ore and waste) for 2017. Blast hole sampling is used for grade control in areas where RC grade control drilling is not completed. A fleet of four to five Foremost Prospector W750 Buggy rigs are used for RC drilling.

The mine production will steadily increase to a rate of 74.0 Mtpa until 2021. The production rate stays relatively constant until 2024, then it starts to decline until the end of production in 2028. In the later years, production rates are reduced, constrained by the longer hauls and the available working area at the pit bottoms, which are not as productive as on the upper benches.

The following table indicates operating information for the Rosebel mine for the last two years.

ROSEBEL MINE	2017	2016
Gold production (ounces) 100%(1)	318,000	312,000
Ore milled (tonnes)	12,832,000	12,604,000
Grade milled (g/t Au)	0.83	0.82
Recovery (%)	93	94

(1) The production attributable to the Company in 2017 was 302,000 ounces and in 2016 was 296,000 ounces.

At the end of 2017, the Rosebel mine employed approximately 1,700 individuals and contractors, including those employed by outside contractors and the regional exploration. In August 2016, a new two-year collective labour agreement was negotiated which expires on August 15, 2018.

viii)	Processing and Recovery Operations

The original Rosebel mine processing plant was nominally designed to process 5.0 Mtpa, or approximately 14,000 tpd of ore. The gold processing plant has been expanded since the last technical report, “Rosebel Mine, Suriname NI 43-101 Technical Report” released on March 29, 2010.

●

Based on the metallurgical testwork result, the processing plant at the Rosebel mine has seen a number of expansion initiatives, since commissioning in 2004, to allow for sustained throughput rates at increased hard rock ratios including:

●	Installation of ball mill #2 in 2009;
●	Completion of CIL train #2 in 2010;

●	Completion of additional Leach tank to increase retention time in 2010;
●	Installation of ball mill #3 in 2011;
●	Completion upgrade gravity circuit including installation 3 (three) Falcon SB 5200 and Acacia intensive leach reactor in 2012;
●

Installation of secondary crusher plant, commissioning of Powerflex SAG drive, SAG shell liner design change from 40 to 30 row and increased media size 125mm to 140 mm to increase hard rock capacity in 2016.

The mill throughput capacity depends on the hardness of the rock. During 2017 improvements have been implemented to increase the percentage of hard rock that can be processed. The plant has been operating near this capacity on a sustained long term basis. A sustained rate, at or near the design capacity, is expected for 2018 and beyond.

The metallurgical process is conventional grinding followed by leach, CIL with a gravity circuit installation in the grinding circuit for the recovery of gravity recoverable gold. Gold recovery facilities include acid washing, carbon stripping, and electro winning, followed by bullion smelting and carbon regeneration. The process was developed to accommodate varying ratios of soft rock, transition, and hard rock ores. The process used at the Rosebel mine was developed through various pilot plant programs and through additional initiatives by mill personnel to improve the process further since commissioning. Further process optimization continues to target constraints and opportunities to further increase plant capacity and performance.

ix)	Infrastructure, Permitting and Compliance Activities

The project-specific Mineral Agreement dated April 7, 1994, between Suriname, Grassalco, and Golden Star stipulated that prior to the construction of the Gross Rosebel project, an Environmental Impact Assessment, or an Environmental and Social Impact Assessment (“ESIA”) be conducted, including public enquiry and a mitigation and/or an enhancement plan of negative or positive impacts.

An ESIA was conducted by Rescan and submitted to the Government of Suriname in September 2002. This study included an Environmental and Social Management Plan for the project. The ESIA was completed following a public consultations in 2002 with key stakeholders.

Following this process, on December 16, 2002, the Rosebel mine was approved by the Suriname authorities and the Right of Exploitation of Gold, Diamond, and other Minerals over a 170 square kilometre area (G.M.D. No.: 468/02) was granted to the Rosebel mine.

In order to maintain the 2012 gold production levels, a tailings expansion feasibility study was initiated in 2012 by Rosebel mine personnel and Golder Associates.

The proposed expansion project included the expansion of the existing tailings facility to the east by the construction of seven additional dams, raising the total vertical containment by 45 m at completion, for an additional storage capacity of 100 Mm3. As required by this expansion work, a limited ESIA was completed in May 2013 to assess the environmental and social impacts of the tailings expansion project. The final ESIA and supporting documents were submitted on August 22, 2013, a subsequent permit was delivered by the Minister of Natural Resources on September 10, 2013 (No: NH 13/791).

Community information and consultation programs, community visits from mine representatives and management, and participation in concerted action frameworks at a regional and national level are carried out regularly.

In addition, inter communication committee meetings are held on a quarterly basis to review community concerns and advancement of community investment projects and other engagements.

As part of the community investment plan, socio-educational infrastructures were being built and upgraded

(medical centres, schools, etc.). Programs to boost the overall health are implemented, with focus on healthy lifestyle, HIV/AIDS, non-communicable diseases, and increased environmental awareness, were developed for the benefit of neighbouring populations.

Rural development activities (agriculture, poultry projects, etc.) are primarily undertaken as part of income generating program. Since 2004, a community investment program has been financing community projects through communal development plans.

The community engagement program encompasses all engagement actions and community development projects of the Company’s Community Relation Department. On a biannual basis performance of the Company’s Community Relations team is reviewed through village meetings.

x)	Capital and Operating Costs

A total of $629 million of capital is planned to be spent over the remaining LOM, which equates to $5.89 per tonne milled or $197 per ounce of Au.

The mine operating costs are estimated on the basis of the physical quantities of the mine plan, realistic equipment productivity assumptions, overall equipment efficiencies, and updated consumable prices.

Average mine operating costs over the LOM are estimated at $1.67 per tonne mined and average $1.90 per tonne mined over the next two years.

The average LOM milling cost is estimated to be $8.47 per tonne milled and an average of $7.21 per tonne milled over the next two years.

The average LOM general and administrative (“G&A”) cost is $2.03 per tonne milled and assumes an annual spend of $25 million until 2023, after which G&A costs will gradually decrease as the operation will approach the end of life.

The average total cash cost per ounce is $707 per ounce Au while the all-in sustaining cost averages $923 per ounce Au over the LOM.

xi)	Exploration and Development

In 2015, a Resource Geology department was created and is in charge of detailed pit mapping to assist in generating further development around the pits. The data gathered has been used by the Mine Exploration department in the pit extension drilling program. In 2016, the group focused on the Pay Caro, Royal Hill, Roma, Mayo, and Overman deposits.

In 2016, the Mine Exploration group focused mainly on areas that were prioritized from common targeting from the Mine Exploration and Resource departments. The objectives were: (1) Pit-expansion: increase soft-trans resources proximal to actual pits, and (2) Identify new potential areas for economical soft-trans oxide resources.

Field work for pit-expansion mainly consisted of pit-mapping and sampling in the vicinity of known deposits. Pit extension work has been carried on in West Pay Caro, Pay Caro, East Pay Caro, Royal Hill, Roma, Mayo, and Overman deposits.

xii)	Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate currently 36 per cent and 45 per cent. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

2.4	South America: Suriname - Saramacca Project

Unless stated otherwise, the information in the sections below, other than information subsequent to the date of the Saramacca Report (defined below), is based upon the technical report (the “Saramacca Report”) entitled “Independent Technical Report for the Saramacca Gold Project, Suriname” with an effective date of September 5, 2017, prepared by SRK Consulting (Canada) Inc. and authored by Oy Leuangthong, Glen Cole, and Dominic Chartier, each a qualified person for the purposes of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Saramacca Report, which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Saramacca project is a resource-delineation stage gold exploration project, located in the Republic of Suriname, 100 kilometres southwest of the capital city of Paramaribo and 25 kilometres southwest of the Company’s Rosebel property. The Saramacca concession at GMD (defined below) 516/16 covers an area of approximately 4,986 hectares, and straddles the Brokopondo and Sipaliwini districts of Suriname. To the northeast, the property is adjoined to the Headley’s Reef concession, which is 95 per cent owned by RGM and 5 per cent owned by the Republic of Suriname. The property is also adjacent to the Moeroekreek exploration concession, which is under a lease agreement with the option to acquire this concession from Sarafina N.V., a Surinamese mining company. The centre of the property is located at approximately 4.92 degrees latitude north and 55.37 degrees longitude west.

Title

Through RGM, the Company is currently the registered owner of 100 per cent interest in the Saramacca exploration concession. RGM is subject to an Unincorporated Joint Venture (defined below) vehicle under which RGM will hold a 70 per cent participating interest and the Republic of Suriname will acquire a 30 per cent participating interest on a fully-paid basis in the Saramacca project.

Pursuant to the letter of agreement with the Republic of Suriname (the “Letter of Agreement”), the Company paid $10 million in cash and agreed to issue 3.125 million Common Shares to the Republic of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel. The right of exploration to the Saramacca property was legally transferred by notarial deed to Rosebel on December 14, 2016 and subsequently registered as such in the formal mortgage registry office, the GLIS Management Institute.

In addition, the Letter of Agreement provides for a potential upward adjustment to the purchase price (“purchase price adjustment”) to a maximum of $10 million, based on the contained gold ounces identified by Rosebel in NI 43-101 Measured and Indicated mineral resource categories, within a certain Whittle shell within the first 24 months.

On December 8, 2017, the parties agreed to amend the letter of intent to provide for an immediate payment of $5 million towards the purchase price adjustment. In addition, when calculating the purchase price adjustment, the parties have agreed to include all ounces which fall within any category of a mineral resource.

The Saramacca project falls within the Area of Interest or the Unincorporated Joint Venture (“UJV”) area as defined in the second amendment of the mineral agreement with the Republic of Suriname of June 6, 2013. This agreement establishes a UJV under which RGM holds a 70 per cent participating interest and the Republic of Suriname will acquire a 30 per cent participating interest on a fully-paid basis, via a fully owned designated company.

The Mining Decree of 1986 of Suriname states that, exploration concessions are held for a maximum of seven years; an initial term of three years, a first extension of two years and a second extension of two years. After the initial three years, 25 per cent relinquishment is required, followed by 25 per cent in the subsequent two extensions, and then a final relinquishment after the seventh year. The Saramacca concession is currently in the first year of exploration of the initial three years.

Accessibility, Local Resources and Infrastructure

Paramaribo can be accessed from North and South America and from the Netherlands via regular international flights to the Zanderij Airport.

Access to the Saramacca project is via the paved Afobaka Road heading south from Paramaribo and then to Brownsweg. From Brownsweg, the road continues south to Atjoni/Pokigron. The turnoff to Saramacca occurs 25 kilometres after Brownsweg. The project is located a further 14 kilometres westward along a reasonable quality all weather active logging road. A 36-kilometre unsealed road was built from the Rosebel mine site to the Saramacca concession in 2016. During the dry season, it takes approximately 1.5 hours to travel from the Rosebel mine site to the Saramacca concession.

There are neither villages nor significant settlements within a 16-kilometre radius from the Saramacca property. The closest power line is located along the Brownsweg/Atjoni road, situated 14 kilometres to the east of the Saramacca property.

The climate is typically tropical, with high humidity and average temperatures varying from 26°C to 30°C. There are two rainy seasons each year from late April to mid-August and early December to early February, and two dry and moderately hot seasons from August to December and February to April. The October dry season can result in near-drought conditions. The yearly average rainfall at the Rosebel mine site is approximately 2,000 millimetres. Heavy rains occurring during wet seasons do not stop the mining activities at the RGM site.

Access roads in the area are typically saprolite and are not accessible year-round, as they wash out or become hazardous in the wet seasons. The logging road to the project area is generally well maintained and can be driven on with caution during the wet season.

ii)	History

Exploration in Suriname dates back to 1600-1800 where British, Dutch and French colonists explored along the main rivers of the Guianas in search for gold and other riches. Expeditions became more scientific and political in nature in the 19th century, at the end of which much geological research was encouraged for the economic exploitation of natural resources in the interior, especially for gold.

In more recent years, the Republic of Suriname, through a geological reconnaissance programme lead jointly by the Geological and Mining Service of Suriname (Geologisch Mijnbouwkundige Dienst van Suriname, abbreviated to “GMD”) and the University of Amsterdam, conducted large-scale mapping over vast portions of the country, including the Saramacca area. Various photogeological studies, field studies and mapping programmes, focusing primarily on gold and bauxite, were performed until the 1970s by the GMD. No specific study appears to have been executed on the Saramacca project area at that time.

The first recorded exploration on the Saramacca project was undertaken by Golden Star Resources Ltd. (“Golden Star”) in 1994. During this time, the Saramacca concession was part of a larger grants package known as Kleine Saramacca.

In August 2006, Golden Star signed a joint venture with Newmont Mining Corporation (“Newmont”), whereby Golden Star would remain the operator of the Saramacca project. In 2007 and 2008, Newmont funded all exploration activities at Saramacca, with Golden Star personnel managing the project. During 2009, Newmont earned a 51 per cent interest in the Saramacca project by spending $6.0 million on exploration expenditures, and took over management of the programmes. In November 2009, Golden Star entered into an agreement to sell their interest in the Saramacca joint venture to Newmont for approximately $8.0 million. In December 2012, all requirements for the sale and transfer were met, and ownership and control of the Saramacca project was turned over to Newmont for total consideration of $9.0 million in cash.

In 2013, the property was returned to the Republic of Suriname. RGM signed a letter of agreement with the Republic of Suriname on August 30, 2016 to acquire the rights to the Saramacca property.

The Saramacca property has been explored since the 1990’s, principally by Golden Star and later as a joint venture between Golden Star and Newmont. Much of the work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and core drilling programs, with 90 core boreholes and over 200 auger holes completed in the anomaly area. Anomaly M became the Saramacca project after the Company carried out exploration work in 2016 and 2017.

There are no previous mineral resource estimates published by Golden Star or Newmont for the Saramacca project. There has been no historical production on the Saramacca project. There are, however, minor small-scale mining activities in the surrounding portions of the concession

iii)	Geological Setting, Mineralization and Deposit Types

The Saramacca project is situated in the Paleoproterozoic Marowijne Greenstone Belt, an underexplored belt host to the Rosebel and Merian mines, and several local small to medium scale gold mining operations in Suriname. The Marowijne Greenstone Belt is part of the Guiana Shield that covers parts of Venezuela, Guyana, Suriname, French Guiana and northern Brazil. The Guiana Shield is mainly composed of granitoids, and the presence of greenstone belts is confined to the northern portion of the shield.

The Saramacca project is underlain by metabasalt of the Paramaka Formation. Younging from southwest to northeast, the main units of the Paramaka Formation are a massive basalt overlain by a thinner amygdular basalt unit and a thick unit of pillowed basalts. Rocks have been metamorphosed to the greenschist facies and have developed an assemblage of actinolite-chlorite-epidote-plagioclase. Rare, barren, thin felsic dykes crosscut the pile.

Mineralization

Mineralization at the Saramacca project is principally hosted within a series of north-northwest trending structures ranging between two metres and 40 metres in width over a strike length of 2.2 kilometres, which is open along strike. Several sub-parallel structures have been identified, however, only the Faya Bergi and Brokolonko structures are mineralized over a continuous distance. The other structures are variably mineralized, though more drill testing is required to test their prospectivity.

The Faya Bergi and Brokolonko structures are related to a major brittle-ductile vertical dip-slip fault zone located at the contact between the sequence of massive and pillowed basalt along the thinner amygdular unit. Various kinematics suggest that the northeast block moved up relative to the southwest block.

Mineralization is open at depth in fresh rock, and extends to the surface into the thick soft saprolite and laterite surficial layers. Mineralization is contemporaneous with brittle and ductile features and is associated with hydrothermal dolomite (veins and breccias) and pyrite, and minor arsenopyrite. Dolomite breccias are characterized by repeated “crack/seal” and dilational infilling textures. These veins are also boudinaged and folded, forming within an active dip slip environment. Higher grade gold is typically associated with dolomite breccias and pyrite mineralization, with the best gold grades located along thick fault segments to the northwest.

Deposit Types

In addition to the shear/fault-hosted mineralization found at Saramacca, gold endowment in the western portion of the Marowijne greenstone belt is expressed in various mineralization styles. All gold occurrences are structurally controlled and are interpreted to be members of the orogenic gold mineralization category.

The Rosebel mining camp comprises eight distinct gold deposits distributed along two major structures. The northern structure is a subvertical west-northwest – east-southeast shear zone that preserves evidence of dextral strike-slip followed by normal faulting. The southern structure is an east-west reverse fault along which gold deposits are mainly hosted in the footwall. Gold mineralization is associated with quartz vein arrays developed along pre-existing structural heterogeneities, such as stratigraphic contacts and fold hinges.

Exploration techniques used to explore for the described deposit types include surface rock and soil sampling in conjunction with detailed structural and geological mapping. Geophysical surveys, particularly magnetic, electromagnetic, and induced polarization methods are useful in defining structural zones that may be auriferous.

iv)	Exploration

The main exploration activities carried out by the Company since its involvement in the Saramacca project include core and reverse circulation drilling, and some mapping.

Geological and regolith mapping was completed from January to March 2017, over the footprint of the Saramacca resource area. Road and drill pad construction created numerous cuts in the topography to expose the regolith and enable detailed mapping on a scale of 1:500.

v)	Drilling

In total, 270 core boreholes totalling 43,518 metres and 37 reverse circulation boreholes totalling 4,506 metres have been completed to date on the Saramacca mineralized zone, with a few boreholes on peripheral deep auger or induced polarization anomalies.

Significant intervals intersected by the Company during core drilling on the Saramacca project between 2016 and 2017 are summarized in the following table:

Hole ID	From (m)	To (m)	Thickness (m)	Au (g/t)	Section	True Width* (m)
SMDD16-002	208.5	226.5	18.0	5.35	1700NW	10.92
SMDD16-011	76.5	94.5	18.0	5.44	1700NW	10.06
SMDD16-012	34.5	112.5	78.0	3.98	1900NW	46.22
SMDD16-017	25.5	49.5	24.0	4.78	475NW	13.45
SMDD16-042	0.0	55.5	55.5	1.99	1700NW	31.62
SMDD16-042	216.5	263.0	46.5	3.67	1700NW	33.96
SMDD16-053	10.5	111.5	101.0	3.71	1300NW	15.00
SMDD16-054	72.0	94.5	22.5	5.71	1100NW	12.24
SMDD16-056	151.5	175.5	24.0	4.51	500NW	12.34
SMDD16-064	112.5	123.5	11.0	7.76	2200NW	6.22
SMDD17-068	169.3	186.0	16.7	9.93	600NW	10.80
SMDD17-074	277.4	310.0	32.6	4.05	1700NW	25.70
SMDD17-074	317.3	335.0	17.8	6.65	1700NW	14.40
SMDD17-077	14.5	75.0	60.5	40.91	1750NW	40.70
SMDD17-079	265.5	282.3	16.8	7.04	1750NW	14.70
SMDD17-084	135.0	155.0	20.0	4.26	1750NW	11.20
SMDD17-084	163.0	182.5	19.5	9.66	1750NW	10.40
SMDD17-085	188.0	240.6	52.6	5.33	550NW	32.40
SMDD17-087	69.0	79.5	10.5	11.35	1950NW	6.70
SMDD17-091	0.0	23.5	23.5	7.41	550NW	15.00
SMDD17-095	136.0	151.7	15.7	8.32	500NW	11.00
SMDD17-097	12.0	57.0	45.0	2.70	1650NW	21.00
SMDD17-101	196.0	216.5	20.5	4.18	450NW	11.20
SMDD17-110	0.9	77.5	76.6	7.89	1150NW	41.80
SMDD17-125	148.0	179.0	31.0	3.81	1650NW	17.80
SMDD17-130	180.0	226.5	46.5	3.07	1650NW	25.37
SMDD17-133	119.6	165.0	45.4	2.38	1900NW	24.80
SMDD17-138	151.5	195.0	43.5	12.26	1750NW	23.70
SMDD17-156	191.5	201.8	10.3	7.99	1700NW	6.55
SMDD17-168	75.0	116.0	41.0	5.56	1250NW	20.19

*True width estimates for a 142/85 mineralized structure

(5.0m composites, 5.0m waste, 0.5g/t cut off)

vi)	Sampling, Analysis and Data Verification

The samples considered for mineral resource modelling were prepared and assayed at Filab, a commercial laboratory independent from the Company and which is the representative of ALS Global in Suriname. It is an ISO 9001 (2008) and ISO/IEC 170250 certified laboratory, which is audited on a bi monthly basis by the Company’s staff.

Sampling Preparation

Drill core and reverse circulation samples were prepared using the industry standard rock sample preparation procedure of drying, weighing, crushing, splitting and pulverizing.

Check assays were performed at Filab and at ALS Global in Vancouver, Canada (“ALS Vancouver”). Coarse rejects were sent at Filab while the pulp rejects were analysed ALS Vancouver. ALS Vancouver is accredited by Canadian Association for Laboratory Accreditation, Inc. with accreditation number A1719.

The Company possesses standard operating procedures of all sampling methods that are strictly followed by its staff and personnel. These procedures are reviewed on a regular basis dependent on site conditions and other specific requirements. All sample information is stored in a secure database especially programmed for the Company by GEMCOM.

Core boxes are brought from the drill pads to the Saramacca exploration camp by the Company’s technicians daily. Geotechnical and geological logging as well as the marking of all sampling intervals is done at the Saramacca camp by the Company’s geotechnicians and geologists. Core boxes are then transported to the RGM mine site for splitting and sampling of half core. Coreshack leaders insert control samples as per the geologists’ instructions and prepare shipments to the primary lab, Filab in Paramaribo. A chain of custody form is signed off at each step by the recipient and accompanies the core always.

Sampling interval ranges from 0.5 metres to 1.5 metres, but in rare cases where core recovery is poor, the interval is extended to enclose fixed metre marks. Visual geological indicators such as changes in lithology, weathering, alteration, mineralization and structure, and changes in hole diameter are taken into consideration in the identification of sampling boundaries. Core is entirely sampled from top to bottom.

A total of 2,448 samples were sent to the Company’s Rosebel mine site laboratory for specific gravity (“SG”) determination. SG samples comprise segments of 10 to 20 centimetres of half core deemed representative of their respective unit. Samples are typically collected every 10 metres in soft oxidized material down to the transition zone, and thereafter every 25 metres in fresh rock. The frequency may locally increase to cover rapid changes in lithology to ensure all lithotypes are sampled.

Quality Control Measures

The Company follows a quality assurance/quality control protocol which involves:

•	The insertion of CRM;

•	The insertion of certified pulp and rock blanks;

•	The insertion of uncertified rock blanks purchased commercially, which were tested to be barren;

•	Field duplicates in reverse circulation holes;

•	Checking assays (rejects and pulps); and

•	Periodic audits at the primary laboratory, Filab.

All drill core and reverse circulation primary samples, as well as coarse reject check samples, were assayed at the independent commercial Filab laboratory. All samples were analyzed by fire assay with atomic absorption finish on a 50-gram pulp, with a detection limit of 0.005 g/t gold.

Security Measures

The drill core and reverse circulation samples are transported exclusively by the Company’s personnel or by the independent contractor Vonkel between the drill site, Saramacca camp, Rosebel mine site and Filab. The samples are accounted for, recorded on the chain of custody form per borehole and signed off by both the sender and receiver of samples at each transportation stage between the drill site and Filab Suriname. The chain of custody forms are scanned, filed and stored both digitally and hard-copy after being signed off by the Filab representative receiving the shipment. Reference halved-core, pulps and rejects are stored within a secured perimeter at the Rosebel mine site.

Assaying and Analytical Procedures

The Company employed quality control procedures and took quality assurance actions to provide adequate confidence in the data collection and processing. During drilling, the Company’s experienced geologists implemented industry standard measures designed to ensure the reliability and trustworthiness of the exploration data.

The Company used external analytical quality control measures on all sampling. Assaying protocols involve inserting quality control samples (blanks and certified reference materials) and performing check assays.

Regular analysis of analytical quality control data was undertaken by the Company following the Company’s Fire Assay Guidelines. These guidelines state that when a quality control failure occurs, 10 samples up and 10 samples down from the failure must have their rejects and pulps re-assayed with new control samples, and the project geologist is notified of the failure. A quality control failure was defined by the Company as, for any given sample batch, the analysis of two standard samples outside of two standard deviations, or one standard sample outside of three standard deviations.

vii)	Mineral Processing and Metallurgical Testing

Head Assay Summary (KM5252 Final Report, May 18, 2017)
Assay	Unit				Composite
		C1	C2	C3	V1	V2	V3	V4	V5	V6
S	%	0.08	1.56	1.18	0.07	0.09	0.72	0.57	0.88	1.97
Au (SM)	g/tonne	1.39	2.29	2.76	3.11	1.67	7.74	1.13	0.67	3.15
S.G.		2.80	2.80	2.80	2.70	3.00	3.00	2.80	2.90	2.90

The preliminary metallurgical testwork results suggest that the gold in the V1 and V2 lithology can be recovered with a conventional flowsheet (gravity and carbon in leach) to obtain around 98 per cent recovery. The recoveries obtained for the V3, V4, C2 and C3 composite lithologies at 75 µm K80 (which is the current plant K80) are between 80 per cent and 88 per cent.

Average grade for the C2 and C3 composite is 2.3 and 2.8 g/t. Dynamic SIMS analyses showed sub-microscopic gold occurrences primarily within arsenopyrite and pyrite, finer grinding may improve the potential extractability of gold. The trace mineral search study shows that between 14 per cent and 21 per cent of the gold was present as inclusions for the C2 and C3 lithology, which could require a pre-treatment to expose the gold to the leach solution The bond ball mill work index of the composites ranged from very soft to average in terms of ball milling

Interpretation of the environmental testwork still needs to be performed by a specialist. Further tests should be planned to clarify the potential recovery of the Saramacca deposit and assess the hardness of the different lithologies.

viii)	Mineral Resource Estimates

The mineral resource statement documented in this report represents the first mineral resource evaluation prepared for the Saramacca project in accordance with the NI 43-101.

Mineral Resource Statement*, Saramacca Gold Project, Suriname, SRK Consulting (Canada) Inc., August 28, 2017

Category	Weathering Zone	Cut-off Grade (g/t Au)	Tonnage (kt)	Grade (g/t Au)	Contained Au (koz)
Indicated	Laterite	0.25	2,372	1.20	91
	Saprolite	0.25	5,573	2.43	436
	Transition	0.35	2,526	2.17	176
	Fresh	0.45	3,973	2.49	318
Total Indicated			14,444	2.20	1,022
Inferred	Laterite	0.25	4,455	0.69	98
	Saprolite	0.25	4,790	0.82	126
	Transition	0.35	1,349	1.97	86
	Fresh	0.45	3,039	2.13	208
Total Inferred			13,632	1.18	518

*

Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at open pit resource cut-off grades of 0.25 g/t gold for laterite and saprolite, 0.35 g/t gold for transition and 0.45 g/t gold for fresh. Reported within a conceptual open pit shell optimized at a gold price of US$1,500 per troy ounce and assuming metallurgical recoveries of 97 per cent for laterite and saprolite, 76 per cent for transition and 82 per cent for fresh.

The evaluation of mineral resources for the Saramacca project involved the following procedures:

•	Database compilation and verification;

•	Construction of wireframe models for major units, using stratigraphy, geological indices, and structural trends;

•	Definition of geostatistical mineral resource domains;

•	Data conditioning (compositing and capping) for geostatistical analysis and variography;

•	Selection of estimation strategy and estimation parameters;

•	Block modelling and grade interpolation;

•	Validation, classification, and tabulation;

•	Assessment of “reasonable prospects for eventual economic extraction” and selection of reporting assumptions; and

•	Preparation of the mineral resources statement.

The mineral resource model of the Saramacca project is based on a structural geology investigation. The geological model includes the distribution of the main rock types and structurally controlled gold mineralized domains. Gold mineralization is associated with a major brittle-ductile vertical dip-slip fault zone located at the contact between a sequence of massive and pillowed basalt. Two main fault zones, Faya Bergi and Brokolonko, are located at the contact between amygdular basalt and pillow basalt. Several sub-parallel minor shear zones are located in the hangingwall of the main fault zone in the pillowed basalt.

The proximity of the Saramacca project to the Rosebel operation positively influenced the applied optimization parameters, which are listed below:

•	Overall slope angle 30 degrees in laterite and saprolite, 35 degrees in transition, and 45 degrees in fresh rock;

•	Mining costs of $2.05 per tonne mined of laterite and saprolite, $2.65 per tonne mined of transition, and $2.70 per tonne mined of fresh rock;

•	Processing costs of $5.85 per tonne milled of laterite and saprolite, $7.20 per tonne milled of transition, and $12.30 per tonne milled of fresh rock;

•	General and administration costs of $2.00 per tonne milled;

•	Metallurgical gold recovery of 97 per cent for laterite and saprolite, 76 per cent for transition and 82 per cent for fresh rock; and

•	Gold price of $1,500 per troy ounce.

ix)	Exploration, Development and Production

For a description of the Company’s current and contemplated exploration, development and production activities for the Saramacca project, please refer to Section 3.2.2 of Item III below.

3.	Exploration and Development

3.1	General

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, including Suriname, Brazil, Peru, Columbia, Nicaragua, and Canada. With a long-term commitment to reserves replenishment and a strategic mandate for organic growth, the Company has numerous, active, near mine and early to advances stage exploration projects and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2017, IAMGOLD incurred $68 million on exploration projects and evaluation studies, excluding the Sadiola mine, approximately a 55 per cent increase from $44 million in 2016. The 2017 expenditures included:

●	Brownfield exploration and resource development expenditures of $31.1 million

●	Greenfield exploration expenditures of $25.4 million and project studies of $11.5 million

As part of its brownfield and greenfield exploration programs, the Company completed just over 381,000 metres of DD and RC drilling.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2017	$	$	$
Brownfield exploration projects(a)	20.9	10.2	31.1
Greenfield exploration projects	0.1	25.3	25.4
	21.0	35.5	56.5
Feasibility and other studies	8.6	2.9	11.5
	29.6	38.4	68.0

2016	$	$	$
Brownfield exploration projects(a)	8.7	10.7	19.4
Greenfield exploration projects	1.6	17.6	19.2
	10.3	28.3	38.6
Feasibility and other studies	2.0	3.4	5.4
	12.3	31.7	44.0
(a)

Brownfield exploration projects for 2017 and 2016 excludes expenditures related to joint ventures of $1.4 million and $0.6 million, respectively, and includes near mine exploration and resource development of $10.6 million and $8.7 million, respectively.

The Company’s exploration expenditures were as follows:

(in $ millions)	2017	2016	2015

Capitalized brownfield exploration (a)
Burkina Faso	3.1	3.2	4.5
Suriname	14.3	3.4	2.7
Canada	3.5	2.1	2.3
	20.9	8.7	9.5
Capitalized greenfield exploration
Africa	0.1	0.1	0.2
Canada	-	1.5	2.5
	0.1	1.6	2.7
Capitalized feasibility and other studies
Canada: Côté Gold project Africa: Boto project	7.7 0.9	2.0 -	5.6 -
	8.6	2.0	5.6
Total capitalized	29.6	12.3	17.8

Expensed brownfield exploration (a)
Burkina Faso	4.8	3.4	3.3
Suriname	5.0	6.9	4.0
Canada	0.4	0.4	0.4
	10.2	10.7	7.7
Expensed greenfield exploration
Africa	9.0	5.0	6.0
South America	9.8	5.5	6.7
Canada	6.5	7.1	7.7
	25.3	17.6	20.4
Expensed feasibility and other studies
Africa: Boto	1.3	1.8	2.6
Brazil: Pitangui	0.2	0.5	-
Canada: Côté Gold project	1.4	1.1	-
	2.9	3.4	2.6
Total expensed	38.4	31.7	30.7
Total	68.0	44.0	48.5
(a)	Exploration projects – brownfield excludes expenditures related to joint ventures and includes near mine exploration and resource development

3.2	Near Mine and Brownfield Exploration and Development Projects

IAMGOLD’s mine and regional exploration teams continued to conduct near-mine exploration and resource development work during 2017 at the Essakane, Rosebel, and Westwood mines.

3.2.1	Essakane Mine, Burkina Faso

During 2017, approximately 54,400 metres of RC and DD were completed on the mine lease and surrounding concessions. On the mine lease, drilling programs focused on resource expansion in areas adjacent to and at depth below the Essakane pit as well as to support the ongoing technical studies evaluating whether lower grade mineralization may be amenable to heap leach mineral extraction. Infill drilling was also completed to upgrade inferred mineral resources south of the main Essakane pit and at Fala East located immediately east of the currently mined Falagountou pit, located 8 kilometres to the east of the Essakane operation.

On the surrounding concessions, an initial delineation drilling program was completed at the Gossey prospect, located 15 kilometres northwest of the Essakane mine site, and along the Gossey-Korizena exploring targets for additional mineralized zones. The results of this delineation drilling program will be used to assess the resource potential and guide additional drilling.

Approximately 30,000 metres of exploration and resource drilling is planned in 2018.

3.2.2	Rosebel Mine, Suriname

The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. This supports the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rock. During 2017, approximately 94,600 metres of RC and DD were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 54,300 metres completed on the Saramacca property.

As at December 31, 2017, the Company reported total estimated attributable proven and probable gold reserves at Rosebel of 3.3 million ounces grading 1.0 g/t Au, an increase from 1.3 million ounces of gold at the end of 2016. Total attributable measured and indicated gold resources (inclusive of reserves) estimated for Rosebel increased by 2.9 million ounces to 8.6 million ounces grading 1.0 g/t Au as at December 31, 2017, compared to the year-end 2016 estimate. Rosebel also estimates an attributable inferred resource of 2.6 million ounces grading 1.0 g/t Au, representing an increase of 2.0 million ounces from the 2016 year-end estimate.

On September 5, 2017, the Company announced the first mineral resource estimate in accordance with the CIM Definition Standards incorporated by reference in NI 43-101 for the Saramacca deposit located approximately 25 kilometres from its Rosebel operation in Suriname. The resource estimate comprises 14.4 million tonnes of indicated resources averaging 2.20 g/t Au for 1.0 million ounces and 13.6 million tonnes of inferred resources averaging 1.18 g/t Au for 518,000 ounces. Approximately 60 per cent of the resources are contained within shallow, softer laterite and saprolite hosted mineralization.

The Company re-commenced drilling operations on the Saramacca property in the second half of the year with a further 29,775 metres of DD and RC drilling completed by year-end. This total includes approximately 9,000 metres directed towards condemnation, metallurgical sampling, geotechnical, and hydrogeological drill holes to advance specific studies. The objective of the exploration program was to: 1) increase the confidence in the current resources and convert inferred resources to indicated; 2) target expansions to the existing resource along known mineralized trends and at depth, and 3) evaluate identified exploration targets for the presence of additional mineralized zones. On November 16, 2017, the Company announced initial results from this drilling campaign including: 3.47 g/t Au over 39.0 metres; 4.50 g/t Au over 34.5 metres and 67.39 g/t Au over 6.0 metres. These and the remaining drilling results will be incorporated into an updated resource model in 2018.

In addition to the drilling program outlined above, the Rosebel mine team is working to advance the Saramacca deposit towards production. An ESIA is already underway as the fundamental element in the permitting process. Preliminary engineering work has been undertaken on mine design, and infrastructure elements such as ore transport options, access roads, and waste rock disposal. In addition to the exploration work planned for the next phase, field work will commence soon on geotechnical investigation and condemnation work. Additional, comprehensive metallurgical testing will also be undertaken to refine the recovery assumptions, to test the crushing and grinding characteristics of the mineralization, and to investigate the metallurgical variability across the deposit. Using the new block model as a basis, new mine designs and integrated scheduling with the main Rosebel resources will commence this year, and will continue to be advanced as additional geologic and engineering information becomes available. It is the Company’s intention to complete the permitting work and to generate a preliminary reserve estimate for Saramacca during the first half of 2018 and to work toward initial production in 2019.

Approximately 50,000 metres of DD and RC drilling is planned in 2018.

3.2.3	Westwood Mine, Québec

In 2017, underground excavation totaled 18,228 metres of lateral and vertical development. In addition, approximately 113,200 metres of resource development DD were completed for the year. In support of the ongoing ramp up to full production, the DD program continues to focus on infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined.

A drilling program of over 100,000 metres is planned for 2018.

3.2.4	Côté Gold Project, Ontario

The Côté Gold project is a 70:30 joint venture between the operator IAMGOLD and SMM. The project hosts estimated mineral reserves as at December 31, 2017 on a 100 per cent project basis comprised of probable reserves totaling 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100 per cent project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces of gold and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces.

During the first quarter 2017, the Company received notice of approval of the project’s provincial environmental assessment from the Ontario Ministry of Environment and Climate Change. This follows a previous notification received in 2016 from the Federal Ministry of Environment and Climate Change that the project may proceed subject to the conditions listed in the assessment report and obtaining any required approvals and permits.

Joint Venture with Sumitomo Metal Mining Co., Ltd.

On June 20, 2017, the Company completed the sale of a 30 per cent interest in the Côté Gold project in Ontario to SMM for aggregate consideration of $195 million, of which $100 million was received upon the closing of the transaction. The remaining $95 million is due upon the earlier of: (i) 18 months following the closing date (December 20, 2018), (ii) the date the Côté Gold project feasibility study is made available to the public, and (iii) should it elect to do so and only as permitted under the Joint Venture Agreement, the date SMM sells its participating interest. Upon closing of the transaction, the Company entered into a Joint Venture Agreement with SMM, forming an unincorporated joint venture with respect to the Côté Gold project, with the Company having 70 per cent and SMM having 30 per cent of the total outstanding participating interests under the Joint Venture Agreement.

Completed Pre-feasibility Study

During the second quarter, the Company also announced the results of a PFS completed jointly by the Company, Amec Foster Wheeler and Roscoe Postle Associates Inc., with inputs from technical studies completed by other consultants. The PFS represents a comprehensive study of the technical and economic viability of the project that has advanced to a stage where a preferred mining method is established and an effective method of mineral processing is determined. The Company is using the PFS to identify the preferred development option, to demonstrate economic viability of the project, to support a mineral reserve disclosure (as stated above), and to identify additional work recommended to support the completion of a feasibility study.

The PFS outlines a potentially economically viable project that at a $1,250 per ounce gold price would generate an estimated 14 per cent after-tax internal rate of return. The project would have a 17-year mine life, producing on average 207,000 attributable ounces of gold a year at average total cash costs of $605 per ounce produced and all-in sustaining costs of $689 per ounce sold.

Based on the recommendations from the PFS, the joint venture partners working with Amec Foster Wheeler have initiated a feasibility study which is now expected to be completed in the first half of 2019. A delineation drilling program commenced with the objective to upgrade near surface inferred resources to an indicated category as well as evaluate grade variation in the starter pit. Approximately 27,000 metres of DD were completed by year end.

Subject to an acceptable feasibility study, a favourable development environment and a positive construction decision by the Côté Gold Joint Venture, commercial production is expected to begin in the first half of 2021.

Regional exploration activities continue within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions. A total of nearly 7,200 metres of DD were completed by year end to test various priority exploration targets. The results will be validated and compiled to guide future exploration programs.

3.2.5	Boto Gold Project, Senegal

Subsequent to year end 2017, the Company announced the results of a PFS completed jointly by the Company and Lycopodium Minerals Canada Ltd., with inputs from technical studies completed by other consultants. The Company is using the PFS to identify the preferred development option, to demonstrate economic viability of the project, to support a mineral reserve disclosure, and to identify additional work recommended to support the completion of a feasibility study.

Based on the results of the PFS, the Boto gold project hosts estimated mineral reserves as at December 31, 2017 on a 100 per cent project basis comprised of probable reserves totaling 26.8 million tonnes grading 1.64 g/t Au for 1.4 million ounces. Also on a 100 per cent project basis, indicated resources (inclusive of reserves) are estimated at 37.4 million tonnes grading 1.60 g/t Au for 1.9 million ounces of gold and inferred resources of 11.0 million tonnes grading 1.66 g/t Au for 594,000.

The PFS outlines a potentially economically viable project that at a $1,275 per ounce gold price would generate an estimated 13.3 per cent after-tax Internal Rate of Return. The project would have a 13.5 year mine life, producing on average 95,000 ounces of gold a year at average total cash costs of $707 per ounce produced and all-in sustaining costs of $829 per ounce sold.

The PFS recommended the completion of a feasibility study to validate and detail the elements of the development concept set out in the PFS, and which would include additional drilling, metallurgical testing, engineering and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The recommended feasibility study has been initiated and is expected to be completed in the second half of 2018.

In addition, exploration activities will continue on the Boto exploration concession to evaluate high priority targets for additional mineral resources.

3.3	Greenfield Exploration and Evaluation Projects

In addition to the mine site and development programs described above, the Company also conducts an active greenfields exploration program on selected projects in West Africa and the Americas. A summary of project highlights is provided below. The properties discussed in this section are related to early stage exploration projects. The Company does not consider these properties material at this time.

3.3.1	Africa – Mali

The Company maintains a regional central office in Dakar that serves as a base and administrative center for West African regional exploration complimented by administrative support offices in Bamako, Mali and Ouagadougou, Burkina Faso.

3.3.2	Africa – Senegal

Aside from the Company’s ongoing exploration programs at the Boto gold project in Senegal, and in support of the Essakane operation in Burkina Faso (discussed above), the Company also conducted exploration on the newly discovered Diakha deposit on the Siribaya project in Mali.

Effective December 31, 2017, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces.

On February 28, 2017, the Company acquired, in an all share transaction, all of the issued and outstanding common shares and all of the outstanding common share purchase warrants and options that it did not already own of Merrex. Merrex is a Canadian junior exploration company that owns a 50 per cent interest in the Siribaya project in Mali. Including the 50 per cent previous ownership interest, the Company now has a 100 per cent interest in the Siribaya project.

During 2017, approximately 19,500 metres of DD and RC drilling was completed. The drilling program is designed to confirm the geometry of the known mineralized zones at the Diakha deposit, and also to extend the gold mineralization north and south along strike where previous exploration has returned encouraging results. Subsequent to the reporting period, the Company announced the results from the 2017 drilling program, which delineated high-grade structures within the known resources and confirmed extensions of the mineralization. Highlights included 6.79 g/t Au over 26.0 metres, including 20.52 g/t Au over 8.0 metres; 11.06 g/t Au over 18.0 metres, including 32.45 g/t Au over 6.0 metres; 7.65 g/t Au over 16.0 metres, including 28.94 g/t Au over 4.0 metres; and, 2.01 g/t Au over 50.0 metres, including 9.7 g/t Au over 4.0 metres.

A drilling program totalling approximately 15,000 metres is planned in 2018 to continue to test for resource expansions at the Diakha deposit as well as test other identified exploration targets. The drilling results, along with those from the 2017 program, will be incorporated into the deposit model and used to update the mineral resources in 2018.

3.3.3	South America – Brazil

Exploration in Brazil is carried out from an exploration office in Belo Horizonte, Brazil. In 2017, exploration continued to focus on the Pitangui project located 110 kilometres northwest of Belo Horizonte, in Minas Gerais state.

Effective December 31, 2017, reported mineral resources at the São Sebastião deposit are comprised of an inferred resource of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold.

During 2017, approximately 9,600 metres of DD were completed to evaluate the up-plunge extension area of the São Sebastião deposit for additional resources, the results of which have been incorporated into the resource model, and to test priority exploration targets for additional zones of mineralization.

An exploration drilling program totalling approximately 17,000 metres is planned in 2018 to continue to test remaining exploration targets on the property.

3.3.4	South America - Nicaragua

The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). During the second quarter 2017, the Company completed the requirements to earn the right to an initial 51 per cent interest in the project and exercised its right to enter the second option to earn up to a 70 per cent interest in the project by completing additional exploration expenditures totaling $4.5 million and making $0.5 million in payments to Calibre by May 26, 2020.

During 2017, approximately 9,800 metres of DD was completed to evaluate the resource potential of the Guapinol, Riscos de Oro, East Dome and Cadillac veins. Reported assay results included the following highlights: 8.0 metres grading 1.57 g/t Au and 38.3 g/t Ag, 1.8 metres grading 5.69 g/t Au and 71.1 g/t Ag, 4.1 metres grading 0.38 g/t Au and 328.3 g/t Ag, 6.0 metres grading 2.74 g/t Au and 42.5 g/t Ag from the East Dome vein.

An updated NI 43-101 resource estimate is currently in progress which will incorporate an additional 26,000 metres of drilling completed over the last four years.

3.3.5	South America - Ecuador

The Company, through its 35.6 per cent equity ownership interest in INV Metals Inc. (“INV”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a PFS supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years.

During the second quarter of 2017, INV announced that it concluded the terms of an agreement with the Ministry of Mines in Ecuador concerning its Exploitation Contract relating to the future development of the Loma Larga project and commenced a feasibility study that is expected to take 18 months to complete.

During the third quarter of 2017, in addition to technical studies to support an ongoing feasibility study, INV announced that it had completed a thirteen hole, 4,500 metre exploration drilling program targeting a potential west extension of the Loma Larga deposit. Encouraging assay results were received and include: 51.3 metres grading 3.22 g/t Au and 48.7 g/t Ag, and 53.0 metres grading 1.59 g/t Au and 25.5 g/t Ag. The results will be assessed and used to guide future drilling programs.

3.3.6	North America – Québec, Canada

The Company operates an exploration office in Val d’Or, Québec to support several exploration programs in the Abitibi area and northern Québec. The Company holds a number of historic claim holdings which cover approximately seven kilometres of the Cadillac Break, and 28 kilometres of the Destor-Porcupine Fault, two major structural zones in the camp that host most of the known gold deposits in the Abitibi gold district.

The Company also continues to actively look for new joint venture opportunities and is currently involved in two active option to earn-in joint ventures at the Monster Lake and Nelligan projects.

The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50 per cent interest in the property, and holds an option to earn a further 25 per cent undivided interest, for a total 75 per cent undivided interest in the project, should it spend a total of C$10 million on the project within a seven year period, beginning January 1, 2015.

On August 14, 2017, the Company subscribed for 27.7 million common shares of TomaGold from treasury representing 19.98 per cent of the outstanding common shares of TomaGold. The common shares were purchased at a price of C$0.09 per common share, for an aggregate purchase price of C$2.5 million. Prior to the acquisition, the Company did not hold any common shares of TomaGold.

During 2017, approximately 12,500 metres of DD was completed to continue to evaluate the resource potential of the Megane and Lower zones. Assay results reported during the year included the following highlights: 5.21 g/t Au over 4.4 metres, 121.67 g/t Au over 3.1 metres, 85.27 g/t Au over 1.8 metres, 67.42 g/t Au over 3.5 metres, 80.28 g/t Au over 5.0 metres and 39.48 g/t Au over 1.6 metres. The results will be used to guide future drilling and will be incorporated into a deposit model to support the completion of an initial mineral resource estimate currently in progress.

The Nelligan project is located approximately 10 kilometers south of the Monster Lake project and is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”), signed on November 12, 2014. The Company may earn up to an initial 50 per cent interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25 to 30 per cent undivided interest by completing pre-feasibility and feasibility studies and making additional cash payment totaling C$0.5 million.

In the first half of 2017, the Company completed approximately 7,700 metres of DD program largely exploring a newly discovered alteration system hosting gold mineralization located to the north of the Liam zone. Assay results reported through the year included the following highlights: 29.9 metres grading 1.29 g/t Au, 24.0 metres grading 1.16 g/t Au, 8.0 metres grading 3.23 g/t Au, 11.3 metres grading 2.78 g/t Au, 34.3 metres grading 2.01 g/t Au, including 7.66 g/t Au over 4.4 metres, and 11.6 metres grading 2.38 g/t Au.

In 2018, a DD program totalling approximately 12,000 metres is planned to evaluate the resource potential of this newly discovered mineralized system.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this section was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration. Mr. MacDougall is a “qualified person” as defined by NI 43-101.

3.4	Outlook

The Company intends to continue the search for new opportunities and pursue the discovery of new deposits in 2018. The approved spending for capitalized and expensed exploration and development studies for 2018 is $79 million     and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2018	$	$	$
Corporate exploration projects-brownfield[1]	19	9	28
Corporate exploration projects-greenfield	-	32	32
	19	41	60
Feasibility and other studies	19	-	19
Total	38	41	79

    1 Exploration projects – brownfield includes planned near-mine exploration and resource development of $15 million.

Capitalized expenditure estimates include underground development and drilling at the Westwood mine and near-mine exploration and resource development programs at the Rosebel and Essakane mines.

The Company finances exploration expenditures from internal cash resources which, on occasion, is supplemented by flow-through equity raises for selected exploration projects in Canada.

4.	Mineral Reserves and Resources

The following tables set out the Company’s estimate of its mineral reserves and mineral resources as of December 31, 2017 with respect to the gold operations specified in the second table below. Lise Chénard, Eng. (Director, Mining Geology, IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for the disclosure of all mineral resource and reserves estimates contained herein, as at December 31, 2017. Mineral reserves and/or mineral resources at the Rosebel, Essakane and Westwood mines and at the Côté Gold project have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Mineral reserves and resources at the Sadiola mine have been estimated in accordance with or reconciled to the definitions of the JORC Code. Except as otherwise indicated below, reported mineral reserves were estimated using a long-term gold price assumption of $1,200 per ounce in 2017 and mineral resources were estimated using a long-term gold price assumption of $1,500 per ounce. The Company is required by NI 43-101 to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Resources as of December 31, 2017(1)(2)(3)(4)

Attributable Contained Ounces of Gold
(000)
Total Proven and Probable Reserves	14,514
Total Measured and Indicated Resources (Inclusive of Reserves)	24,723
Total Inferred Resources	8,793

Notes:

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that the majority of inferred mineral resources could be upgraded to a higher mineral category with continued exploration. Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates”. Rounding differences may occur.

(2)	Measured and indicated resources are inclusive of proven and probable reserves.
(3)	Mineral resources and mineral reserves for each property are reported separately in the table below.
(4)	Mineral resource/reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Mineral Reserves and Resources of Gold Operations as of December 31, 2017(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)

	MINERAL RESERVES AND RESOURCES
GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel(4), Suriname				(95%)
Proven Reserves	23,122	0.6	479	455
Probable Reserves	84,358	1.1	3,034	2,882
Subtotal	107,480	1.0	3,513	3,337
Measured Resources	45,561	0.7	1,059	1,006
Indicated Resources	254,010	1.0	8,036	7,634
Inferred Resources	86,471	1.0	2,704	2,569
Essakane(5), Burkina Faso				(90%)
Probable Reserves	93,126	1.1	3,390	3,051
Subtotal	93,126	1.1	3,390	3,051
Indicated Resources	113,809	1.2	4,269	3,842
Inferred Resources	9,720	1.2	386	348
Westwood(6), Canada				(100%)
Proven Reserves	998	7.9	252	252
Probable Reserves	3,770	7.6	924	924
Subtotal	4,768	7.7	1,176	1,176
Measured Resources	788	13.2	335	335
Indicated Resources	2,808	11.9	1,078	1,078
Inferred Resources	5,189	11.0	1,838	1,838
Sadiola(7), Mali				(41%)
Proven Reserves	245	2.1	17	7
Probable Reserves	69,106	1.9	4,124	1,691
Subtotal	69,352	1.9	4,140	1,698
Measured Resources	245	2.1	17	7
Indicated Resources	122,451	1.8	7,040	2,887
Inferred Resources	17,661	1.7	956	392
Côté Gold(8), Canada				(64.75%)
Probable Reserves	196,079	0.9	5,926	3,837
Subtotal	196,079	0.9	5,926	3,837
Indicated Resources	281,171	0.9	8,037	5,024
Inferred Resources	76,471	0.5	1,231	797
Saramacca(12), Suriname				(66.5%)
Indicated Resources	14,444	2.2	1,022	680
Inferred Resources	13,632	1.2	518	344
Boto Gold(9), Senegal				(100%)
Probable Reserves	26,841	1.6	1,415	1,415
Subtotal	26,841	1.6	1,415	1,415
Indicated Resources	37,408	1.6	1,922	1,922
Inferred Resources	10,981	1.7	594	594
Pitangui(10), Brazil				(100%)
Inferred Resources	5,365	4.7	819	819
Diakha-Siribaya(11), Mali				(100%)
Indicated Resources	2,102	1.9	129	129
Inferred Resources	19,816	1.7	1,092	1,092
TOTAL
Proven & Probable Reserves	497,646	1.2	19,560	14,514
Measured and Indicated Resources	874,798	1.2	32,944	24,723
Inferred Resources	245,306	1.3	10,138	8,793

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(3)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates”.

(4)

Rosebel mineral reserves have been estimated as of December 31, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(5)

Essakane mineral reserves have been estimated as of December 31, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(6)

Westwood mineral reserves have been estimated as of December 31, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

(7)

Mineral reserves at Sadiola have been estimated as of December 31, 2017 using an average of $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a $1,400/oz gold price and have been estimated in accordance with the JORC code.

(8)

Côté Gold mineral reserves have been estimated as of December 31, 2017 using a $1,200/oz gold price and the mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(9)

Boto Gold mineral reserves has been estimated as of December 31, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(10)	Pitangui mineral resources have been estimated as of December 31, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(11)	Diakha-Siribaya mineral resources have been estimated as of December 31, 2017 using $1,500/oz gold price and have been estimated in accordance with NI 43-101.
(12)	Saramacca project resources have been estimated as of December 31, 2017 using $1,500/oz gold price and have been estimated in accordance with NI 43-101.

The Company’s reserve estimate is comprised of in-place material, i.e., contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

Gold Technical Information and Qualified Person/Quality Control

The individual responsible for the supervision of the preparation and review of all mineral resource and mineral reserve estimates for IAMGOLD is Lise Chénard, Director, Mining Geology, IAMGOLD Corporation. Ms. Chénard is considered a “qualified person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section 4 has been included with the consent and prior review of Ms. Chénard, as applicable. The qualified person has verified the data disclosed and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including sampling, analytical and test data underlying the information contained in this section. Quality control falls under the responsibility of Ms. Chénard.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another.

For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of mineral reserves for gold operations as of December 31, 2017 was 14.5 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company’s attributable share of ounces by around 6 per cent and a $100 decrease in the gold price would decrease the Company’s attributable share of ounces by around 10 per cent.

The mineral reserves will follow a similar trend since, as of December 31, 2017, all open pit mineral resources are confined within pit shells.

5.	Other Aspects of the Business

5.1	Marketing of Production

All gold produced by IAMGOLD is in the form of doré bars, which is then refined into gold bullion. The doré and bullion may be sold mainly to financial institutions and/or the gold refineries in North America and Europe at prevailing market spot prices.

Revenues from sales of gold are received in U.S. dollars. A significant portion of operating and other expenses are incurred in non-U.S. currencies, including Canadian dollars and euros. The value of the Canadian dollar and other currencies relative to the U.S. dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for U.S. dollars expressed in Canadian dollars for the last five calendar years and is based on rates as reported on Bloomberg.

	Year Ended December 31, 2017
$/C$	2017	2016	2015	2014	2013
High	1.3793	1.4690	1.3965	1.1656	1.0704
Low	1.2062	1.2461	1.1749	1.0639	0.9838
Average	1.2982	1.3246	1.2785	1.1046	1.0297
End of Period	1.2520	1.3426	1.3840	1.1601	1.0636

The following table illustrates fluctuations in the exchange rate for euros expressed in U.S. dollars for the last five calendar years and is based on rates as reported on Bloomberg.

	Year Ended December 31, 2017
Euro/$	2017	2016	2015	2014	2013
High	1.2092	1.1616	1.2002	1.3934	1.3802
Low	1.0341	1.0352	1.0496	1.2098	1.2780
Average	1.1300	1.1070	1.1098	1.3284	1.3285
End of Period	1.2021	1.0554	1.0862	1.2098	1.3743

5.2	Environment and Permitting

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, the Company will continue to seek a thorough understanding of the potential interactions between mining activities and the environment. The Company will seek ways to protect or enhance the environment while maximizing sustainable development opportunities.

In February 2015, the Company submitted a coordinated final environmental assessment/environmental impact study for the Côté Gold project in accordance with the requirements of both the Province of Ontario and the Government of Canada. The Company considered and responded to all comments received. In April 2016, the Federal Ministry of the Environment and Climate Change released an environmental assessment decision that concluded that the Côté Gold project would not cause significant environmental effects. The Provincial Ministry of the Environment and Climate Change released a similar decision on January 25, 2017. With both environmental assessment approvals in place, the Côté Gold project can proceed to the permitting phase. As a result of changes to the mine plan released in an NI 43-101 PFS in June 2017, the Company is proceeding with additional baseline studies, on the Côté Gold property, to infill the physical, biological and human environment characterizations. This additional baseline data, together with design information from the PFS site configuration, will be used to prepare an Environmental Effects Review (“EER”). The EER will be submitted in the second quarter of 2018 to the Canadian Environmental Assessment Agency (“CEAA”) and to the Ontario Ministry of Environment and Climate Change (“MOECC”) as per conditions of the EA ministerial decisions. In parallel, a number of provincial and federal environmental approvals processes will commenced in the first and second quarter of 2018 as required to construct and operate the project. Permitting is not anticipated to pose any significant challenge to project development.

The Company launched the Boto gold project ESIA in June of 2015. Following the ESIA terms of reference approval by the Senegalese Government, environmental and social baseline studies were conducted and completed in 2016. Following completion of the baseline studies, the Company prepared and submitted a preliminary version of the ESIA study. As a result of a decision to further optimize the PFS design, the ESIA process was put on hold and re-commenced in the third quarter of 2017. An updated ESIA is expected to be submitted to the government during the first quarter of 2018 and the Company anticipates that a government-led public hearing process will commence in the second quarter of 2018. Following that process, a final ESIA report including responses to the comments received will be prepared and the environmental permit is expected before the end of 2018.

In 2017, the Company initiated the Saramacca project and submitted an ESIA Terms of Reference for approval by the Surinamese government. Throughout the second half of 2017 and continuing into 2018, the Company’s environmental and social baselines studies will document the existing conditions and contribute to the ongoing engineering studies and the ESIA process. Pending final approval of the Terms of Reference, the Company will prepare a draft ESIA document for review and engagement with interested stakeholders. The Company anticipates that the draft ESIA will be submitted for public review in the second quarter of 2018 and the final ESIA, including responses to comments, will be completed in the third quarter of 2018.

With respect to the Company’s operating mines, the environmental measures taken by the Company should not impact its competitive position, as the majority of responsible miners are subject to similar environmental standards. The medium and long-term financial impact of these standards is attributable to the costs of minimizing environmental effects of operations and the implementation of mine closure activities. The Company annually reviews its provision for environmental obligations and no material adverse effect on earnings is expected in the future. The Company believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued by the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities where regulated. Site closure costs are charged against a provision accumulated during the production phase. These obligations are estimated as at December 31, 2017 as follows:

Undiscounted Amounts (in millions of $)
Rosebel mine	58.3
Essakane mine	81.0
Doyon mine(1)	117.6
Other Canadian sites(2)	20.4
Total	277.3
Sadiola mine(3)	26.6
Yatela mine(4)	13.2
Total	317.1

(1) The Doyon mine closed in 2009

(2) Other Canadian sites include the Mouska mine which closed during 2014, the Westwood mine and other properties including Chester, Solbec (closed) and Y. Vezina (closed)

(3)This number represents the Company’s 41% share of the undiscounted amount

(4)This number represents the Company’s 40% share of the undiscounted amount. The Company suspended mining activities at the Yatela mine effective September 2013.

5.3	Community Relations

Community support for mining operations is viewed as a key ingredient for a successful mining venture. As part of its strategy, the Company plays an active role in the communities in which it operates. The Company has established community relations programs to interact with stakeholders with respect to its activities and their impact on the local communities. In Canada, consultations with aboriginals, including First Nations is a critical component of the permitting of the Company’s operations. At the Côté Gold project, First Nation consultations are on-going with the Mattagami and the Flying Post First Nations. An exploration agreement is already in place which identifies participation opportunities for both the Mattagami and Flying Post communities, and discussions are on-going to put in place an impact benefit agreement. Discussions have also been separately initiated with the Métis Nation of Ontario.

The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects. To that effect, in 2011, the Company began a five-year partnership in Burkina Faso with its non-governmental organization partner, Plan, to help deliver vocational and job-readiness training in various regions throughout the country. The $7.6 million initiative is primarily funded by the Canadian International Development Agency, with the Company and Plan making a substantial commitment of $1.9 million. Based on the success of the initial partnership, which concluded in August 2017, the parties are exploring options on a potential second phase.

In February 2015, Global Affairs Canada, announced the approval of the “Water & Sustainable Economic Growth in the Sahel” project proposed by the Company and Cowater International to deliver improved access to potable water, improve sanitation practices and support local business development in Burkina Faso. The project was originally a C$14 million initiative primarily funded by the Government of Canada and in 2016 Cowater International and the Company made plans to bring One Drop into the existing partnership and further expand water and sanitation programming. One Drop agreed to match the Company’s total project funding if the Company enhanced the initial commitment of C$2 million by C$375,000. The combined contribution from both organizations is now C$4.75 million, which scales the project total up to C$17.4 million in programming. Tender documents to select the contractor that will lead the construction of the water treatment plant were issued in December 2017. The bidding process is expected to be completed in the first quarter of 2018 with commencement of construction planned for in the second quarter of 2018.

5.4	Mining Development and Construction

The Company has in place a project development department to support new projects and existing operations on specific technical issues, major capital projects and expansions. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and scheduling, and to effectively manage investments in mining assets.

The objective of the technical services division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the IAMROCK mining development division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the engineering and construction division is to form and manage teams of professionals and technicians specialized in engineering and planning and implementing and supervising construction activities of mine facilities and infrastructure.

5.5	Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

5.6	Competition

5.6.1	Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, the Company competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

5.7	Sale of Production

The Company’s revenues are generated predominately from the sale of attributable gold and silver production. The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. The Company believes these factors contributed to the increased volatility in the price of gold throughout 2017. The Company sells its production into the open market with various counterparties acting as buyers, including financial institutions, metals trading businesses and refineries.

5.8	Employees

As at December 31, 2017, the Company employed approximately 4,780 individuals including contractor-employees.

6.	Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	December 2017	December 2016	December 2015

Dividend payment per Common Share	$0.00	$0.00	$0.00

The Company maintains a dividend policy with the timing, payment and amount of dividends paid by the Company to shareholders to be determined by the board of directors of the Company from time to time based upon, among other things, current and forecasted cash flow, results of operations and the financial condition of the Company, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of the Company may consider relevant. In December 2013, the Company suspended dividend payments until further notice to conserve cash and preserve liquidity.

The 2017 Credit Facility and the 2017 Senior Notes both contain covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2017 Credit Facility or the 2017 Senior Notes, as applicable, has occurred and is continuing or would result from the declaration or payment of a dividend.

7.	Legal Proceedings and Regulatory Actions

Reference is made to note 16 b) of the Company’s audited consolidated financial statements for its financial year ended December 31, 2017 which are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Item IV        Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 466,432,973 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at February 20, 2018.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V        Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and cost of operations. Specifically, credit ratings impact both the Company’s ability to obtain short-term and long-term financing, and the cost of such financings. A negative change in the Company’s ratings outlook or any downgrade in the Company’s current credit ratings by its rating agencies could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to enter into, or the associated costs of entering into, hedging transactions or other contracts in the ordinary course of business on acceptable terms. The Company believes that its current credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table sets out the ratings of IAMGOLD’s corporate credit and the 2017 Senior Notes credit by the rating agencies indicated as at February 20, 2018:

	Standard & Poor’s	Moody’s Investors Services
Corporate Rating	B+	B1
Senior Note Rating	B+	B2
Trend/Outlook	Stable	Positive

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The ratings from AAA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). As of February 20, 2018, S&P has assigned IAMGOLD a corporate credit rating of B+, a credit rating of B+ on the 2017 Senior Notes with a stable outlook and a Recovery rating of 3. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its financial commitments, but that adverse business, financial or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated ‘B+’ should be able to withstand a moderate level of stress and still meet its financial obligations. The stable outlook reflects its expectation that the Company will generate an adjusted debt-to-EBITDA ratio in low-2x area over the next 12 months and maintain strong liquidity despite a likely increase in growth-related capital expenditures.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. As of February 20, 2018, Moody’s has assigned IAMGOLD a corporate family credit rating of B1 a credit rating of B2 on the 2017 Senior Notes with a positive outlook and a speculative grade liquidity of SGL-1. According to Moody’s, this rating generally means that the obligations are considered speculative and are subject to high credit risk. The Company’s rating is driven by its low leverage, cash that exceeds debt, improving cash operating costs and increasing production at the Westwood mine, which will add diversity and reduce geopolitical risk. The rating also incorporates Moody’s view that management is fiscally prudent and will largely use cash for future development rather than shareholder returns. The positive outlook reflects expectations that the Company will continue to improve costs and maintain leverage under 2x.

Credit ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal at any time by the credit rating organization.

Item VI Market for Securities

1.	Trading Price and Volume

The Common Shares of the Company are listed on the TSX under the symbol “IMG” and on the NYSE under the symbol “IAG”.

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2017.

TSX

	High	Low	Close	Volume
	(C$)	(C$)	(C$)
January	6.29	5.18	6.02	89,093,021
February	6.88	5.15	5.24	62,171,951
March	5.42	4.54	5.32	70,439,193
April	6.04	5.23	5.64	49,577,034
May	6.19	4.89	6.02	53,398,333
June	7.52	5.86	6.69	60,335,152
July	6.87	6.22	6.73	19,618,062
August	8.30	6.51	8.29	36,006,869
September	8.87	7.48	7.63	41,405,542
October	7.97	6.93	7.08	29,565,726
November	8.08	6.88	7.03	26,666,615
December	7.50	6.30	7.33	23,193,159

The following table sets forth the market price range, in U.S. dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2017.

NYSE

	High	Low	Close	Volume
	($)	($)	($)
January	4.79	3.86	4.62	187,570,323
February	5.23	3.87	3.94	179,103,407
March	4.07	3.36	4.00	238,112,072
April	4.57	3.83	4.14	151,858,429
May	4.56	3.55	4.47	159,571,150
June	5.71	4.34	5.16	182,576,066
July	5.51	4.83	5.40	81,586,052
August	6.65	5.12	6.64	114,633,681
September	7.25	6.03	6.10	132,952,775
October	6.42	5.35	5.49	96,936,799
November	6.35	5.34	5.43	86,721,390
December	5.96	4.89	5.83	73,828,825

2.	Prior Sales

The following table summarizes issuances of securities of the Company (other than Common Shares), during the year ended December 31, 2017.

Date of Issue/Grant	Price per Security	Number of Securities

	(C$)
Common Shares

January 1, 2017	$5.19	96,743	(1)

January 1, 2017	$5.19	58,960	(2)

January 6, 2017	$1.97	122,111	(3)

January 25, 2017	$4.47	151,745	(3)

January 25, 2017	$4.47	134,617	(3)

January 25, 2017	$4.47	101,384	(3)

January 30, 2017	$4.47	20,500	(3)

January 30, 2017	$4.38	22,000	(3)

January 30, 2017	$4.47	12,874	(3)

January 30, 2017	$3.69	9,966	(3)

February 28, 2017	$5.24	2,094,000	(2)

February 28, 2017	$5.24	6,919,679	(4)

March 27, 2017	$6.26(5)	2,002,661	(6)

April 10, 2017	$5.33(5)	1,067,900	(6)

June 5, 2017	$3.54	15,800	(7)

June 8, 2017	$3.54	13,525	(7)

June 8, 2017	$3.54	4,075	(7)

June 19, 2017	$4.00	34,800	(7)

June 26, 2017	$3.54	10,000	(7)

June 28, 2017	$3.13	11,600	(7)

July 10, 2017	$5.91(5)	3,386,519	(6)

August 31, 2017	$7.68	15,030	(7)

September 1, 2017	$5.01	29,089	(7)

September 6, 2017	$3.68	10,000	(7)

September 8, 2017	$4.37	15,902	(7)

September 11, 2017	$3.54	14,400	(7)

September 27, 2017	$3.26	3,600	(7)

October 2, 2017	$3.12	42,000	(7)

November 10, 2017	$7.65	770	(7)

Date of Issue/Grant	Price per Security	Number of Securities

	(C$)

November 27, 2017	$6.24	1,041,667(8)

Options to Purchase Common Shares

February 28, 2017	$5.24(9)	1,603,800

Notes:

(1) On January 1, 2017, 96,743 Common Shares were awarded under the deferred share units comprising part of the share incentive plan of the Company. The price per security is the market price at the time of grant.

(2) On January 1, 2017, 58,960 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Company. On February 28, 2017, 2,094,000 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Company. The price per security is the market price at the time of grant.

(3) Common Shares issued in satisfaction of awards previously granted under the restricted share units comprising part of the share incentive plan of the Company. The price per security is the market price at the time of grant.

(4) Issued Common Shares on February 28, 2017 at $5.24 in exchange for full acquisition of Merrex Gold Inc.

(5) Represents the issue price per Common Shares pursuant to a private placement under the flow through share agreement.

(6) On March 27, 2017, 2,002,661 Common Shares were issued pursuant to a private placement under a flow through share agreement. On April 10, 2017, 1,067,900 Common Shares were issued pursuant to a private placement under a flow through share agreement. On July 10, 2017, 3,386,519 Common Shares were issued pursuant to a private placement under a flow through share agreement.

(7) Issued upon exercise of previously granted options to purchase Common Shares.

(8) Represents an issuance of Common Shares at $6.24 CAD ($4.80 USD) pursuant to the Saramacca UJV Agreement.

(9) Represents the exercise price per Common Shares of the options to purchase Common Shares granted under the stock option plan comprising part of the share incentive plan of the Corporation.

Item VII         Directors and Officers

1.	Directors

As of February 20, 2018, the list of IAMGOLD’s directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

DONALD K. CHARTER (2)(3) Etobicoke, Ontario, Canada	Chairman of the Company and Corporate Director	2003

JOHN E. CALDWELL (1)(3) Toronto, Ontario, Canada	Corporate Director	2006

RICHARD J. HALL (1)(4) Silverthorne, Colorado, United States of America	Corporate Director	2012

MAHENDRA NAIK (1)(2) Markham, Ontario, Canada	President – FINSEC Services Inc. (Management Services Company)	1990

TIMOTHY R. SNIDER (2)(4) Tuscon, Arizona, United States of America	Corporate Director	2011

SYBIL VEENMAN (3)(4) Toronto, Ontario, Canada	Corporate Director	2015

(1)  Member of the Audit and Finance Committee

(2)  Member of the Human Resources and Compensation Committee

(3)  Member of the Nominating and Corporate Governance Committee

(4)  Member of the Safety, Environment and Reserves Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exception: Ms. Veenman who, prior to December 2015, was Senior Vice-President and General Counsel at Barrick Gold Corporation.

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.	Executive Officers

The current list of Company executive officers is as follows:

Name, Province and Country of Residence	Occupation	Officer Since

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

P. GORDON STOTHART Oakville, Ontario, Canada	Executive Vice President and Chief Operating Officer	2007

CAROL T. BANDUCCI Mississauga, Ontario, Canada	Executive Vice President and Chief Financial Officer	2007

BENJAMIN R. LITTLE Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs, HSS & People	2011

CRAIG S. MACDOUGALL Oakville, Ontario, Canada	Senior Vice President, Exploration	2012

JEFFERY A. SNOW Toronto, Ontario, Canada	Senior Vice President, Business Development and General Counsel	2009

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years.

3.	Shareholdings of Directors and Officers

As at February 20, 2018, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2,627,939 million Common Shares or 0.56 per cent of all the issued and outstanding Common Shares of IAMGOLD.

4.	Corporate Cease Trade Orders or Bankruptcies

Orders and Corporate Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of a company (including the Company) that, while such individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or (b) was subject to a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued, after that person ceased to be a director, chief executive officer or chief financial officer, which resulted from an event that occurred while such person was acting in such capacity.

To the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities of the Company to materially affect control of the Company is, or has been in the last ten years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VIII        Audit and Finance Committee

1.	Composition and Relevant Education and Experience of Members

The directors of the Company have an audit and finance Committee (the “Audit and Finance Committee”) which consists of Messrs. John E. Caldwell (Chairman), Richard J. Hall and Mahendra Naik. The directors of the Company have determined that all members of the Audit and Finance Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that each of John E. Caldwell and Mahendra Naik is an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of a member of the Audit and Finance Committee as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

The following is a brief summary of the education and experience of each member of the Audit and Finance Committee that is relevant to the performance of his responsibilities as a member of the Audit and Finance Committee.

The text of the Audit and Finance Committee’s charter is attached hereto as Schedule “A”.

Name	Relevant Education and Experience

John E. Caldwell (Chairman)

Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs, Chief Financial Officer of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell is a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell is Chairman of and has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Chartered Professional Accountant.

Richard J. Hall

Mr. Hall was appointed a director of IAMGOLD in 2012. Mr. Hall brings over 45 years of exploration, development, mining and corporate experience to IAMGOLD. In addition to IAMGOLD, Mr. Hall currently serves as Chairman of Klondex Mines Ltd. and as a director of Orla Mining Ltd. Mr. Hall formerly served as President and Chief Executive Officer of Northgate Minerals until it was acquired by AuRico Gold now called Alamos Gold. Mr. Hall also served as President and Chief Executive Officer of Metallica Resources. While at Metallica Resources he was involved in the merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Over the past 10 years Mr. Hall has consulted to the mineral industry and has served on a number of resource sector boards of directors including Chairman of Premier Gold, Chairman of Grayd Resources and director of Kaminak Gold. Mr. Hall also served on numerous audit, compensation and governance committees during his career as well as chairing several special independent committees of boards of directors during various corporate situations. Mr. Hall is involved in several non-profit organizations including, Past President and Life Member of the American Exploration and Mining Association, formerly the Northwest Mining Association, director of the Denver Gold Group, member of both the Investment Committee and Audit Committee of the Society of Economic Geologists (SEG). Mr. Hall holds a Bachelor and a Master’s Degree in Geology and an MBA from Eastern Washington University. Mr. Hall has also completed an Executive Development Program at the University of Minnesota. Mr. Hall is a member

Name	Relevant Education and Experience

of the National Association of Corporate Directors and has completed the Institute of Chartered Secretaries and Administrators (ICSA) Directors Education Program and is a member of ICSA.

Mahendra Naik

Mr. Naik has been involved with IAMGOLD since its inception in 1990 as one of the founding directors’ and Chief Financial Officer (“CFO”). As CFO from 1990 to 1999, Mr. Naik led the joint venture with AngloGold and in project debt financings in excess of U.S. $350 million for both Sadiola and Yatela mines. In addition, Mr. Naik led equity financings in excess of U.S. $150 million including IAMGOLD’s initial public offering in 1996. From 2000 to date, as a director, Mr. Naik has been a member of the audit and compensation committees. Mr. Naik is the Chairman of the Board, Audit and compensation committees of Fortune Minerals Limited, a TSX listed company. Since 2003, Mr. Naik has been a director of Goldmoney Inc., a TSX listed precious metals financial services company and is Chairman of the audit and compensation committees. Mr. Naik is involved in a number of non-profit organizations including the Indus Entrepreneurs and Trillium Hospital Foundation.

Mr. Naik is a Chartered Professional Accountant and practised for nine years with a major accounting firm. He holds a Bachelor of Commerce degree from the University of Toronto.

2.	Mandate of the Audit and Finance Committee

The general mandate of the Audit and Finance Committee is to review and, if deemed appropriate, recommend the approval of the Company’s annual and quarterly financial statements and related disclosure to the board of directors, and more particularly, to oversee the Company’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

This committee reviews the general policies submitted by the Company’s management in connection with financial reporting and internal control and deals with all material matters relating thereto. Based on its review, this committee makes recommendations to the board of directors. Finally, the committee ensures that the external auditors are independent vis-à-vis management of the Company and makes its recommendations regarding their nomination for the ensuing year. The charter of the Audit and Finance Committee is attached hereto as Schedule A.

3.	Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted a pre-approval policy. Under this policy, subject to certain conditions, audit services, specified audit-related services, certain permitted non-audit services and tax-related non-audit services may be presented to the Audit and Finance Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the Chief Financial Officer of the Company is required to update the Audit and Finance Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, the Chief Financial Officer of the Company is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit and Finance Committee (or if within a specified dollar threshold, the Audit and Finance Committee Chairman). None of the audit-related services or other services described below were approved by the Audit and Finance Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 or Regulation S-X.

4.	External Auditor Service Fees

Audit Fees

The aggregate fees incurred by the Company’s external auditor in each of the last two fiscal years for audit services were $1,181,000 in 2017 and $1,325,000 in 2016.

Audit-Related Fees

The aggregate fees incurred in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $162,000 in 2017 and $165,000 in 2016. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Company.

Tax Fees

The aggregate fees incurred in each of the last two fiscal years for professional tax services rendered by the Company’s external auditor were $27,000 in 2017 and $22,000 in 2016. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

All Other Fees

The aggregate fees incurred in each of the last two fiscal years for other services rendered by the Company’s external auditor were $111,000 in 2017 and $21,000 in 2016. The other services related to assurance work and internal controls/ documentation assistance performed for the Company.

Chart for the above fee disclosure

The aggregate fees incurred by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2017	2016
Audit Fees	1,181,000	1,325,000
Audit-Related Fees	162,000	165,000
Tax Fees	27,000	22,000
Other	111,000	21,000
Total	1,481,000	1,533,000

Item IX         Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2018 fiscal year to the date hereof, none of the directors or executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding voting securities of the Company or associates or affiliates of any such person has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Item X         Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Item XI         Material Contracts

The summaries of the following material contracts are summaries only and are qualified in their entirety by the material contracts, copies of which can be found on the Company’s SEDAR profile at www.sedar.com.

2016 Credit Facility

The Company refinanced its existing $500 million unsecured revolving credit facility on February 1, 2016 with a revised syndicate of financial institutions (collectively, the “Revised Lenders”) led by National Bank of Canada and Deutsche Bank.

The 2016 Credit Facility provides for a revolving bank credit facility of up to $250 million or Canadian dollar equivalents. The amount includes $100 million in committed credit as well as up to $150 million in uncommitted capital. The purpose of the 2016 Credit Facility is to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2016 Credit Facility matures and all indebtedness thereunder is due and payable on February 1, 2020. There can be no certainty that the 2016 Credit Facility will be renewed on terms favourable to the Company or for an amount of up to $250 million.

Committed capital of the Credit Facility was increased by $70 million via the “accordion” feature. At the end of 2016, commitments totalled $170 million. As of February 7, 2017, the Credit Facility was further increased by $80 million via the “accordion” feature bringing total commitments to $250 million and Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada were added to the banking syndicate.

Payment and performance of the Company’s obligations under the 2016 Credit Facility are secured by certain forms of real property of the Company as well as guarantees by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”). The 2016 Credit Facility includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions; dispositions of material assets; mergers and acquisitions; covenants to maintain a total net debt ratio of not greater than 3.5:1, a tangible net worth of not less than the aggregate of $1.75 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2015 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2016; interest expense coverage of greater than 2.5 times; and a minimum liquidity amount of $100 million (including 50 per cent of the market value of the Company’s bullion holdings). Advances under the 2016 Credit Facility are available in U.S. dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2016 Credit Facility, which fee also depends on certain financial ratios of the Company. The 2016 Credit Facility also includes typical events of default, including any change of control of the Company.

2017 Credit Facility

The Company amended and restated the 2016 Credit Facility on December 14, 2017 with the existing bank syndicate. The amendments included, amongst other changes, extending the maturity, adding a $100 million “accordion” feature, improved pricing, the elimination of the minimum liquidity of $100 million financial covenant, and the ability to establish a separate, $100 million bi-lateral letters of credit facility.

The 2017 Credit Facility provides for a revolving bank credit facility of up to $250 million or Canadian dollar equivalents and the ability to increase committed credit by up to $100 million. The purpose of the 2017 Credit Facility is to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2017 Credit Facility matures and all indebtedness thereunder is due and payable on March 31, 2022. There can be no certainty that the 2017 Credit Facility will be renewed on terms favourable to the Company or for an amount of up to $250 million.

Payment and performance of the Company’s obligations under the 2017 Credit Facility are secured by certain forms of real property of the Company as well as guarantees by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”). The 2017 Credit Facility includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions; dispositions of material assets; mergers and acquisitions; covenants to maintain a total net debt ratio of not greater than 3.5:1, a tangible net worth of not less than the aggregate of $1.75 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2015 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2016; and interest expense coverage of greater than 2.5 times. Advances under the 2017 Credit Facility are available in U.S. dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2017 Credit Facility, which fee also depends on certain financial ratios of the Company. The 2017 Credit Facility also includes typical events of default, including any change of control of the Company.

As of February 20, 2018, approximately $1.3 million was drawn under the 2017 Credit Facility in the form of issued letters of credit.

2017 Senior Notes

On March 16, 2017, the Company issued at face value $400 million of senior unsecured notes pursuant to an indenture dated March 16, 2017 among the Company, Computershare Trust Company, N.A., Computershare Trust Company of Canada, and certain corporate guarantors. The 2017 Senior Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2025, and bear interest at the rate of 7 per cent per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year. The 2017 Senior Notes are guaranteed by certain of the Company’s subsidiaries. The Company used the proceeds of the 2017 Senior Notes together with cash on hand for the redemption of the 2012 Senior Notes.

At any time prior to April 15, 2020, the Company may redeem the 2017 Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the 2017 Senior Notes plus an applicable premium) plus accrued and unpaid interest on the 2017 Senior Notes.

The following are the contractual maturities related to the 2017 Senior Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
December 31, 2017	$400.0	$610.0	$28.0	$56.0	56.0	$470.0
December 31, 2016	$489.1	$621.1	$33.0	$66.0	$522.1	$—

1 The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $5.8 million as at December 31, 2017 (December 31, 2016 – $4.0 million). The carrying amount of the long-term debt also excludes the embedded derivative classified as a financial asset at fair value through profit or loss (note 20(d) of the financial statements).

In addition to the ability to redeem the 2017 Senior Notes as noted above, the Company may also make open market purchases of the 2017 Senior Notes from time to time.

Investment Agreement with Sumitomo Metal Mining Co., Ltd.

On June 5, 2017, the Company entered into a definitive agreement (the “Investment Agreement”) with SMM, pursuant to which the Company and SMM formed a joint venture and SMM acquired a 30% undivided participating interest in the Company’s ownership interest in the Côté Gold project for an aggregate $195 million, of which $100 million was paid upon closing. The remaining $95 million is payable on the earliest of: (i) 18 months following closing; (ii) the date of public filing of a feasibility study with respect to the Côté Gold project; and (iii) the date of closing of any sale by SMM Cote of its participating interest in the Côté Gold project, as permitted by the Joint Venture Agreement that was entered into between the Company and SMM Cote upon closing of the transaction. The Joint Venture Agreement sets out the operational governance framework as between the parties and contains certain conditions to the Company’s ability to transfer its interest in the Côté Gold project.

Pursuant to the Investment Agreement, the Company will be the operator of the Côté Gold project during development and once in operation, provided that should SMM Cote obtain a greater than 50% participating interest in the project, it will have the option to become the operator. Each party will be responsible for funding its proportionate share of expenditures, including initial and sustaining capital expenditures for the Côté Gold project. The Investment Agreement contains terms, conditions, representations, warranties, and indemnities customary for transactions of this nature.

There are no other contracts, other than those disclosed in this Annual Information Form or those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year of the Company or before the most recently completed financial year but are still in effect as of February 20, 2018.

Item XII         Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2017.

The ‘qualified persons’ whose names are set forth herein, are: Lise Chénard, Jérôme Girard, Craig MacDougall, Philippe Gaultier, Gilles Ferlatte, Mark Burnett, Bruno Lemelin, Luc-Bernard Denoncourt, Daniel Vallières, Ronald Leber, Emilie Williams, Marie-France Bugnon, Alan Smith, G Mining Services Inc., Louis-Pierre Gignac, Réjean Sirois, Amec Foster Wheeler, Snowden Mining Industry Consultants (Pty) Ltd., Antonio Peralta Romero, Bing Wang, Debbie Dyck, Dustin Smiley, Ignacy Lipiec, Jose Padilla, Paul Baluch, Luke Evans, Tudorel Ciuculescu, Michel Payeur, Vincent Cardin-Tremblay, Adam Doucette, Triadi Sugiarto, Roscoe Postle Associates Inc., SRK Consulting (Canada) Inc., Dominic Chartier, Glen Cole and Oy Leuangthong.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Lise Chénard, Craig MacDougall, Philippe Gaultier, Bruno Lemelin, Luc-Bernard Denoncourt, Daniel Vallières, Emilie Williams, Marie-France Bugnon, Alan Smith, Michel Payeur, Vincent Cardin-Tremblay and Adam Doucette are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2017 in their report dated February 21, 2018. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Item XIII         Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s Management Information Circular for its most recent annual meeting of securityholders that involved the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2017.

SCHEDULE A

AUDIT AND FINANCE COMMITTEE CHARTER

IAMGOLD CORPORATION

1.	Overall Purpose and Objectives

The audit and finance committee (the “Committee”) will assist the directors (the “Directors”) of IAMGOLD Corporation (the “Corporation”) in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will provide oversight review with respect to the integrity of the financial reporting process of the Corporation, the integrity of the Corporation’s financial statements, the system of internal controls and management of the financial risks of the Corporation, the performance of IAMGOLD’s internal audit function, the external audit qualifications, independence and performance, review of financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management of the Corporation, internal audit and the external auditor as well as monitors the independence of the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board of Directors to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Corporation’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to review and oversight. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements as well as the Corporation’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Corporation’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in Canada (GAAP) and reviewing the Corporation’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Corporation and of the professionals and experts (including the Corporation’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Corporation’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2.	Authority

(a)	The Committee shall have the authority to:

(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii)	set compensation and authorize payment for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)

The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.	Membership and Organization

(a)    The Committee will be composed of at least three members of the Board. The members of the Committee shall be appointed by the Directors to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate. In this Charter, the terms “independent” and “financially literate” have the meaning ascribed to such terms by Applicable Laws, including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix “A” attached hereto. The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee and must have such accounting or related financial management expertise as the Directors may determine in their business judgment.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Appendix “A” attached hereto.

No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

(b)    The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee.

(c)    The Committee shall meet at times necessary to perform duties described above in a timely manner but not less than four times per year.

(d)    The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(e)    The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(f)    The Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(g)    The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee may call or the external auditor of the Corporation may request a meeting of the Committee at any time upon 48 hours prior written notice.

(h)    All decisions of the Committee shall be by simple majority and the chairman of the Committee shall not have a deciding or casting vote.

(i) Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(j)    Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(k)    The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.	Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)    Financial Reporting of the Corporation

(i)

review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii)

consider the fairness of the quarterly and annual interim financial statements and financial disclosure of the Corporation and review with management of the Corporation and the external auditor whether,

-	actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

-	generally accepted accounting principles, currently international financial reporting standards adopted by the Corporation, have been consistently applied;

-	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

-	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(iii)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v)	review the selection of, and changes in the accounting policies of the Corporation;

(vi)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii)	review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(viii)	discuss the Corporation’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(ix)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x)

meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation, respectively, believes should be discussed privately;

(b)	Internal Controls of the Corporation

(i)

review the planning and implementation of work of the internal auditor pursuant to the internal audit charter, which charter shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

(ii)	review the areas of greatest financial, and reporting and disclosure risks to the Corporation and whether management of the Corporation is managing these risks effectively;

(iii)	review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(iv)

review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

(v)	establish procedures for,

-	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

-	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c)	External Auditor of the Corporation

(i)	recommend to the Directors,

-

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

-	the remuneration to be paid to the external auditor of the Corporation;

(ii)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii)

review the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv)

consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v)

pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(vi)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vii)	review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties;

(d)	Financial Matters

The Committee shall review and, where appropriate, make recommendations to the Directors regarding:

(i)	policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

(ii)

financing plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation’s financial position;

(iii)	capital expenditure budgets and proposed major capital expenditure (development and exploration) projects;

(iv)	acquisitions, joint ventures, divestitures and other similar transactions; and

(v)	other transactions or financial issues that management wishes to be reviewed by the Committee.

(e) Other Matters

(i)	The Committee shall review and approve all related party transactions;

(ii)	The Committee shall receive and review periodic reports from management relating to disclosure and compliance with laws and regulations;

(iii)	The Committee shall review human resource and succession planning for accounting, finance and internal audit staff;

(iv)	The Committee shall perform an annual self-evaluation of its performance including fulfilling its responsibilities as set out in this charter;

(v)

The Committee shall review and assess annually this charter and recommend any proposed changes to the Board of Directors for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board of Directors.

5.	Communication with the Directors

(a)	The Committee shall produce and provide the Directors with a summary of all actions taken at each Committee meeting or by written resolution.

(b)	The Committee shall produce and provide the Directors with all reports or other information required to be prepared under Applicable Laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Corporation, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Corporation and, as such, cannot be a member of the Audit Committee:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the Corporation;
b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;
c.	an individual who:
i.	is a partner of a firm that is the Corporation’s internal or external auditor;
ii.	is an employee of that firm; or
iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;
d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
i.	is a partner of a firm that is the Corporation’s internal or external auditor;
ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;
e.

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f.

an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Corporation if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

a.

has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

b.	is an affiliated entity of the Corporation or any of its subsidiary entities,is deemed to have a material relationship with the Corporation, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

a.	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

b.	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Corporation that may interfere with the exercise of his/her independence from management and the Corporation.

In addition:

a.	A director who is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationships.
b.

A director who receives, or whose immediate family member receives, more than $120,000 during any twelve-month period in direct compensation from the Corporation, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 during any twelve-month period in such compensation.

c.

A director is not independent if: (a) the director is a current partner or employee of a firm that is the Corporation’s internal or external auditor; (b) the director has an immediate family member who is a current partner of such a firm; (c) the director has an immediate family member who is a current employee of such a firm and personally works on the Corporation’s audit; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation’s audit within that time.

d.

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Corporation’s present executives serve on that corporation’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

e.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a corporation that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other corporation’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment corporation may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a.

Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b.

Be an affiliated person of the issuer or any subsidiary thereof. An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;
b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
c.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and
e.	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a.

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
c.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
d.	other relevant experience.